


08000852

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ausenco Limited

*CURRENT ADDRESS 8/2404 Logan Road
Eight Mile Plains
Queensland 4113 Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35156 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 2/21/08





21 December 2007

Company Announcements
Australian Securities Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Company Secretary
Ausenco Limited
Fax: (07) 3841 1421

Notice of initial substantial holder - Ausenco Limited

ANZ gives this notice of initial substantial holding in respect of Ausenco Limited.

Yours faithfully

John Priestley

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Ausenco Limited (the "**Entity**")
ACN/ARSN	114 541 114

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 8 pages annexed to this notice and marked "A".

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 17/12/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate [2] had a relevant interest [3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities [4]	Number of securities	Persons' votes [5]	Voting power [6]
Ordinary Fully Paid Shares	4,157,324	4,157,324	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest [7]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of securities in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such securities in the Entity.	4,157,324 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder [8]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ANZ Life Assurance Company Limited	38,808 Ordinary Fully Paid Shares
	ANZ Nominees Limited	ANZ Managed Investments Limited	847,057 Ordinary Fully Paid Shares
	ANZ Nominees Limited	ING Life Limited as Responsible Entity	90,912 Ordinary Fully Paid Shares
	ANZ Nominees Limited	ING Life Limited	2,063,088 Ordinary Fully Paid Shares
	JP Morgan Chase Bank as Custodian for INGA Shareholder Investments Trust	JP Morgan Chase Bank as Custodian for INGA Shareholder Investments Trust	98,051 Ordinary Fully Paid Shares
	JP Morgan Chase Bank as Custodian for ING Sustainable Investments - Wholesale Australian Share Trust	JP Morgan Chase Bank as Custodian for ING Sustainable Investments - Wholesale Australian Share Trust	58,677 Ordinary Fully Paid Shares
	JP Morgan Chase Bank as Custodian for Pooled Australian Share Fund	JP Morgan Chase Bank as Custodian for Pooled Australian Share Fund	960,731 Ordinary Fully Paid Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration [9]		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	23/08/2007	$1,086,930.90	Not applicable	107,500 Ordinary Fully Paid Shares
	24/08/2007	$1,949,987.11	Not applicable	206,700 Ordinary Fully Paid Shares
	27/08/2007	$777,550.25	Not applicable	78,375 Ordinary Fully Paid Shares
	28/08/2007	$478,360.44	Not applicable	47,160 Ordinary Fully Paid Shares
	29/08/2007	$1,610,752.29	Not applicable	160,209 Ordinary Fully Paid Shares
	30/08/2007	$404,100.66	Not applicable	39,237 Ordinary Fully Paid Shares

ANZ and each of the ANZ Subsidiaries	31/08/2007	$450,637.32	Not applicable	42,721 Ordinary Fully Paid Shares
	03/09/2007	$3,440,673.11	Not applicable	316,642 Ordinary Fully Paid Shares
	04/09/2007	$395,826.67	Not applicable	36,840 Ordinary Fully Paid Shares
	06/09/2007	$1,293,536.26	Not applicable	119,077 Ordinary Fully Paid Shares
	10/09/2007	$355,646.86	Not applicable	32,562 Ordinary Fully Paid Shares
	11/09/2007	$298,384.40	Not applicable	26,740 Ordinary Fully Paid Shares
	12/09/2007	$298,019.99	Not applicable	25,824 Ordinary Fully Paid Shares
	13/09/2007	$72,017.34	Not applicable	6,096 Ordinary Fully Paid Shares
	18/09/2007	$1,353,538.20	Not applicable	109,161 Ordinary Fully Paid Shares
	19/09/2007	$3,271,087.26	Not applicable	256,031 Ordinary Fully Paid Shares
	21/09/2007	$395,401.44	Not applicable	30,743 Ordinary Fully Paid Shares
	24/09/2007	$665,059.40	Not applicable	52,480 Ordinary Fully Paid Shares
	25/09/2007	$877,547.00	Not applicable	71,324 Ordinary Fully Paid Shares
	26/09/2007	$3,510,673.85	Not applicable	275,103 Ordinary Fully Paid Shares
	27/09/2007	$2,440,076.17	Not applicable	190,987 Ordinary Fully Paid Shares
	28/09/2007	$289,295.83	Not applicable	22,208 Ordinary Fully Paid Shares
	03/10/2007	$141,234.14	Not applicable	11,000 Ordinary Fully Paid Shares
	08/10/2007	$2,381,175.62	Not applicable	198,027 Ordinary Fully Paid Shares
	05/11/2007	$604,188.90	Not applicable	39,900 Ordinary Fully Paid Shares
	06/11/2007	$48,878.84	Not applicable	3,302 Ordinary Fully Paid Shares
	07/11/2007	$1,619,125.39	Not applicable	107,316 Ordinary Fully Paid Shares

ANZ and each of the ANZ Subsidiaries	08/11/2007	$406,488.16	Not applicable	26,583 Ordinary Fully Paid Shares
	09/11/2007	$4,175,215.98	Not applicable	274,728 Ordinary Fully Paid Shares
	12/11/2007	$1,259,828.82	Not applicable	83,871 Ordinary Fully Paid Shares
	14/11/2007	$1,363,907.07	Not applicable	88,793 Ordinary Fully Paid Shares
	15/11/2007	$749,705.07	Not applicable	49,072 Ordinary Fully Paid Shares
	16/11/2007	$148,088.63	Not applicable	9,967 Ordinary Fully Paid Shares
	22/11/2007	$1,007,669.26	Not applicable	69,374 Ordinary Fully Paid Shares
	23/11/2007	$273,643.67	Not applicable	18,946 Ordinary Fully Paid Shares
	26/11/2007	$517,541.22	Not applicable	34,434 Ordinary Fully Paid Shares
	28/11/2007	$125,209.14	Not applicable	8,428 Ordinary Fully Paid Shares
	29/11/2007	$601,610.43	Not applicable	40,035 Ordinary Fully Paid Shares
	11/12/2007	$5,418,992.53	Not applicable	408,497 Ordinary Fully Paid Shares
	12/12/2007	$444,819.17	Not applicable	34,200 Ordinary Fully Paid Shares
	13/12/2007	$1,971,761.81	Not applicable	148,623 Ordinary Fully Paid Shares
	14/12/2007	$309,704.30	Not applicable	22,841 Ordinary Fully Paid Shares
	17/12/2007	$573,636.35	Not applicable	43,839 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 8 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley Capacity Secretary

Sign here Date 21 December 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is the Annexure of 8 pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 21 December 2007

………………………………

John Priestley - Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

NOTE: *All companies are 100% owned within the Group unless otherwise indicated and dates are in Australian format*

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/05/54
Australia	Alliance Holdings Pty Ltd		1	9/08/56
American Samoa	Amerika Samoa Bank Inc.		21	26/05/78
Australia	ANZcover Insurance Pty Ltd		1	24/04/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/04/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/07/94
Australia	ANZ Alternate Assets Holding Company Pty Ltd (1 share held by ANZ National Bank Limited)		1	15/06/06
Australia	ANZ Business Equity Fund Limited		1	15/06/06
USA, New York	ANZ BGH LLC		30	25/05/04
Australia	ANZ Capel Court Limited		1	22/04/69
Australia	ANZIS Holdings Pty Ltd (remaining shares held by R J Clarke)	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (owned 50% by ANZ Capel Court Limited & 50% by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/01/85
Australia	ANZ Capital Funding Pty Ltd		1	11/08/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/09/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (owned 98 % by ANZ & 2% by ANZ Funds Pty Ltd)		30	19/11/04
Australia	ANZ Commodity Trading Pty Ltd		1	3/05/01
Australia	ANZ Custodians Pty Ltd		1	9/05/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/08/83
Australia	ANZ Fiduciary Services Pty Ltd		1	28/05/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/07/94
Australia	ANZ Funds Pty. Ltd.		1	13/03/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/04/87
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/03/88

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ Capital NZ Limited		36	8/12/00
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ National Staff Superannuation Limited		36	10/05/06
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/02/88
New Zealand	Arawata Assets Limited		36	4/05/90
New Zealand	Arawata Finance Limited		36	10/06/81
New Zealand	Arawata Capital Limited		36	01/09/05
New Zealand	APAC Investments Limited (remaining shares held by APAC Group)	65%	26	17/08/05
New Zealand	Amberley Investments Limited (remaining shares held by Caterpillar)	50%	36	10/03/03
New Zealand	Burnley Investments Limited		36	27/06/02
New Zealand	Cortland Finance Limited		36	24/08/00
New Zealand	Culver Finance Limited		36	26/04/01
New Zealand	Sefton Finance Limited		36	7/02/03
New Zealand	Arawata Holdings Limited		36	2/08/85
New Zealand	Harcourt Corporation Limited		36	27/06/85
New Zealand	Airlie Investments Limited		36	15/05/02
New Zealand	Nerine Finance No 2 (remaining shares held by AIG-FP Pinestead Holdings Corp)	65%	2	14/06/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Harcourt Investments Limited		36	24/07/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/02/73
New Zealand	Arawata Securities Limited		36	13/08/85
New Zealand	Arawata Trust Company		36	8/11/05
New Zealand	Direct Broking Limited		TBA	TBA
New Zealand	Direct Nominees Limited		TBA	TBA
New Zealand	Endeavour Finance Limited		36	24/09/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/07/92
New Zealand	Endeavour Securities Limited		36	24/09/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/09/48
New Zealand	Alos Holdings Limited		36	12/06/87
New Zealand	NBNZ Finance Limited		36	15/06/87
New Zealand	NBNZ Holdings Limited		36	7/03/89
New Zealand	BHI Investments Limited		36	13/09/85
British Virgin Is	CBC Finance Limited		33	31/08/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
New Zealand	NBNZ Investment Services Limited		36	21/04/04
New Zealand	NBNZ Life Insurance Limited		36	26/05/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	South Pacific Merchant Finance Limited		36	14/07/72
New Zealand	Southpac Corporation Limited		36	14/03/72
New Zealand	Control Nominees Limited		36	30/07/83

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Trillium Holdings Limited		36	17/03/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/04/38
New Zealand	Eftpos New Zealand Limited		36	8/06/94
New Zealand	Samson Funding Limited		36	4/11/03
India	ANZ Capital Pvt. Limited		27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share-Wilgrist Nominee Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share -Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/09/85
Vanuatu	La Serigne Limited (remaining shares held by Veritatum Nominees Ltd)	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (owned 50% by ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/02/87
Singapore	ANZCOVER Pte. Ltd.		15	9/05/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/07/00
Singapore	Torridon Pte Ltd		14	5/08/97
Australia	ANZ Online Holdings Pty Ltd		1	22/02/07
Australia	ETRADE Australia Limited		38	02/01/86
Australia	Custody Execution & Clearing Services Pty Ltd		39	22/03/05
Australia	ETRADE Australia Securities Limited		38	14/04/97
Australia	ETRADE Australian Nominees Pty Limited		38	13/11/97
Australia	Custody Execution & Clearing Services (Australia) Pty Ltd		40	25/11/88
Australia	ETRADE Stockbroking (Nominees) Australia Pty Ltd		40	20/02/70
Australia	ETRADE Settlement (Nominees) Australia Pty Ltd		40	05/09/61
Australia	ETR Nominees Pty Ltd		38	23/07/02
New Zealand	ETRADE New Zealand Limited		42	04/11/99
New Zealand	ETRADE New Zealand Securities Limited		42	04/02/00
New Zealand	ETRADE New Zealand Securities Nominees Limited		42	04/02/00
Australia	Nova Pacific Holdings Pty Limited		38	14/11/96
Australia	Australian Stockbroking & Advisory Services Limited		38	11/08/00
Australia	Linwar Pty Ltd (remaining shares held externally)	50%	41	17/12/02
Australia	Nova Bandwidth Pty Limited		38	01/11/96
India	ANZ Operations and Technology Pvt Limited		8	7/06/88
Cambodia	ANZ Royal Bank Cambodia Ltd (remaining shares owned by Royal Group)	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company (remaining shares owned by Vtrac International leasing Co)	95%	19	16/09/98
Kiribati	Bank of Kiribati Ltd (25% owned by Republic of Kiribati)	75%	23	30/08/84
Australia	LFD Limited (owned 74.94 % by ANZ Funds - 25.06% by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/04/37
England	Minerva Holdings Limited (1 share - Brandts Nominees Limited*)		13	5/04/83
England	ANZEF Limited (1 share - Brandts Nominees Limited*)		13	1/01/34
England	ANZEF Leasing No. 1 Limited		13	17/08/89
England	ANZEF Leasing No. 2 Limited (owned 0.01% by Brandts Nominees Limited & Minerva Holdings Limited*, 0.39% by Citybank International PLC, 0.61% by Schroder Investments Co Ltd)	99%	13	18/01/90

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Distribution *(NB - this is an Unlimited Company)* (1 share Brandts Nominees Limited*)		13	20/09/05
England	ANZ Emerging Markets Holdings Limited (1 share - Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share - Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share - Brandts Nominees Limited*)		13	11/04/83
England	ANZ Leasing (No. 2) Ltd (owned 0.01% by Gareth Campbell*)		13	19/06/73
USA, New York	ANZ Securities Inc.		12	7/04/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (owned 50% by Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/03/52
England	Brandts Nominees Limited (owned 90% by Minerva Holdings Limited & 10% by Gareth Campbell*)	90%	13	22/02/34
England	Minerva Nominees Limited (owned 66.67 % by Minerva Holdings Limited 33.33% by Brandts Nominees Limited*)		13	20/05/38
England	Minerva Nominees (No.2) Limited (owned 99% by Minerva Holdings Limited - 1% by Brandts Nominees Limited*)		13	18/07/67
Cayman Islands	Nichelle Limited		9	26/03/04
Australia	Town & Country Land Holdings Pty Ltd		1	30/09/91
Australia	Votraint No. 1103 Pty Limited		1	8/05/98
Australia	ANZ General Partner Pty Ltd		1	21/09/01
Australia	ANZ Holdings Pty Ltd		1	14/07/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/06/85
Australia	530 Collins Street Property Trust		1	
Australia	ANZ Investments Pty Ltd		1	14/07/77
Jersey	ANZ Jersey Limited (owned 50% by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/04/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/01/66
Australia	ANZ Leasing (BWC Financing) Pty Ltd		1	20/12/06
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/02/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/02/59
USA, New York	ANZ Limited Partnership (owned 98.9% by ANZ & 1.09% by ANZ Realty Holdings (USA) Inc)		12	21/03/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/07/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/09/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/09/81
England	ANZ Pensions (UK) Limited (1 share - Brandts Nominees Limited*)		13	25/07/77
Australia	ANZ Private Equity Management Limited		1	15/06/06

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Properties (Australia) Pty Ltd		1	14/03/68
Australia	Weelya Pty. Ltd.		1	20/05/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/07/91
Australia	ANZ Rewards Pty Ltd		1	21/05/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/05/98
Australia	ANZ Rural Products Pty Ltd		1	8/06/01
Australia	ANZ Securities (Holdings) Limited		1	6/05/70
Australia	ANZ Futures Pty Ltd		1	15/08/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
Australia	Cleveland Bay Water Pty Limited		1	22/08/05
Australia	Stadium Holdings Pty Ltd		1	25/9/06
Australia	Stadium Investments Pty Ltd		1	25/9/06
Australia	Stadium Management Limited		43	20/7/95
Australia	Livapule Pty Ltd		43	20/7/95
Australia	Stadium Australia Operations Pty Ltd		1	27/6/07
New Zealand	ANZ Securities (New Zealand) Limited		36	19/03/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/09/90
USA, New York	ANZ Securities (USA) Inc		12	16/09/87
Australia	ANZ Securities Limited		1	20/06/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/01/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/01/80
Australia	ANZ Underwriting Limited		1	28/06/71
India	ANZ Support Services India Private Limited		8	27/09/07
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Structured Investments Management Pty Ltd		1	13/06/07
Australia	ANZ Tradecentrix Pty Limited		1	7/02/01
Australia	Tradecentrix Pty Limited		1	18/01/01
Australia	ANZ Trustees Limited		1	17/03/83
Australia	ANZ Trustees (Canberra) Limited		1	19/05/60
Laos	ANZ Vientiane Commercial Bank Ltd (remaining shareholders Laotian investors)	60%	44	6/8/07
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/05/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/04/88
Australia	Azuria Australia Pty Ltd		1	17/09/03
Australia	Bellinz Pty Ltd		1	29/04/97
Guam	Citizen's Bankcorp Inc		37	05/08/1997
Guam	Citizen's Security (Guam) Bank Inc		37	01/09/1990
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/07/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/06/97
Australia	Crebb No 6 Pty Ltd (owned 50% by ANZBGL & ANZ National Bank Limited)		1	15/06/01
Australia	E S & A Holdings Pty Ltd		1	14/07/77

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	E S & A Properties (Australia) Pty Ltd		1	28/08/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/06/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/09/83
Australia	Asset Rentals Pty Ltd		1	29/04/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Loan Service Centre Pty Limited		1	18/06/90
Australia	Mercantile Credits Pty Ltd		1	11/07/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/07/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/09/83
Australia	FCA Finance Pty. Limited		1	29/04/58
Australia	Analed Pty. Ltd.		1	26/06/73
Australia	G-BNWF Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/05/00
Australia	JIKK Pty Ltd		1	8/05/98
Australia	NMRB Finance Limited *(In Liquidation)*	N/A	N/A	23/08/74
Australia	NMRB Pty Ltd		1	14/02/86
Australia	NMRSB Pty Ltd		1	21/04/90
Indonesia	PT ANZ Panin Bank (remaining 15% owned by PT Pan Bank)	85%	20	5/09/90
Fiji	Quest Limited (owned 50% by ANZ & ANZ Funds Pty Ltd)		29	9/01/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*	N/A	N/A	24/05/51
England	The London Bank of Australia *(In Liquidation)*	N/A	N/A	1893
England	The Union Bank of Australia Limited *(In Liquidation)*	N/A	N/A	1880
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd		1	17/09/03

*** Held as bare nominee - no beneficial ownership**
 # Deemed controlled by Endeavour Finance Limited due control of voting

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 20 Kramuon Sar & Corner 67 Street, Phnom Penh, Cambodia

5 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 C/- Bell Gully, Level 22, Vero Centre, 48 Shortland St, Auckland, New Zealand

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/- KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 – 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

37 424 West O'Brien Drive, 114 Julale Centre, Hagatna, Guam 96910

38 Level 1, 10 Bridge Street, Sydney, NSW, 2000

39 McMahon Clarke Legal, G Floor, 62 Charlotte Street, Brisbane, Qld, 4000

40 Etrade Australia Limited, Level 7, 10 Bridge Street, Sydney, NSW, 2000

41 Level 7, 60 Castlereagh Street, Sydney, NSW, 2000

42 Nigel Arkell Business Advisor, Level 13, 34 Shortland Street, Auckland, New Zealand

43 Suite 6, Level 5, 3 Spring Street, Sydney, NSW, 2000

44 33 Lane Xang Avenue, Vientiane, Lao PDR

This is the Annexure of 18 pages marked "B" referred to in the form 603 "Notice of initial substantial holder"

Signed by me and dated 21 / 12 /2007
John William Priestley – Secretary
Australia and New Zealand Banking Group Limited

LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.


For personal use only

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness	Signature of attorney
[illegible]	Noelle Wooden
Name	Name
	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 2
(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002

Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1978* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the Implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	Stephen Green
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Narelle Wooden
Michael Harris	Name
Name	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 3 (ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002

Ref: JFS:THC12862952

CONTENTS

141322262

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 77[illegible] (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,[illegible]30 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,81[illegible] fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	[signature]
	Signature of attorney
[signature]	Narelle Wooden
Signature of witness	Name
[signature]	
Name	Date of power of attorney

EQUINOX MINERALS LIMITED

ARBN 108 066 986

December 19, 2007

Equinox Passes 75% Development Completion at Lumwana Copper Project

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to announce that in connection with the execution of the US$407.6 million Lumwana Copper Project fixed price EPC construction contract ("EPC") as announced on October 16, 2006, the Ausenco Limited (ASX symbol: "AAX") and Bateman Engineering NV (LSE-AIM symbol: "BATE") groups (collectively the "EPC Contractors") passed the 75% completion milestone during November 2007.

In accordance with the Company's agreement with the EPC Contractors, Equinox will issue common shares within the contractual period to the value of C$4,317,892 (US$4,314,009) as part of the third quarterly milestone payment.

Commenting, Craig Williams, Equinox President and CEO said: "Equinox has achieved another significant milestone which formally signifies the Lumwana development has now passed the 75% completion mark. In an industry environment experiencing significant project overruns and delays, the Equinox Team and our EPC Contractors continue to deliver Lumwana on schedule and budget for commissioning in mid-2008."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.


AUSENCO

19 December 2007

ASX/MEDIA RELEASE

2007 Year Exceeds Expectations

Diversified mining and minerals processing engineering and project services provider Ausenco Limited (ASX: AAX) continues to achieve strong growth in its capacity to successfully develop and deliver projects.

Combined with Ausenco's growth to 1,000 people and favourable business and trading conditions, Ausenco's unaudited 2007 full year financial results have exceeded expectations.

The unaudited financial results for the 2007 financial year to date, as well as the Company's internal forecast for the remainder of the year ending 31 December 2007 are anticipating results being achieved ahead of previously announced expectations.

Subject to the finalisation of the 2007 external audit, final internal accounting and assurance processes for the full year, Ausenco is upgrading its 2007 earnings guidance and is expecting its full year Net Profit After Tax for the 12 months ending 31 December 2007 to be $40 million, 198% higher than for the 12 months to 31 December 2006.

Ausenco plans to release its 2007 full year unaudited financial results on 20 February 2008.

ENDS

Zimi Meka
Managing Director
Ph: (07) 3112 8200

Further information: Craig Allen
Chief Financial Officer
Ph: (07) 3112 8200

Heather Brodie
Manager, Investor Relations and
Corporate Communications
Ph: (07) 3112 8200





19 December 2007

ASX/MEDIA RELEASE

Ausenco awarded Sepon Copper Expansion Project in Laos

Global mining and mineral process engineering and project management service provider Ausenco Limited (ASX: AAX) today announced that it has been notified by Oxiana Limited (ASX: OXR) that the joint venture with Bateman Engineering known as the KDG JV is the preferred contractor for the planned expansion of the US$178 million Sepon Copper Project to 80,000t/a. Ausenco's interest in the KDG JV is 70%, an increase from the previous 50%.

Ausenco Managing Director Zimi Meka commented "We are delighted to have had the opportunity to continue to work with Oxiana on the successful Sepon Copper Project. The announcement as preferred contractor continues to solidify our position for EPCM work in Laos and the region, where other project activities are continuing as planned. Following the completion of the Sepon expansion feasibility study work, the strengthening of our interest in the KDG JV this award extends our order book well into 2009 continues to underpin Ausenco's market position in the mineral processing sector."

The KDG joint venture was the recipient of an engineering design award in 2006 having completed the engineering and design of the original US$240 million Sepon Copper operation. The main additions to the Sepon Copper project under the approved expansion will be a larger new primary crusher, an additional 8 CCD tank train, commensurate leaching capacity additions and 24 new electro-winning cells.

The Sepon Copper project in the Lao PDR commenced production in 2005, and in 2007 will produce 60,000t to 63,000t of copper metal cathodes. The operation is based on mining from the high grade Khanong deposit, with the nature of the ore allowing processing - via whole-of-ore leach, solvent-extraction and electrowinning - to final copper cathode metal on site. By the end of 2007 more than 150,000t of copper cathodes will have been produced since commissioning.

Zimi Meka
Managing Director

Investor enquires:
Craig Allen
Chief Financial Officer
Ph: (07) 3112 8200

Media enquiries:
Heather Brodie
Manager, Investor Relations and Corporate Communications
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited currently working on projects with an installed capital value of US$2.8 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Sino Gold, and Equinox Minerals.



13 December 2007

ASX/MEDIA RELEASE

Ausenco O&M division (Ascentis) awarded Isaac Plains Coal Project operation

Global mining and mineral process engineering and project management service provider Ausenco Limited (ASX: AAX) today announced that Ascentis, its specialist Operations and Maintenance (O&M) subsidiary, has been advised that it is preferred tenderer for the contract operation and maintenance of the coal handling and preparation plant at the Isaac Plains Coal Project. The term of the contract is initially for two years, with an option to extend for another two years. Isaac Plains is owned by a 50/50 joint venture between Vale (formerly CVRD) and Aquila Resources Limited (ASX: AQA) and is managed by Isaac Plains Coal Management Pty Ltd (a company jointly owned by Vale and Aquila Resources Ltd).

Subject to completion of negotiations and the award of the contract to Ascentis, the revenue contribution of the contract to Ascentis will be $22 million for the first two years and $15 million for each year during the option period.

Ausenco Managing Director Zimi Meka commented "We are delighted to have been successful in being nominated as the preferred tenderer in this instance, as it brings together our emerging coal group and the strengths of our business – a comprehensive solution including a cost effective and competitive approach, flexibility in our methodology, and the experienced personnel in our Ascentis team."

Ascentis provides contract operations and maintenance services and training solutions to the global mineral processing and resources industries. This project further adds to the depth of operating experience and commodity diversification of the group.

The Isaac Plains project is located approximately 7 kilometres east of Moranbah in the Bowen Basin region of Queensland.

Subject to the completion of negotiations, the contract will commence in mid January 2008 with the first year forecast production being 1.8Mt of coal, increasing to 3.6Mt in the years to follow.

Zimi Meka
Managing Director

Investor enquires:
Craig Allen
Chief Financial Officer
Ph: (07) 3112 8200

Media enquiries:
Heather Brodie
Manager, Investor Relations and Corporate Communications
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited currently working on projects with an installed capital value of US$2.8 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Sino Gold, and Equinox Minerals.





ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
From	Steve Rouvray
Date	13 December 2007
Number of pages including this page	8
If all pages are not received please telephone	02 9234 8401
Subject	**FORM 604**

Dear Sir

Attached please find Form 604 Notice of change in interests of substantial holder in relation to Ausenco Limited.

Yours faithfully

S.S. Rouvray
Secretary

ssr:ch:(SUBSHARE):604Fax



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

13 December 2007

The Secretary
Ausenco Limited
8/2404 Logan Road
EIGHT MILE PLAINS QLD 4113

Fax: 07 3841 1421

Dear Sir

Enclosed please find Form 604 notice of change in interests or entitlements of Substantial Holder.

Yours faithfully

S.S. Rouvray
Secretary

asr:ch:(SUBSHARE):604let

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Ausenco Limited

ACN/ARSN

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited (and its related companies)
ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 11 /12 /2007

The previous notice was given to the company on: 07 /11/ 2007

The previous notice was dated: 09 /11/ 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	4237372	5.13%	5398079	6.43%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure B				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows.

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure C				





5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 13 / 12 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 2 pages referred to in form 604 Notice of a Change of Interests of Substantial shareholder signed by me on : 13-12-2007

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/11/2007	ING NZ	Sale of Units on ASX	$ 5,924	- 6,000	- 6,000
9/11/2007	ING NZ	Sale of Units on ASX	$ 19,927	12,900	12,900
9/11/2007	INGL	Sale of Units on ASX	$ 48,660	3,202	3,202
12/11/2007	INGL	Sale of Units on ASX	$ 15,021	1,000	1,000
14/11/2007	INGL	Sale of Units on ASX	$ 13,333	868	868
22/11/2007	INGL	Sale of Units on ASX	$ 10,885	750	750
22/11/2007	INGL	Sale of Units on ASX	$ 2,086	143	143
23/11/2007	INGL	Sale of Units on ASX	$ 3,510	243	243
26/11/2007	INGL	Sale of Units on ASX	$ 6,673	444	444
29/11/2007	INGL	Sale of Units on ASX	$ 5,381	358	358
11/12/2007	INGL	Sale of Units on ASX	$ 23,704	1,781	1,781
11/12/2007	INGL	Sale of Units on ASX	$ 12,568	950	950
9/11/2007	INGL	Sale of Units on ASX	$ 78,415	5,160	5,160
12/11/2007	INGL	Sale of Units on ASX	$ 24,184	1,610	1,610
14/11/2007	INGL	Sale of Units on ASX	$ 31,259	2,035	2,035
15/11/2007	INGL	Sale of Units on ASX	$ 17,355	1,136	1,136
22/11/2007	INGL	Sale of Units on ASX	$ 20,361	1,403	1,403
22/11/2007	INGL	Sale of Units on ASX	$ 3,910	268	268
23/11/2007	INGL	Sale of Units on ASX	$ 6,586	456	456
26/11/2007	INGL	Sale of Units on ASX	$ 12,460	829	829
29/11/2007	INGL	Sale of Units on ASX	$ 12,205	812	812
11/12/2007	INGL	Sale of Units on ASX	$ 54,169	4,070	4,070
11/12/2007	INGL	Sale of Units on ASX	$ 28,743	2,173	2,173
8/11/2007	INGL	Sale of Units on ASX	$ 178,662	11,697	11,697
9/11/2007	INGL	Sale of Units on ASX	$ 47,945	3,146	3,146
9/11/2007	INGL	Sale of Units on ASX	$ 1,690,844	111,264	111,264
12/11/2007	INGL	Sale of Units on ASX	$ 521,620	34,726	34,726
14/11/2007	INGL	Sale of Units on ASX	$ 651,317	42,402	42,402
15/11/2007	INGL	Sale of Units on ASX	$ 361,561	23,666	23,666
16/11/2007	INGL	Sale of Units on ASX	$ 75,003	5,048	5,048
22/11/2007	INGL	Sale of Units on ASX	$ 401,337	27,654	27,654
22/11/2007	INGL	Sale of Units on ASX	$ 77,064	5,282	5,282
23/11/2007	INGL	Sale of Units on ASX	$ 129,916	8,995	8,995
26/11/2007	INGL	Sale of Units on ASX	$ 245,695	16,347	16,347
27/11/2007	INGL	Sale of Units on ASX	$ 38,483	2,595	2,595
28/11/2007	INGL	Sale of Units on ASX	$ 32,707	2,198	2,198
29/11/2007	INGL	Sale of Units on ASX	$ 49,462	3,297	3,297
29/11/2007	INGL	Sale of Units on ASX	$ 243,994	16,233	16,233
6/12/2007	INGL	Sale of Units on ASX	$ 237,384	16,600	16,600
11/12/2007	INGL	Sale of Units on ASX	$ 171,419	12,954	12,954
11/12/2007	INGL	Sale of Units on ASX	$ 955,017	71,756	71,756
11/12/2007	INGL	Sale of Units on ASX	$ 506,709	38,307	38,307
8/11/2007	INGL	Sale of Units on ASX	$ 53,932	3,527	3,527
9/11/2007	INGL	Sale of Units on ASX	$ 520,745	34,267	34,267
12/11/2007	INGL	Sale of Units on ASX	$ 160,650	10,695	10,695
14/11/2007	INGL	Sale of Units on ASX	$ 100,166	6,521	6,521
15/11/2007	INGL	Sale of Units on ASX	$ 55,611	3,640	3,640
16/11/2007	INGL	Sale of Units on ASX	$ 11,530	776	776
22/11/2007	INGL	Sale of Units on ASX	$ 61,722	4,253	4,253
22/11/2007	INGL	Sale of Units on ASX	$ 11,847	812	812
23/11/2007	INGL	Sale of Units on ASX	$ 19,976	1,383	1,383
26/11/2007	INGL	Sale of Units on ASX	$ 37,785	2,514	2,514
28/11/2007	INGL	Sale of Units on ASX	$ 5,506	370	370
29/11/2007	INGL	Sale of Units on ASX	$ 37,727	2,510	2,510
6/12/2007	INGL	Sale of Units on ASX	$ 237,384	- 16,600	- 16,600
11/12/2007	INGL	Sale of Units on ASX	$ 61,202	4,625	4,625
11/12/2007	INGL	Sale of Units on ASX	$ 221,545	16,646	16,646
11/12/2007	INGL	Sale of Units on ASX	$ 117,553	8,857	8,857
12/11/2007	INGIM	Sale of Units on ASX	$ 17,784	- 1,200	- 1,200
20/11/2007	INGIM	Sale of Units on ASX	$ 19,114	- 1,200	- 1,200
3/12/2007	INGIM	Sale of Units on ASX	$ 17,900	- 1,200	- 1,200
11/12/2007	INGIM	Sale of Units on ASX	$ 118,638	9,000	9,000
9/11/2007	INGIM	Sale of Units on ASX	$ 91,440	- 6,000	- 6,000
10/12/2007	INGIM	Sale of Units on ASX	$ 24,506	- 1,800	- 1,800
11/12/2007	INGIM	Sale of Units on ASX	$ 181,912	13,800	13,800
9/11/2007	INGIM	Sale of Units on ASX	$ 25,017	1,636	1,636
8/11/2007	INGIM	Sale of Units on ASX	$ 241,521	15,893	15,893
12/11/2007	INGIM	Sale of Units on ASX	$ 74,504	4,960	4,960
14/11/2007	INGIM	Sale of Units on ASX	$ 82,809	5,391	5,391

15/11/2007	INGIM	Sale of Units on ASX	$ 45,970	3,009	3,009
22/11/2007	INGIM	Sale of Units on ASX	$ 53,015	3,715	3,715
22/11/2007	INGIM	Sale of Units on ASX	$ 10,359	710	710
22/11/2007	INGIM	Sale of Units on ASX	$ 183,834	12,600	12,600
23/11/2007	INGIM	Sale of Units on ASX	$ 17,482	1,209	1,209
26/11/2007	INGIM	Sale of Units on ASX	$ 39,006	2,196	2,196
29/11/2007	INGIM	Sale of Units on ASX	$ 39,882	2,652	2,652
11/12/2007	INGIM	Sale of Units on ASX	$ 171,902	12,918	12,918
11/12/2007	INGIM	Sale of Units on ASX	$ 91,204	6,895	6,895
8/11/2007	INGIM	Sale of Units on ASX	$ 27,234	1,781	1,781
9/11/2007	INGIM	Sale of Units on ASX	$ 263,070	17,311	17,311
12/11/2007	INGIM	Sale of Units on ASX	$ 81,159	5,403	5,403
14/11/2007	INGIM	Sale of Units on ASX	$ 88,337	5,816	5,816
15/11/2007	INGIM	Sale of Units on ASX	$ 49,591	3,246	3,246
22/11/2007	INGIM	Sale of Units on ASX	$ 58,182	4,009	4,009
22/11/2007	INGIM	Sale of Units on ASX	$ 11,161	765	765
23/11/2007	INGIM	Sale of Units on ASX	$ 18,834	1,304	1,304
26/11/2007	INGIM	Sale of Units on ASX	$ 35,621	2,370	2,370
28/11/2007	INGIM	Sale of Units on ASX	$ 5,178	348	348
29/11/2007	INGIM	Sale of Units on ASX	$ 34,135	2,271	2,271
11/12/2007	INGIM	Sale of Units on ASX	$ 142,941	10,740	10,740
11/12/2007	INGIM	Sale of Units on ASX	$ 75,834	5,733	5,733
8/11/2007	INGFML	Sale of Units on ASX	$ 51,867	3,596	3,596
9/11/2007	INGFML	Sale of Units on ASX	$ 14,737	967	967
9/11/2007	INGFML	Sale of Units on ASX	$ 519,803	34,205	34,205
12/11/2007	INGFML	Sale of Units on ASX	$ 160,349	10,675	10,675
14/11/2007	INGFML	Sale of Units on ASX	$ 182,007	11,849	11,849
15/11/2007	INGFML	Sale of Units on ASX	$ 101,018	6,612	6,612
16/11/2007	INGFML	Sale of Units on ASX	$ 20,964	1,411	1,411
22/11/2007	INGFML	Sale of Units on ASX	$ 112,155	7,728	7,728
22/11/2007	INGFML	Sale of Units on ASX	$ 21,535	1,476	1,476
23/11/2007	INGFML	Sale of Units on ASX	$ 38,311	2,514	2,514
26/11/2007	INGFML	Sale of Units on ASX	$ 68,657	4,588	4,588
28/11/2007	INGFML	Sale of Units on ASX	$ 9,985	671	671
29/11/2007	INGFML	Sale of Units on ASX	$ 71,937	4,786	4,786
11/12/2007	INGFML	Sale of Units on ASX	$ 83,963	6,345	6,345
11/12/2007	INGFML	Sale of Units on ASX	$ 303,930	22,836	22,836
11/12/2007	INGFML	Sale of Units on ASX	$ 161,257	12,191	12,191
11/12/2007	INGFML	Sale of Units on ASX	$ 589,265	44,700	44,700
8/11/2007	INGFML	Sale of Units on ASX	$ 11,423	747	747
9/11/2007	INGFML	Sale of Units on ASX	$ 211,097	13,891	13,891
12/11/2007	INGFML	Sale of Units on ASX	$ 65,116	4,335	4,335
14/11/2007	INGFML	Sale of Units on ASX	$ 33,346	2,171	2,171
15/11/2007	INGFML	Sale of Units on ASX	$ 18,501	1,211	1,211
22/11/2007	INGFML	Sale of Units on ASX	$ 21,711	1,496	1,496
22/11/2007	INGFML	Sale of Units on ASX	$ 4,173	288	288
23/11/2007	INGFML	Sale of Units on ASX	$ 7,034	487	487
26/11/2007	INGFML	Sale of Units on ASX	$ 13,302	885	885
29/11/2007	INGFML	Sale of Units on ASX	$ 13,152	875	875
11/12/2007	INGFML	Sale of Units on ASX	$ 16,210	1,225	1,225
11/12/2007	INGFML	Sale of Units on ASX	$ 58,680	4,409	4,409
11/12/2007	INGFML	Sale of Units on ASX	$ 31,124	2,353	2,353
29/11/2007	INGFML	Sale of Units on ASX	$ 7,246	482	482
8/11/2007	INGFML	Sale of Units on ASX	$ 107,264	7,016	7,016
9/11/2007	INGFML	Sale of Units on ASX	$ 28,759	1,887	1,887
9/11/2007	INGFML	Sale of Units on ASX	$ 1,014,212	66,739	66,739
12/11/2007	INGFML	Sale of Units on ASX	$ 312,888	20,830	20,830
14/11/2007	INGFML	Sale of Units on ASX	$ 352,478	22,947	22,947
15/11/2007	INGFML	Sale of Units on ASX	$ 195,861	12,807	12,807
16/11/2007	INGFML	Sale of Units on ASX	$ 40,592	2,732	2,732
22/11/2007	INGFML	Sale of Units on ASX	$ 217,184	14,965	14,965
22/11/2007	INGFML	Sale of Units on ASX	$ 41,898	2,858	2,858
23/11/2007	INGFML	Sale of Units on ASX	$ 70,310	4,888	4,888
26/11/2007	INGFML	Sale of Units on ASX	$ 132,970	8,847	8,847
27/11/2007	INGFML	Sale of Units on ASX	$ 20,838	1,405	1,405
28/11/2007	INGFML	Sale of Units on ASX	$ 17,893	1,189	1,189
29/11/2007	INGFML	Sale of Units on ASX	$ 27,049	1,803	1,803
29/11/2007	INGFML	Sale of Units on ASX	$ 133,458	8,879	8,879
11/12/2007	INGFML	Sale of Units on ASX	$ 100,729	7,612	7,612
11/12/2007	INGFML	Sale of Units on ASX	$ 561,197	42,168	42,168
11/12/2007	INGFML	Sale of Units on ASX	$ 297,766	22,511	22,511

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 2 pages referred to in the Notice of 604 a Change of Interests of Substantial shareholder signed by me on: 13-12-2007



S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited	ING Life Limited	interest arising pursuant to	2,021,457	2,021,457
ING Group	ANZ Nominees Limited	ING Funds Management Limited as Responsible E	As above	863,867	863,867
ING Group	J P Morgan Nominees Australia Limited	ING Funds Management Limited as Responsible Entity	As above	942,497	942,497
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	871,279	871,279
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	105,262	105,262
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	197,989	197,989
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	224,866	224,866
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	77,600	77,600
ING Group	ING (NZ) Limited	ING (NZ) Limited	As above	93,262	93,262
				5,398,079	5,398,079

ANNEXURE 'A'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
ING Investment Management Asia Pacific (Hong Kong) Limited	39th Floor, One International Finance Centre, 1 Harbour View Street Central, Hong Kong	INGIM AP
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

Emerging Companies Conference presentation



AUSENCO

Positioned for Sustainable Growth

Craig Allen – Chief Financial Officer





Overview

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

1991 – 2007 – Growth Trajectory



91
Start-up in Brisbane
95
Open Perth office
00
First off-shore project: Thailand
01
First African project: Tanzania
02
Appoint Wayne Goss chairman; First private equity shareholders initial investment
03
Establish Ascentis
04
Open China office; First China project: Jinfeng Gold Biox®
05
Open Americas office; First alliance contract with QNI
06
First Americas project; List on ASX; Open Manila office
07
Open Bangkok office; Expand China and Vancouver office
Admitted S&P ASX300
08

The Ausenco Solution

An established global reputation for the delivery of innovative solutions across the project lifecycle ... the Ausenco Solution

Technical Solutions

- → Design and supervision of metallurgical test work programs
- → Feasibility study preparation
- → Process engineering
- → Engineering design
- → Capital & operating cost estimates
- → Project financial models

Engineering & Process

- → Innovative design
- → Efficient plant performance
- → Process, mechanical, civil / structural, electrical & instrumentation engineering
- → Multi-discipline

Project & Construction Management

- → Project management
- → Cost control
- → Scheduling
- → Procurement
- → Construction management
- → Commissioning

ASCENTIS

Operations & Management

- → Plant ramp-up
- → Operations management
- → Maintenance management
- → Mining, resource, water & infrastructure industries
- → Decommissioning
- → Rehabilitation
- → Wholly owned subsidiary

PRE-FEASIBILITY STUDY → FEASIBILITY STUDY → ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT → OPERATING AND MAINTENANCE → DECOMMISSIONING

Global Presence and Specialist Experience



Vancouver: Project Delivery Centre supporting the Americas
Beijing: Project Delivery Global Procurement
Manila: Global Engineering Project Delivery
Bangkok: Global Procurement
Brisbane: Head Office Full service delivery capability
Perth: Full service delivery capability
PROJECTS/STUDIES
CORPORATE OFFICES

2007 Half Year Highlights



- Safety **LTIFR of 1.1** based on 9 million man hours worked
- Strong growth in revenue, profit, EPS and dividends
  - Revenue – Increased to **$104 million** (74% growth pop)
  - Earnings – Increased to **$18 million** (309% growth pop)
  - EPS - Increased to **22 cents per share** (261% growth pop)
- Record order book, with projects under management increased to **US$2.8 billion**
- Improved EBIT margin contributions across all business units
- Final dividend of **13 cents per share**, franked to 80%, paid 19 September 2007
- **860 personnel** at 30 June 2007; currently **960 personnel**

2007 Half Year Operational Highlights

- Safety programs in place and across projects and group
- Successfully completed Jinfeng (China) and Bulyanhulu (Tanzania) projects
- Secured Didipio copper project (Philippines)
- Secured Sabodala gold project (Senegal) in August 2007
- Awarded preferred contractor - Ridgeway Deeps (Australia) and Kinsevere Stage II (DRC)
- Achieving satisfactory progress on all projects
- Positioning company for growth with broadening of management team
- Implementing value adding global engineering and procurement strategies in Asia
- Increased order book by US$900 million
- Extended and deepened order book to US$2.8 billion with projects into 2009
- Strong pipeline with US$10billion in potential projects and studies
- Expanded office capacity in all corporate offices



Overview

1. Introduction
2. **Result analysis**
3. Operational overview and outlook

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

2007 Half Year Financial Highlights

Six months to 30 June 2007	HY 2007	HY 2006	
Operating revenue	$103.8 million	$59.7 million	74% ↑
Earnings before interest and tax	$21.5 million	$5.8 million	269% ↑
EBIT margin	*20.7%*	*9.7%*	*112%* ↑
Net profit before tax	$22.0 million	$5.9 million	274% ↑
Attributable profit after tax	$18.0 million	$4.4 million	309% ↑
Net margin	*17.4%*	*7.4%*	*135%* ↑
Earnings per share (basic)	22.0 cps	6.1 cps	261% ↑
Operating cash flow	$21.2 million	($4.4 million)	589% ↑
Dividend per share (declared)	13 cps	2.5 cps	420% ↑

Continued revenue and profit growth

Operating Revenue

120
100
80
60
40
20
0

HY2005	HY2006	HY 2007
32.3	59.7	103.8


Earnings Before Interest Tax
A$'M
25
20
15
10
5
0
22.0
5.8
2.8
HY2005
HY2006
HY2007

Continued revenue and profit growth


Net Profit After Tax
A$'M
20.0
15.0
10.0
5.0
0.0
2.1
4.4
18.0
HY2005
HY2006
HY2007

Financial performance reflects:

- Higher level of personnel, with 11.6% growth in personnel numbers to 860
- Satisfactory project progress being achieved with equity contribution from Lumwana project
- Expansion of global footprint and growth in management team
- Strong underlying EBIT margin at 12.3%
- Improved cash management practices
- Lower effective tax rate at 18%

Strong working capital and funding position


Operating Cash Flow
A$'M
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
0.6
HY2005
-4.3
21.2
HY2007

Financial capacity growth reflects:

- Strong operating cash flow, $21.2 million
- Cash at bank $37.6 million
- Total funding and bonding facilities A$125 million, bonding only drawn to A$29 million

Expanding and deepening order book

HY2006 EPCM Revenue Contribution - By Region

Europe 3%
Australia 24%
Africa 26%
Americas 4%
Asia 43%

HY2007 EPCM Revenue Contribution - By Region



Europe
4%
Australia
19%
Africa
27%
Americas
4%
Asia
46%

2006 HY Order Book % - By Region



Australia
19%
Africa
38%
Americas
5%
Asia
38%

2007 HY Order Book % - By Region



Australia
21%
Africa
32%
Americas
11%
Asia
36%

Overview

1. Introduction
2. Result analysis
3. **Operational overview and outlook**

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

Rio Tinto
Copper, nickel and now aluminium





Growth in copper and entry into nickel
Northparkes
Oyu Tolgoi
La Granja
Pebble
Resolution
KUCC extension
Eagle
Sulawesi
Capital Exp ~ $0.2Bn
Avg. Cu Production ~ 40kt/yr
Capital Exp ~ $2.0 - 3.0Bn
Capital Exp ~ $1.0 - 2.0Bn
Capital Exp > $1 Bn
Capital Exp ~ $2.5 - 3.5Bn
Capital Exp ~ $1.0 - 2.0Bn
Capital Exp ~ $0.2Bn
Capital Exp ~ $1.5 - 2.0Bn
38 2007 Half Year Results Presentation
2 August 2007



A growing set of investment opportunities
Alaska copper / Pebble
Sweetwater uranium
Kennecott Land
Deep Cortez Hills
Simandou iron ore
Brazilian bauxite
Colombia expansions
La Granja Peru copper
PRC Argentina
Abu Dhabi smelter
Oyu Tolgoi
Orissa iron ore
Indian diamonds
Malaysian smelter
Sulawesi nickel
Grasberg underground
Rio Tinto
Alcan
37 2007 Half Year Results Presentation
2 August 2007

Source: Rio Tinto Half Year Results Presentation 2007

- US$0.3 bn of exploration expenditure in 2006
- US12.4 bn of new copper and nickel projects to 2011
- US$3 to $4 bn of committed iron ore projects

BHP Billiton
Diversified growth



Deep inventory of projects and options
As at 22 August 2007
Proposed capital expenditure
<$500M
$501M-$2Bn
$2Bn+
Canadian Potash
Resolution
Angola & DRC
CMSA Heap Leaching
Thebe
Caroona
Ekati
Nimba
RBM
Hallmark
Browse LNG
CMSA 3rd Line
Corridor Sands I
Corridor Sands II
Olympic Dam Expansion
Scarborough
Wards Well
Escondida 3rd Concentrator
Kipper
Klipspruit
Perseverance Deeps
NWS Nth Rankin B
Shenzi
Yabulu
Pinto Valley
Zamzama Phase 2
Koala UG
Pyrenees
Cliffs
Atlantis South
Ravensthorpe
Future Options
2013
Feasibility
2010
Execution
2007
CSG
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
Preliminary Results
Slide 27 22 August 2007
bhpbilliton

- **Future Options = US$50bn**
- **Feasibility = US$20bn**

Source: *BHP Billiton Full Year Results Presentation 2007*

Xstrata
Nickel, copper and coal

Phasing of Growth Projects


xstrata



Near term growth of 11% p.a. to 2009 is supported by projects currently in implementation phase


Xstrata Overall Growth Profile
(on an equivalent production basis at LT prices)
Equivalent Cu production, based to 100
250
200
150
100
50
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Scoping
Feasibility studies
Implementation
Existing operations
15 projects in Scoping, Concept and Exploration phases
17 projects in Pre-Feasibility and Feasibility study phases
24 projects in Implementation phase, incl. commissioning, construction and ramp-up
Note:

Source: XStrata Copper – Platform for Growth 2007

Expansionary Capital Expenditure


xstrata

- **Total of $28bn over next 8 years representing nearly 50% of our current market capitalisation**
- **$4.5bn currently approved and further $7bn in the approval process**
- **Greenfield copper and nickel projects represent nearly 50% of projected capital**


Project capex by investment stage
Total: $28bn
Approved 16%
In approval process 25%
Feasibility / Pre-feasibility stages 24%
Scoping 35%
Capex profile by commodity
Total: $28bn
Nickel 38%
Zinc 5%
Alloys 4%
Copper 37%
Coal 16%

Anglo American
Copper, nickel and coal


ANGLO
AMERICAN

Core Organic Growth Opportunities


Unapproved projects
$5-6bn
$2-3bn
$2-3bn
$7-8bn
Base Metals
Platinum
Iron Ore
Coal

- Over \$20bn in brownfield & greenfield projects – many forecast to be in 1st or 2nd quartile of cost curve
- Potential to increase market share in core segments
- Strong track-record of delivering projects on time and on or below budget

Source: Anglo American Interim Results Presentation 2007

Strong Order Book to 2009 Targeted Pipeline to 2011

Graphs depict Ausenco's current project work together with targeted future project and study opportunities.

Numbers are approx USD Installed Capital Values.


mericas
S$0.3bn
argeted
S$1.0bn
Project
Value
S$22bn
Africa
S$0.9bn
argeted
S$2.0bn
Project
Value
S$15bn
ia/China
S$1bn
argeted
S$5.4bn
Project
Value
US$4bn
ustralia
S$0.6bn
argeted
S$3.6bn
Project
Value
S$11bn
ROJECTS/STUDIES
ORPORATE OFFICES

Ausenco Positioned for Global Projects

- ✓ Global Geographic Presence
- ✓ Client base – Junior, Mid-tier, Majors
- ✓ Resource critical mass – size
- ✓ Technology – full spectrum
- ✓ Track record, experience, reputation


ROJECTS/STUDIES
ORPORATE OFFICES

Strong Project Pipeline



Ausenco
rder Book
S$2.8bn
Project
Pipeline
argeted
US$10bn
2006
xploration
US$7.5bn
committed
Project
Value
4 Companies
US$90bn+
2007
2009
2011

US$7.5 bn non-ferrous exploration (estimated 2006)

43% of exploration in late stage development projects

77% targeted at gold and base metals projects

Exploration expenditure increasing to 2008

- BHPBilliton increased targeted exploration in 2008 to US$1.2bn (from US$0.8 bn in 2007 and 2006)



Figure 1: Estimated Total Worldwide Exploration Budgets, 1990-2006 (US$ billions)
$8
$7
$6
$5
$4
$3
$2
$1
$0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
© Metals Economics Group, 2007

Source: Metal Economics Group World Exploration Trends 2007

Juniors and intermediates lead exploration expenditure

Figure 2: Worldwide Exploration Budgets by Company Type, 1997-2006 *(as a percentage of worldwide exploration)*



70%
60%
50%
40%
30%
20%
10%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Majors
Intermediates
Juniors
Gov't/Other

Source: Metals Economic Group 2007

- Junior exploration companies account for more than half of global exploration expenditure
- Junior and intermediate companies account for nearly 70% of global exploration expenditure
- Majors are continuing to increase exploration into 2008
- Since 2002, junior exploration spend has increased 600%, accounting for most of the overall increase in exploration allocations
  - ✓ Ausenco's client base comprises junior, intermediate and major companies

Exploration expenditure focused on Latin America and Africa


EXPLORATION BUDGETS BY REGION
Africa 16%
Australia 11%
United States 8%
Pacific / South-East Asia 4%
Latin America 24%
Canada 19%
Rest of World 18%

1624 Companies totalling US$7.13billion
Source: Metals Economic Group 2007

- Latin America most popular destination for exploration
- Mexico and Brazil the largest gains in the region
- Ausenco active in:
  - ✓ Australia
  - ✓ Pacific / SE Asia
  - ✓ Latin America
  - ✓ Africa

Base metal and gold focus of exploration expenditure




WORLDWIDE EXPLORATION BUDGETS BY METAL SPREAD
PGM, 3%
Other, 8%
Diamonds, 12%
Base Metals, 32%
Gold, 45%

- Ausenco active in:
  - ✓ Gold
  - ✓ Base Metals
  - ✓ Other





Ausenco meets Industry Challenges



Ausenco experienced to deal with current industry challenges and lengthening project pipelines arising from:

- Increasingly complex permitting requirements
- Typically 7 to 10 years from exploration permitting to production ramp up
- Resources increasingly located in countries where business and political issues are challenging
- Low grade, higher capacity production
- Challenging and innovative technology requirements
- Production times for long lead items have increased

Ausenco Growth Strategy

- [illegible] reach
- [illegible] ances
- [illegible] odity base
- [illegible] es to take advantage
- [illegible] s and projects
- [illegible] y businesses



Thank you.

www.ausenco.com

(ASX:AAX)





ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

9 November 2007

The Secretary
Ausenco Limited
8/2404 Logan Road
EIGHT MILE PLAINS QLD 4113

Fax: 07 3841 1421

Dear Sir,

Enclosed please find a Form 603 Initial Substantial Shareholder Notice.

Yours faithfully

Steve Rouvray
Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Ausenco Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and related entities as per Annexure A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 07/11/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	4237372	4237372	5.134

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
	refer Annexure C	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows.

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
	refer Annexure C		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
	Refer Annexure B			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related entities

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	refer Annexure C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 09/ 11 /2007





DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Form 603

This is Annexure A of 5 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated 9 November 2007

Name: S.S. Rouvray

Capacity: Company Secretary

Signature

Dated: 9 November 2007

COMPANY NAME		ACN
62 PHILLIP STREET PTY LTD		000 197 455
ABIFORM PTY LIMITED		003 981 771
ADVICE FINANCIAL SOLUTIONS PTY LIMITED		098 970 800
ADVICE FOR LIFE PTY LTD		070 195 274
ADVISER LENDING SERVICES PTY LIMITED		009 860 057
ADVISOR INVESTMENT SERVICES LIMITED		009 585 255
AMFAS PTY LIMITED		005 720 427
ANZ INSAGE PTY LIMITED		099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED		008 425 652
ANZ MANAGED INVESTMENTS LIMITED		004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED		004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	Note 3	008 947 840
ARMSTRONG JONES PTY LTD	Note 3	008 781 511
ATHELAS PTY LIMITED		008 638 622
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED		005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED		003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED		006 007 334
AUSTSERVICES PTY LIMITED		059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED		003 318 312
BLEAKLEYS LIMITED		002 102 356
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	Note 3	005 762 910

COMPANY NAME		ACN
DE RUN SECURITIES PTY LTD		084 086 984
DOMAIN DEVELOPMENT PTY LIMITED	Note 3	010 669 737
FINANCIAL FACTS PTY LTD		006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED		003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED		000 895 269
FING SERVICES PTY LIMITED		116 112 031
HEINE ADMINISTRATION SERVICES PTY LIMITED	Note 3	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	Note 3	072 656 798
HEINE COMPUTER SERVICES PTY LTD	Note 3	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	Note 3	061 851 983
HEINE MANAGEMENT PTY LIMITED	Note 3	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	Note 3	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	Note 3	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	Note 3	006 874 639
HEINE SECURITIES PTY LIMITED	Note 3	072 656 752
INDUSTRY RETIREMENT PTY LIMITED		004 585 086
ING ADMINISTRATION PTY LIMITED		008 947 831
ING AUSTRALIA HOLDINGS LIMITED & its subsidiaries and controlled entities listed below.	Note 2	008 459 596
ING AUSTRALIA LIMITED		000 000 779
ING BANK (AUSTRALIA) LIMITED	Note 4	000 893 292
ING BANK NV	Note 1	
ING CORPORATE SERVICES PTY LIMITED		008 646 277
ING CUSTODIANS PTY LIMITED		008 508 496
ING EASTERN CREEK PTY LTD		007 257 784
ING FINANCIAL PLANNING PTY LTD		003 318 330
ING FUNDS MANAGEMENT LIMITED		003 002 800
ING GENERAL INSURANCE PTY LIMITED		072 892 365
ING GROEP NV and its related bodies corporate including the following companies:	Note 1	
ING INDUSTRIAL CUSTODIAN PTY LTD		081 823 743
ING INSURANCE INTERNATIONAL BV	Note 1	

COMPANY NAME		ACN
ING INVESTMENT MANAGEMENT LIMITED		003 731 959
ING LIFE HOLDINGS LIMITED		099 127 321
ING LIFE LIMITED		009 657 176
ING MANAGEMENT LIMITED	Note 3	006 065 032
ING OFFICE CUSTODIAN PTY LTD		090 814 645
ING PRIVATE CAPITAL PTY LIMITED		009 206 867
ING VERZEKERGINGEN NV	Note 1	
INSURANCE BROKER HOTLINE PTY LTD		076 731 514
INTEGRATED NETWORKS PTY LIMITED		003 319 319
LYNX FINANCIAL SERVICES PTY LTD		004 937 704
M.A.F.G. PTY LIMITED		000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED		000 006 057
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED		001 160 809
MILLENNIUM3 CONSULTING SERVICES PTY LTD		098 579 304
MILLENNIUM3 FINANCIAL PLANNING ADMINISTRATION PTY LTD		094 479 179
MILLENNIUM3 FINANCIAL SERVICES GROUP PTY LIMITED		098 564 058
MILLENNIUM3 FINANCIAL SERVICES PTY LTD		094 529 987
MILLENNIUM3 PROFESSIONAL SERVICES PTY LTD		089 579 322
MINKX PTY LTD		104 497 734
MML PROPERTIES PTY LIMITED		005 403 841
NNA PTY LIMITED		061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED		006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED		009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED		000 574 970
PARTNERSHIP PLANNING LIMITED		009 554 189
POSTBANK AUSTRALIA PTY LIMITED		008 647 185
PROSAFE INVESTMENTS PTY LIMITED		000 585 491
PRUDENT ACCOUNTING AND FINANCIAL SERVICES PTY LTD		098 862 107
RETIREINVEST (NO 3) PTY LIMITED		002 920 541
RETIREINVEST BRISBANE CITY PTY LIMITED		100 304 354

COMPANY NAME		ACN
RETIREINVEST NOWRA PTY LIMITED		102 585 053
RETIREINVEST PTY LIMITED		001 774 125
RETIREINVEST SUBIACO PTY LIMITED		102 415 814
RETIREINVEST TOWNSVILLE PTY LIMITED		099 145 562
RI BENTLEIGH PTY LIMITED		113 855 520
RI CENTRAL COAST PTY LIMITED		105 039 647
RI DANDENONG PTY LIMITED		114 152 519
RI GOLD COAST PTY LIMITED		105 039 629
RI KEW PTY LTD		105 930 668
RI MAROOCHYDORE PTY LIMITED		114 152 500
RI MOONEE PONDS PTY LTD		104 933 217
RI MORISSET PTY LIMITED		105 039 656
RI NEWCASTLE PTY LIMITED		114 176 162
RI ROCKHAMPTON & GLADSTONE PTY LIMITED		104 125 895
RI SHEPPARTON PTY LIMITED		006 444 080
RICKETTS ROAD MT WAVERLEY PTY LTD	Note 3	006 819 727
SUPER CONCEPTS PTY LTD		007 437 907
SUPER SOLUTIONS PTY LTD		002 966 341
SWING HIGH INVESTMENTS PTY LIMITED	Note 3	009 131 088
SYNERGY ADVISORY SERVICES PTY LTD		068 908 878
SYNERGY CONSOLIDATED PTY LIMITED		083 107 644
TANDEM FINANCIAL ADVICE LIMITED		006 226 777
TRENORTH PTY LIMITED	Note 3	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED		004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED		098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED		082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED		079 675 689
WESTGARDENS PTY LIMITED	Note 3	007 257 794
WESTGARDENS PTY LTD	Note 3	114 031 284
WISE FINANCIAL SERVICES PTY LTD		003 608 268

COMPANY NAME	ACN
Note 1. Address: ING House Amstelneenseweg 500 1081 KL Amsterdam, The Netherlands	
Note 2. Address: 347 Kent Street, Sydney NSW 2000	
Note 3. Address: Level 6, 345 George Street, Sydney NSW 2000	
Note 4. Address: Level 14, 140 Sussex Street, Sydney NSW 2000	


For personal use only

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 2 pages referred to in the form 603 initial substantial shareholder signed by me on: 09-11-2007

S G Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
28/08/2007	INGL	Buy of Units on ASX	$ 5,924	554	554
29/08/2007	INGL	Buy of Units on ASX	$ 18,027	1,962	1,962
3/09/2007	INGL	Buy of Units on ASX	$ 45,333	4,172	4,172
4/09/2007	INGL	Buy of Units on ASX	$ 5,211	405	405
5/09/2007	INGL	Buy of Units on ASX	$ 17,044	1,889	1,889
10/09/2007	INGL	Buy of Units on ASX	$ 6,451	500	500
11/09/2007	INGL	Buy of Units on ASX	$ 3,909	350	350
18/09/2007	INGL	Buy of Units on ASX	$ 17,558	1,416	1,416
19/09/2007	INGL	Buy of Units on ASX	$ 42,442	3,322	3,322
20/09/2007	INGL	Buy of Units on ASX	$ 5,443	413	413
21/09/2007	INGL	Buy of Units on ASX	$ 5,132	399	399
24/09/2007	INGL	Buy of Units on ASX	$ 8,043	662	662
25/09/2007	INGL	Buy of Units on ASX	$ 11,361	925	925
26/09/2007	INGL	Buy of Units on ASX	$ 45,532	3,658	3,658
27/09/2007	INGL	Buy of Units on ASX	$ 26,156	1,969	1,969
28/09/2007	INGL	Buy of Units on ASX	$ 2,953	229	229
8/10/2007	INGL	Buy of Units on ASX	$ 20,887	1,737	1,737
7/11/2007	INGL	Buy of Units on ASX	$ 4,825	452	452
7/11/2007	INGL	Buy of Units on ASX	$ 11,250	746	746
28/08/2007	INGL	Buy of Units on ASX	$ 4,981	492	492
29/08/2007	INGL	Buy of Units on ASX	$ 18,820	1,673	1,673
3/09/2007	INGL	Buy of Units on ASX	$ 38,249	3,520	3,520
4/09/2007	INGL	Buy of Units on ASX	$ 4,409	410	410
5/09/2007	INGL	Buy of Units on ASX	$ 14,383	1,324	1,324
10/09/2007	INGL	Buy of Units on ASX	$ 6,451	500	500
11/09/2007	INGL	Buy of Units on ASX	$ 3,347	291	291
19/09/2007	INGL	Sale of Units on ASX	$ 104,670	- 8,210	- 8,210
27/09/2007	INGL	Buy of Units on ASX	$ 31,241	3,149	3,149
28/09/2007	INGL	Buy of Units on ASX	$ 18,286	1,601	1,601
29/08/2007	INGL	Buy of Units on ASX	$ 61,811	6,118	6,118
30/08/2007	INGL	Buy of Units on ASX	$ 16,231	1,579	1,579
3/09/2007	INGL	Buy of Units on ASX	$ 135,009	12,480	12,480
4/09/2007	INGL	Buy of Units on ASX	$ 15,601	1,452	1,452
5/09/2007	INGL	Buy of Units on ASX	$ 50,980	4,693	4,693
10/09/2007	INGL	Buy of Units on ASX	$ 14,123	1,293	1,293
11/09/2007	INGL	Buy of Units on ASX	$ 11,781	1,064	1,064
12/09/2007	INGL	Buy of Units on ASX	$ 12,040	1,043	1,043
18/09/2007	INGL	Buy of Units on ASX	$ 53,157	4,297	4,297
19/09/2007	INGL	Buy of Units on ASX	$ 129,451	10,054	10,054
19/09/2007	INGL	Sale of Units on ASX	$ 97,015	- 7,609	- 7,609
20/09/2007	INGL	Buy of Units on ASX	$ 16,475	1,250	1,250
21/09/2007	INGL	Buy of Units on ASX	$ 16,534	1,207	1,207
24/09/2007	INGL	Buy of Units on ASX	$ 26,119	2,091	2,091
25/09/2007	INGL	Buy of Units on ASX	$ 34,463	2,801	2,801
26/09/2007	INGL	Buy of Units on ASX	$ 137,673	10,804	10,804
27/09/2007	INGL	Buy of Units on ASX	$ 66,869	5,212	5,212
28/09/2007	INGL	Buy of Units on ASX	$ 7,894	608	608
8/10/2007	INGL	Buy of Units on ASX	$ 40,174	3,341	3,341
29/10/2007	INGL	Sale of Units on ASX	$ 112,180	- 7,800	- 7,800
7/11/2007	INGL	Buy of Units on ASX	$ 10,903	728	728
7/11/2007	INGL	Buy of Units on ASX	$ 18,126	1,202	1,202
24/08/2007	INGL	Buy of Units on ASX	$ 1,243,445	131,700	131,700
27/08/2007	INGL	Buy of Units on ASX	$ 374,824	37,781	37,781
28/08/2007	INGL	Buy of Units on ASX	$ 219,015	21,892	21,892
29/08/2007	INGL	Buy of Units on ASX	$ 737,476	73,351	73,351
30/08/2007	INGL	Buy of Units on ASX	$ 194,891	19,000	19,000
31/08/2007	INGL	Buy of Units on ASX	$ 220,147	21,432	21,432
3/09/2007	INGL	Buy of Units on ASX	$ 1,507,624	144,207	144,207
4/09/2007	INGL	Buy of Units on ASX	$ 180,346	16,765	16,765
5/09/2007	INGL	Buy of Units on ASX	$ 599,302	54,253	54,253
10/09/2007	INGL	Buy of Units on ASX	$ 168,437	14,606	14,606
11/09/2007	INGL	Buy of Units on ASX	$ 139,041	12,185	12,185
12/09/2007	INGL	Buy of Units on ASX	$ 139,280	12,069	12,069
13/09/2007	INGL	Buy of Units on ASX	$ 38,162	3,061	3,061
18/09/2007	INGL	Buy of Units on ASX	$ 622,323	50,999	50,999
19/09/2007	INGL	Buy of Units on ASX	$ 1,528,118	118,607	118,607
20/09/2007	INGL	Buy of Units on ASX	$ 195,973	14,869	14,869
21/09/2007	INGL	Buy of Units on ASX	$ 184,717	14,362	14,362
24/09/2007	INGL	Buy of Units on ASX	$ 310,562	24,616	24,616

25/09/2007	INGL	Buy of Units on ASX	$	409,940	33,319		33,319
26/09/2007	INGL	Buy of Units on ASX	$	1,640,032	128,910		128,910
27/09/2007	INGL	Buy of Units on ASX	$	1,170,473	91,014		91,014
28/09/2007	INGL	Buy of Units on ASX	$	138,773	10,853		10,853
5/10/2007	INGL	Buy of Units on ASX	$	1,082,057	88,300		88,300
10/10/2007	INGL	Sale of Units on ASX	$	20,128	- 1,600	-	1,600
5/11/2007	INGL	Buy of Units on ASX	$	78,518	6,409		6,409
6/11/2007	INGL	Buy of Units on ASX	$	141,666	9,812		9,812
7/11/2007	INGL	Buy of Units on ASX	$	201,290	17,304		17,304
7/11/2007	INGL	Buy of Units on ASX	$	430,409	28,643		28,643
24/08/2007	INGL	Buy of Units on ASX	$	141,609	15,000		15,000
27/08/2007	INGL	Buy of Units on ASX	$	59,922	6,040		6,040
28/08/2007	INGL	Buy of Units on ASX	$	35,035	3,484		3,484
29/08/2007	INGL	Buy of Units on ASX	$	117,985	11,736		11,736
30/08/2007	INGL	Buy of Units on ASX	$	31,144	3,024		3,024
31/08/2007	INGL	Buy of Units on ASX	$	35,181	3,430		3,430
3/09/2007	INGL	Buy of Units on ASX	$	280,790	23,080		23,080
4/09/2007	INGL	Buy of Units on ASX	$	20,849	2,053		2,053
6/09/2007	INGL	Buy of Units on ASX	$	84,281	8,690		8,690
10/09/2007	INGL	Buy of Units on ASX	$	26,104	2,360		2,360
11/09/2007	INGL	Buy of Units on ASX	$	21,748	1,949		1,949
12/09/2007	INGL	Buy of Units on ASX	$	22,955	1,920		1,928
13/09/2007	INGL	Buy of Units on ASX	$	5,709	490		490
18/09/2007	INGL	Buy of Units on ASX	$	100,924	8,140		8,140
19/09/2007	INGL	Buy of Units on ASX	$	243,922	19,092		19,092
20/09/2007	INGL	Buy of Units on ASX	$	31,278	2,373		2,373
20/09/2007	INGL	Sale of Units on ASX	$	470,494	- 36,300	-	36,300
21/09/2007	INGL	Buy of Units on ASX	$	29,479	2,292		2,292
24/09/2007	INGL	Buy of Units on ASX	$	48,5[illegible]	3,913		3,913
25/09/2007	INGL	Buy of Units on ASX	$	66,443	5,319		5,319
26/09/2007	INGL	Buy of Units on ASX	$	261,773	20,513		20,513
27/09/2007	INGL	Buy of Units on ASX	$	180,827	14,130		14,130
28/09/2007	INGL	Buy of Units on ASX	$	21,403	1,643		1,643
5/10/2007	INGL	Buy of Units on ASX	$	264,855	22,008		22,008
10/10/2007	INGL	Buy of Units on ASX	$	11,322	900		900
5/11/2007	INGL	Buy of Units on ASX	$	23,075	1,631		1,631
6/11/2007	INGL	Buy of Units on ASX	$	42,714	2,658		2,068
7/11/2007	INGL	Buy of Units on ASX	$	78,777	5,217		5,217
7/11/2007	INGL	Buy of Units on ASX	$	129,763	8,605		8,605
8/08/2007	INGIM	Buy of Units on ASX	$	395,871	44,000		44,000
17/08/2007	INGIM	Buy of Units on ASX	$	65,290	7,200		7,200
23/08/2007	INGIM	Buy of Units on ASX	$	163,822	19,200		19,200
10/10/2007	INGIM	Sale of Units on ASX	$	31,090	- 2,400	-	2,400
24/10/2007	INGIM	Sale of Units on ASX	$	15,874	- 1,200	-	1,200
5/11/2007	INGIM	Buy of Units on ASX	$	127,191	8,400		8,400
13/08/2007	INGIM	Buy of Units on ASX	$	704,822	78,337		78,337
14/08/2007	INGIM	Buy of Units on ASX	$	445,428	49,422		49,423
15/08/2007	INGIM	Buy of Units on ASX	$	5,077,842	592,144		592,144
16/08/2007	INGIM	Buy of Units on ASX	$	526,040	65,599		65,599
16/08/2007	INGIM	Buy of Units on ASX	$	163,806	20,039		20,039
24/08/2007	INGIM	Buy of Units on ASX	$	661,319	81,300		81,300
7/11/2007	INGIM	Sale of Units on ASX	$	667,858	- 46,560	-	46,560
28/08/2007	INGIM	Buy of Units on ASX	$	4,138	410		410
29/08/2007	INGIM	Buy of Units on ASX	$	14,015	1,394		1,394
3/09/2007	INGIM	Buy of Units on ASX	$	21,880	2,034		2,034
4/09/2007	INGIM	Buy of Units on ASX	$	3,074	342		342
5/09/2007	INGIM	Buy of Units on ASX	$	10,673	1,000		1,000
6/09/2007	INGIM	Buy of Units on ASX	$	10,658	972		972
10/09/2007	INGIM	Buy of Units on ASX	$	8,481	800		800
11/09/2007	INGIM	Buy of Units on ASX	$	2,343	210		210
20/09/2007	INGIM	Buy of Units on ASX	$	1,074,114	82,200		82,200
12/10/2007	INGIM	Sale of Units on ASX	$	22,590	- 1,800	-	1,800
25/10/2007	INGIM	Sale of Units on ASX	$	26,173	- 1,800	-	1,800
5/11/2007	INGIM	Buy of Units on ASX	$	195,230	12,900		12,900
27/08/2007	INGIM	Buy of Units on ASX	$	64,703	5,520		5,520
29/08/2007	INGIM	Buy of Units on ASX	$	32,023	3,157		3,157
29/08/2007	INGIM	Buy of Units on ASX	$	107,849	10,728		10,728
30/08/2007	INGIM	Buy of Units on ASX	$	28,466	2,764		2,764
31/08/2007	INGIM	Buy of Units on ASX	$	33,069	3,135		3,135
3/09/2007	INGIM	Buy of Units on ASX	$	229,210	21,094		21,094
4/09/2007	INGIM	Buy of Units on ASX	$	26,387	2,454		2,454
6/09/2007	INGIM	Buy of Units on ASX	$	85,178	7,893		7,893
10/09/2007	INGIM	Buy of Units on ASX	$	23,808	2,165		2,165
11/09/2007	INGIM	Buy of Units on ASX	$	19,674	1,791		1,791
12/09/2007	INGIM	Buy of Units on ASX	$	20,339	1,792		1,792
18/09/2007	INGIM	Buy of Units on ASX	$	91,750	7,400		7,400
19/09/2007	INGIM	Buy of Units on ASX	$	221,745	17,359		17,359
20/09/2007	INGIM	Buy of Units on ASX	$	28,447	2,158		2,158
21/09/2007	INGIM	Buy of Units on ASX	$	26,602	2,094		2,094
24/09/2007	INGIM	Buy of Units on ASX	$	45,099	3,650		3,650
26/09/2007	INGIM	Buy of Units on ASX	$	59,466	4,635		4,635
26/09/2007	INGIM	Buy of Units on ASX	$	237,973	18,648		18,648
27/09/2007	INGIM	Buy of Units on ASX	$	145,977	11,604		11,604
28/09/2007	INGIM	Buy of Units on ASX	$	17,430	1,338		1,338
5/10/2007	INGIM	Buy of Units on ASX	$	134,722	11,204		11,204
10/10/2007	INGIM	Buy of Units on ASX	$	5,032	400		400

7/11/2007	INGIM	Buy of Units on ASX	$ 35,642	2,420	2,420
7/11/2007	INGIM	Buy of Units on ASX	$ 60,184	3,991	3,991
27/08/2007	INGIM	Buy of Units on ASX	$ 60,567	6,105	6,106
28/08/2007	INGIM	Buy of Units on ASX	$ 35,421	3,492	3,492
29/08/2007	INGIM	Buy of Units on ASX	$ 119,201	11,802	11,802
30/08/2007	INGIM	Buy of Units on ASX	$ 31,484	3,087	3,087
31/08/2007	INGIM	Buy of Units on ASX	$ 36,671	3,467	3,467
3/09/2007	INGIM	Buy of Units on ASX	$ 235,810	23,391	23,391
4/09/2007	INGIM	Buy of Units on ASX	$ 29,101	2,714	2,714
5/09/2007	INGIM	Buy of Units on ASX	$ 95,312	9,774	9,774
10/09/2007	INGIM	Buy of Units on ASX	$ 25,256	2,416	2,416
11/09/2007	INGIM	Buy of Units on ASX	$ 21,083	1,970	1,970
12/09/2007	INGIM	Buy of Units on ASX	$ 22,499	1,949	1,949
13/09/2007	INGIM	Buy of Units on ASX	$ 5,030	494	494
18/09/2007	INGIM	Buy of Units on ASX	$ 80,402	7,930	7,930
19/09/2007	INGIM	Buy of Units on ASX	$ 237,803	19,613	19,613
20/09/2007	INGIM	Buy of Units on ASX	$ 30,429	3,314	3,314
21/09/2007	INGIM	Buy of Units on ASX	$ 28,748	2,235	2,235
24/09/2007	INGIM	Buy of Units on ASX	$ 49,240	3,815	3,815
25/09/2007	INGIM	Buy of Units on ASX	$ 63,790	5,185	5,185
26/09/2007	INGIM	Buy of Units on ASX	$ 245,215	19,999	19,999
27/09/2007	INGIM	Buy of Units on ASX	$ 159,817	12,509	12,509
28/09/2007	INGIM	Buy of Units on ASX	$ 18,041	1,454	1,454
8/10/2007	INGIM	Buy of Units on ASX	$ 146,172	12,073	12,073
10/10/2007	INGIM	Buy of Units on ASX	$ 2,616	200	200
6/11/2007	INGIM	Buy of Units on ASX	$ 11,047	823	823
7/11/2007	INGIM	Buy of Units on ASX	$ 30,790	2,636	2,636
7/11/2007	INGIM	Buy of Units on ASX	$ 65,652	4,347	4,347
27/08/2007	INGFML	Buy of Units on ASX	$ 120,489	12,146	12,146
28/08/2007	INGFML	Buy of Units on ASX	$ 70,456	6,946	6,946
29/08/2007	INGFML	Buy of Units on ASX	$ 237,246	23,697	23,697
30/08/2007	INGFML	Buy of Units on ASX	$ 82,610	8,080	8,080
31/08/2007	INGFML	Buy of Units on ASX	$ 73,752	6,897	6,897
3/09/2007	INGFML	Buy of Units on ASX	$ 604,319	49,412	45,412
4/09/2007	INGFML	Buy of Units on ASX	$ 68,020	6,400	6,400
6/09/2007	INGFML	Buy of Units on ASX	$ 189,203	17,454	17,454
10/09/2007	INGFML	Buy of Units on ASX	$ 62,505	4,807	4,807
11/09/2007	INGFML	Buy of Units on ASX	$ 43,720	3,919	3,919
12/09/2007	INGFML	Buy of Units on ASX	$ 44,763	3,677	3,677
13/09/2007	INGFML	Buy of Units on ASX	$ 11,613	989	989
18/09/2007	INGFML	Buy of Units on ASX	$ 105,217	15,744	15,744
19/09/2007	INGFML	Buy of Units on ASX	$ 471,772	36,028	36,028
20/09/2007	INGFML	Buy of Units on ASX	$ 60,405	4,600	4,600
21/09/2007	INGFML	Buy of Units on ASX	$ 67,029	4,434	4,434
24/09/2007	INGFML	Buy of Units on ASX	$ 95,919	7,509	7,509
25/09/2007	INGFML	Buy of Units on ASX	$ 126,560	10,287	10,287
26/09/2007	INGFML	Buy of Units on ASX	$ 508,943	38,678	38,678
27/09/2007	INGFML	Buy of Units on ASX	$ 315,637	24,940	24,940
28/09/2007	INGFML	Buy of Units on ASX	$ 37,777	2,900	2,900
8/10/2007	INGFML	Buy of Units on ASX	$ 294,026	24,458	24,458
10/10/2007	INGFML	Buy of Units on ASX	$ 2,616	200	200
6/11/2007	INGFML	Buy of Units on ASX	$ 24,141	1,693	1,693
7/11/2007	INGFML	Buy of Units on ASX	$ 80,324	6,220	6,220
7/11/2007	INGFML	Buy of Units on ASX	$ 132,311	8,774	8,774
8/06/2007	INGFML	Buy of Units on ASX	$ 1,405,878	186,000	186,000
13/06/2007	INGFML	Buy of Units on ASX	$ 348,195	38,700	38,700
23/08/2007	INGFML	Buy of Units on ASX	$ 626,092	63,000	63,000
9/11/2007	INGFML	Buy of Units on ASX	$ 504,189	39,000	39,000
9/11/2007	INGFML	Sale of Units on ASX	$ 124,849 -	8,646 -	8,045
6/11/2007	INGFML	Sale of Units on ASX	$ 209,378 -	18,659 -	18,085
29/08/2007	INGFML	Buy of Units on ASX	$ 12,700	1,259	1,259
29/08/2007	INGFML	Buy of Units on ASX	$ 42,971	4,274	4,274
3/09/2007	INGFML	Buy of Units on ASX	$ 97,763	9,097	9,097
4/09/2007	INGFML	Buy of Units on ASX	$ 11,249	1,047	1,047
5/09/2007	INGFML	Buy of Units on ASX	$ 36,750	3,383	3,383
10/09/2007	INGFML	Buy of Units on ASX	$ 10,179	952	952
11/09/2007	INGFML	Buy of Units on ASX	$ 8,481	780	780
12/09/2007	INGFML	Buy of Units on ASX	$ 8,081	752	782
18/09/2007	INGFML	Buy of Units on ASX	$ 37,012	2,985	2,985
19/09/2007	INGFML	Buy of Units on ASX	$ 60,459	7,002	7,002
20/09/2007	INGFML	Buy of Units on ASX	$ 11,480	871	871
21/09/2007	INGFML	Buy of Units on ASX	$ 10,917	841	841
24/09/2007	INGFML	Buy of Units on ASX	$ 18,190	1,436	1,436
25/09/2007	INGFML	Buy of Units on ASX	$ 24,004	1,951	1,951
26/09/2007	INGFML	Buy of Units on ASX	$ 96,010	7,524	7,524
27/09/2007	INGFML	Buy of Units on ASX	$ 54,746	4,285	4,285
28/09/2007	INGFML	Buy of Units on ASX	$ 6,487	499	499
8/10/2007	INGFML	Buy of Units on ASX	$ 52,246	4,345	4,345
7/11/2007	INGFML	Buy of Units on ASX	$ 19,669	1,106	1,106
7/11/2007	INGFML	Buy of Units on ASX	$ 27,475	1,822	1,822
23/08/2007	INGFML	Buy of Units on ASX	$ 449,930	44,500	44,500
3/10/2007	INGFML	Buy of Units on ASX	$ 141,234	11,000	11,000
8/10/2007	INGFML	Buy of Units on ASX	$ 32,406	2,695	2,695
24/08/2007	INGFML	Buy of Units on ASX	$ 808,034	80,000	80,000
27/08/2007	INGFML	Buy of Units on ASX	$ 191,274	19,200	19,200
28/08/2007	INGFML	Buy of Units on ASX	$ 111,012	11,033	11,033

29/08/2007	INGFML	Buy of Units on ASX	$ 378,619	27,479	27,479
30/08/2007	INGFML	Buy of Units on ASX	$ 99,457	8,657	8,657
31/08/2007	INGFML	Buy of Units on ASX	$ 119,857	10,950	10,950
3/09/2007	INGFML	Buy of Units on ASX	$ 900,085	73,714	73,714
4/09/2007	INGFML	Buy of Units on ASX	$ 82,146	6,676	6,676
6/09/2007	INGFML	Buy of Units on ASX	$ 301,134	27,721	27,721
10/09/2007	INGFML	Buy of Units on ASX	$ 83,380	7,634	7,634
11/09/2007	INGFML	Buy of Units on ASX	$ 67,441	6,223	6,223
12/09/2007	INGFML	Buy of Units on ASX	$ 71,083	6,158	6,158
13/09/2007	INGFML	Buy of Units on ASX	$ 18,463	1,682	1,682
18/09/2007	INGFML	Buy of Units on ASX	$ 317,360	25,593	25,593
19/09/2007	INGFML	Buy of Units on ASX	$ 768,826	60,028	60,028
19/09/2007	INGFML	Buy of Units on ASX	$ 104,678	8,210	8,210
19/09/2007	INGFML	Buy of Units on ASX	$ 97,016	7,609	7,609
20/09/2007	INGFML	Buy of Units on ASX	$ 93,349	7,462	7,462
21/09/2007	INGFML	Buy of Units on ASX	$ 92,709	7,208	7,208
24/09/2007	INGFML	Buy of Units on ASX	$ 155,626	12,304	12,304
25/09/2007	INGFML	Buy of Units on ASX	$ 205,742	16,722	16,722
26/09/2007	INGFML	Buy of Units on ASX	$ 823,104	64,600	64,600
27/09/2007	INGFML	Buy of Units on ASX	$ 623,945	48,637	48,637
28/09/2007	INGFML	Buy of Units on ASX	$ 73,678	5,679	5,679
8/10/2007	INGFML	Buy of Units on ASX	$ 614,176	51,077	51,077
10/10/2007	INGFML	Sale of Units on ASX	$ 1,259	- 100	- 100
8/11/2007	INGFML	Buy of Units on ASX	$ 47,091	3,244	3,244
6/11/2007	INGFML	Buy of Units on ASX	$ 84,979	5,865	5,865
7/11/2007	INGFML	Buy of Units on ASX	$ 126,723	10,370	10,370
7/11/2007	INGFML	Buy of Units on ASX	$ 209,157	17,120	17,120
29/10/2007	ING NZ	Sale of Units on ASX	N/A	- 1,800	- 1,800
23/10/2007	ING NZ	Sale of Units on ASX	N/A	- 1,800	- 1,800
13/09/2007	ING NZ	Buy of Units on ASX	N/A	710	710
11/09/2007	ING NZ	Buy of Units on ASX	N/A	1,343	1,343
31/08/2007	ING NZ	Buy of Units on ASX	N/A	1,604	1,604
10/09/2007	ING NZ	Buy of Units on ASX	N/A	3,605	3,605
27/09/2007	ING NZ	Buy of Units on ASX	N/A	62,200	62,200

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 2 pages referred to in Form 603 initial substantial shareholder signed by me on: [illegible]

S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited	ING Life Limited	Relevant interest arising pursuant to section 608(1) of the Corporations Act	1,452,773	1,452,773
ING Group	ANZ Nominees Limited	ING Funds Management Limited as Responsible Entity	As above	652,366	652,366
ING Group	J P Morgan Nominees Australia Limited	ING Funds Management Limited as Responsible Entity	As above	689,954	689,954
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	871,279	871,279
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	99,262	99,262
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	149,407	149,407
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	163,769	163,769
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	72,200	72,200
ING Group	ING (NZ) Limited	ING (NZ) Limited	As above	86,362	86,362
[Total]				4,237,372	4,237,372


For personal use only

ANNEXURE "C"

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6, 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkade 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	166,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Executive options granted on 27 April 2006, and now allocated as ordinary shares pursuant to the Ausenco Executive Option Plan

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price, $1 per option Total $166,667
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	NA

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,558,337	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,366,663 1,042,221	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..17-October-2007........
(Director/Company secretary)

Print name: ....CRAIG ALLEN.....................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Ausenco Limited**
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Lloyd
Date of last notice	20 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	3 October 2007
No. of securities held prior to change	➢ 235,000 – Jojeto Pty Ltd <atf Lloyd Super Fund>
Class	Ordinary Shares
Number acquired	Nil
Number disposed	40,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$514,000 (represented as $12.85 per ordinary share)
No. of securities held after change	➢ 195, 000 – Jojeto Pty Ltd <atf Lloyd Super Fund>
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ausenco Limited
ABN	31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Francis O'Reilly
Date of last notice	21 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 October 2007
No. of securities held prior to change	10,000
Class	Ordinary Shares
Number acquired	Nil
Number disposed	5,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$63,816.65 (represented as 1333 at $12.80 and 3667 at $12.75 per ordinary share)
No. of securities held after change	5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

28 September 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: PROJECT CAPITAL COST UPDATE

Project engineers Ausenco Ltd have provided a capital cost re-estimate for the project, incorporating final plant layout, relocated tailings facility, other agreed scope changes, general escalation, increased accuracy/contingency provision, and storage and other costs associated with the protracted delay in obtaining forestry approval. The revised estimate is in the order of a 15% increase to the figure previously advised by the Company of US$192m.

The Company is presently analysing in detail each aspect of the Ausenco re-estimate above in order to ensure accuracy and attempt to reduce costs wherever possible. The increased A$ funding requirement for the project will be mitigated to some extent by the increase in the A$ exchange rate against the US$ over the year.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

Rule 3.19A.2

(Amended Copy)

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Ausenco Limited**
ABN	**31 114 541 114**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lulezim Hysni Meka (Zimi Meka)
Date of last notice	21 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 September 2007
No. of securities held prior to change	**A. Ordinary Shares** ➢ 7,574,050 – Baze Investments Pty Ltd ➢ 252,871 – ELM Superannuation Fund ➢ 7,299,282 – Lemae Investments Pty Ltd ➢ 20,000 – Mrs Edie Meka ➢ 166,667 – Zimi Meka **B. Executive Options** ➢ 333,333 – Mr Zimi Meka **C. Performance Rights** ➢ 200,940 – Mr Zimi Meka
Class	A. Ordinary Shares B. Options C. Performance rights
Number acquired	A. Nil B. Nil C. Nil

+ See chapter 19 for defined terms.

Number disposed	A. 300,000 – Lemae Investments Pty Ltd B. Nil C. Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,825,000 (represented as $12.75 per ordinary share)
No. of securities held after change	**A. Ordinary Shares** ➢ 7,574,050 – Baze Investments Pty Ltd ➢ 252,871 – ELM Superannuation Fund ➢ 6,999,282 – Lemae Investments Pty Ltd ➢ 20,000 – Mrs Edie Meka ➢ 166,667 – Mr Zimi Meka **B. Executive Options** ➢ 333,333 – Mr Zimi Meka **C. Performance Rights** ➢ 200,940 – Mr Zimi Meka
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. On-market trade B. Nil C. Nil

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Ausenco Limited

ACN/ARSN: 31 114 541 114

1. Details of substantial holder (1)

Name: Lulezim Hysni Meka (Zimi Meka)

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 26/09/07

The previous notice was given to the company on: 21/09/07

The previous notice was dated: 21/09/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Full paid ordinary	15,312,870	18.55%	15,012,870	18.18%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/09/07	Lemae Investments Pty Ltd	Sale of Shares	3,825,000	300,000	.37%

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Zimi Meka	Lemae Investments Pty Ltd	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	6,999,282 fully paid ordinary shares	8.47%
Zimi Meka	Baze Investments Pty Ltd	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	7,574,050 fully paid ordinary shares	9.17%
Zimi Meka	Mr Zimi Meka and Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	252,871 fully paid ordinary shares	0.31%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	10,000 fully paid ordinary shares	0.01%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	10,000 fully paid ordinary shares	0.01%
Zimi Meka	Zimi Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	166,667 fully paid ordinary shares	0.21%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Zimi Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Baze Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Lemae Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Edie Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113

Signature

print name Zimi Meka capacity Authorised Officer

sign here date 28 / 09 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Ausenco Limited
ACN/ARSN	31 114 541 114

1. Details of substantial holder (1)

Name	Lulezim Hysni Meka (Zimi Meka)
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	21/09/07
The previous notice was given to the company on	02/04/07
The previous notice was dated	02/04/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Full paid ordinary	15,146,203	18.48%	15,312,870	18.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/09/07	Zimi Meka	Exercise of Options	166,667	166,667	.07%

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Zimi Meka	Lemae Investments Pty Ltd	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	7,299,282 fully paid ordinary shares	8.84%
Zimi Meka	Baze Investments Pty Ltd	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	7,574,050 fully paid ordinary shares	9.17%
Zimi Meka	Mr Zimi Meka and Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	252,871 fully paid ordinary shares	0.31%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	10,000 fully paid ordinary shares	0.01%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	10,000 fully paid ordinary shares	0.01%
Zimi Meka	Zimi Meka	Zimi Meka	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	166,667 fully paid ordinary shares	0.21%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Zimi Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Baze Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Lemae Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Edie Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113

Signature

print name Zimi Meka capacity Authorised Officer

sign here date 21/09/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ausenco Limited
ABN	31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lulezim Hysni Meka (Zimi Meka)
Date of last notice	02 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	21 September 2007
No. of securities held prior to change	**A. Ordinary Shares** ➤ 7,574,050 – Baze Investments Pty Ltd ➤ 252,871 – ELM Superannuation Fund ➤ 7,299,282 – Lemae Investments Pty Ltd ➤ 20,000 – Mrs Edie Meka **B. Executive Options** ➤ 500,000 – Mr Zimi Meka **C. Performance Rights** ➤ 200,940 – Mr Zimi Meka
Class	A. Ordinary Shares B. Options C. Performance rights
Number acquired	A. 166,667 – Mr Zimi Meka B. Nil C. Nil
Number disposed	A. Nil B. 166,667 – Mr Zimi Meka C. Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$166,667 (represented as $1.00 per ordinary share)
No. of securities held after change	**A. Ordinary Shares** ➢ 7,574,050 – Baze Investments Pty Ltd ➢ 252,871 – ELM Superannuation Fund ➢ 7,299,282 – Lemae Investments Pty Ltd ➢ 20,000 – Mrs Edie Meka ➢ 166,667 – Mr Zimi Meka **B. Executive Options** ➢ 333,333 – Mr Zimi Meka **C. Performance Rights** ➢ 200,940 – Mr Zimi Meka
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. Issue of shares to satisfy exercise of options B. Exercise of options C. Nil

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Ausenco Limited
ACN/ARSN	31 114 541 114

1. Details of substantial holder (1)

Name	Robert David Thorpe
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	21/09/07
The previous notice was given to the company on	02/04/07
The previous notice was dated	02/04/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Full paid ordinary	11,756,860	14.34%	11,456,860	13.88%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/09/07	DST Pty Ltd - DST Investment A/C	Sale of shares	3,825,000	300,000	0.46%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Robert David Thorpe	DST Pty Ltd – DST Investment a/c	Robert David Thorpe	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	3,912,116 fully paid ordinary shares	4.75%
Robert David Thorpe	TME Pty Ltd	Robert David Thorpe	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	7,344,744 fully paid ordinary shares	8.89%
Robert David Thorpe	RD Thorpe Super Fund	Robert David Thorpe	Relevant interest under section 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose securities	200,000 fully paid ordinary shares	0.24%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Robert David Thorpe	46 Derby Street, High Gate Hill, Qld, 4101
DST Pty Ltd – DST Investment A/C	46 Derby Street, High Gate Hill, Qld, 4101
TME Pty Ltd	46 Derby Street, High Gate Hill, Qld, 4101
RD Thorpe Super Fund	46 Derby Street, High Gate Hill, Qld, 4101

Signature

print name	Bob Thorpe	capacity	Authorised Officer
sign here		date	21/09/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Ausenco Limited
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert David Thorpe
Date of last notice	2 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	21 September 2007
No. of securities held prior to change	➢ 4,212,116 – DST Pty Ltd – DST Investment A/C ➢ 7,344,744 – TME Pty Ltd ➢ 200,000 – RD Thorpe Super Fund
Class	Ordinary Shares
Number acquired	Nil
Number disposed	300,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,825,000 (represented as $12.75 per ordinary share)
No. of securities held after change	➢ 3,912,116 – DST Pty Ltd – DST Investment A/C ➢ 7,344,744 – TME Pty Ltd ➢ 200,000 – RD Thorpe Super Fund

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Executive options granted on 27 April 2006, approved for issue on 14 September 2007 and now allocated as ordinary shares pursuant to the Ausenco Executive Option Plan

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price, $1 per option Total $50,667
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,391,670	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,533,330 1,042,221	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...18 SEPT 07
(~~Director~~/Company secretary)

Print name: ...CRAIG ALLEN...

== == == == ==

+ See chapter 19 for defined terms.


AUSENCO

Positioned for Sustainable Growth

Zimi Meka
Managing Director








AUSENCO

1991 – 2007 – Growth Trajectory

- **91** – Start-up in Brisbane
- **95** – Open Perth office
- **00** – First off-shore project: Thailand
- **01** – First African project: Tanzania
- **02** – Appoint Wayne Goss chairman; First private equity shareholders initial investment
- **03** – Establish Ascentis
- **04** – Open China office; First China project: Jinfeng Gold Biox®
- **05** – Open Americas office; First alliance contract with QNI
- **06** – First Americas project; List on ASX; Open Manila office
- **07** – Open Bangkok office; Expand China and Vancouver office
- **07–08** – Admitted S&P ASX300
- **08**


AUSENCO

The Ausenco Solution

An established global reputation for the delivery of innovative solutions across the project lifecycle … the Ausenco Solution



Technical Solutions

- → Design and supervision of metallurgical test work programs
- → Feasibility study preparation
- → Process engineering
- → Engineering design
- → Capital & operating cost estimates
- → Project financial models

Engineering & Process

- → Innovative design
- → Efficient plant performance
- → Process, mechanical, civil / structural, electrical & instrumentation engineering
- → Multi-discipline

Project & Construction Management

- → Project management
- → Cost control
- → Scheduling
- → Procurement
- → Construction management
- → Commissioning

ASCENTIS

Operations & Management

- → Plant ramp-up
- → Operations management
- → Maintenance management
- → Mining, resource, water & infrastructure industries
- → Decommissioning
- → Rehabilitation
- → Wholly owned subsidiary

PRE-FEASIBILITY STUDY → FEASIBILITY STUDY → ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT → OPERATING AND MAINTENANCE → DECOMMISSIONING



Global Presence and Specialist Experience

Vancouver: Project Delivery Centre supporting the Americas

Beijing: Project Delivery, Global Procurement

Manila: Global Engineering, Project Delivery

Bangkok: Global Procurement

Brisbane: Head Office, Full service delivery capability

Perth: Full service delivery capability

PROJECTS/STUDIES

CORPORATE OFFICES


AUSENCO

2007 Half Year Highlights

- Safety **LTIFR of 1.1** based on 9 million man hours worked
- Strong growth in revenue, profit, EPS, dividends and order book
  - Revenue – Increased to **$104 million** (74% growth pop)
  - Earnings – Increased to **$18 million** (309% growth pop)
  - EPS - Increased to **22 cents per share** (261% growth pop)
- Record order book, with projects under management increased to **US$2.8 billion**
- Improved EBIT margin contributions across all business units
- Final dividend of **13 cents per share**, franked to 80%, payable 19 September 2007
- **860 personnel** at 30 June 2007; currently **925 personnel**



AUSENCO

2007 Half Year Operational Highlights

- Safety programs in place and across projects and group
- Successfully completed Jinfeng (China) and Bulyanhulu (Tanzania) projects
- Secured Didipio copper project (Philippines)
- Secured Sabodala gold project (Senegal) in August 2007
- Awarded preferred contractor - Ridgeway Deeps (Australia) and Kinsevere Stage II (DRC)
- Achieving satisfactory progress on all projects
- Positioning company for growth with broadening of management team
- Implementing value adding global engineering and procurement strategies in Asia
- Increased order book by US$900 million
- Extended and deepened order book to US$2.8 billion with projects into 2009
- Strong pipeline with US$10billion in potential projects and studies
- Expanded office capacity in all corporate offices




AUSENCO

Strong Order Book to 2009
Targeted Pipeline to 2011

Graphs depict Ausenco's current project work together with targeted future project and study opportunities.

Numbers are approx USD Installed Capital Values.



mericas
S$0.3bn
argeted
S$1.0bn
Project
Value
S$22bn
Africa
S$0.9bn
argeted
S$2.0bn
Project
Value
S$15bn
a/China
S$1bn
argeted
S$5.4bn
Project
Value
US$4bn
ustralia
S$0.6bn
argeted
S$3.6bn
Project
Value
S$11bn
AUSENCO

Rio Tinto
Copper, nickel and now aluminium

Growth in copper and entry into nickel

RIO TINTO
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 202
Northparkes
Capital Exp ~ $0.2Bn
Avg. Cu Production ~ 40kt/yr
Oyu Tolgoi
Capital Exp ~ $2.0 - 3.0Bn
La Granja
Capital Exp ~ $1.0 – 2.0Bn
Pebble
Capital Exp > $1 Bn
Resolution
Capital Exp ~ $2.5 – 3.5Bn
KUCC extension
Capital Exp ~ $1.0 – 2.0Bn
Eagle
Capital Exp ~ $0.2Bn
Avg. Ni Production ~ 15kt/yr
Sulawesi
Capital Exp ~ $1.5 – 2.0Bn
Capex and Production figures for 100% ownership
Indicative estimated timelines, capital expenditure and production levels
38 2007 Half Year Results Presentation
2 August 2007

A growing set of investment opportunities

RIO TINTO
Alaska copper / Pebble
Sweetwater uranium
Kennecott Land
Deep Cortez Hills
Diavik underground
Hydrogen Energy
Kennecott moly + U/G
Eagle nickel
Resolution copper
IOC options
Abu Dhabi smelter
Oyu Tolgoi
Orissa iron ore
Indian diamonds
Malaysian smelter
Sulawesi nickel
Grasberg underground
Simandou iron ore
Brazilian bauxite
Corumbá expansions
La Granja Peru copper
PRC Argentina
Rossing options
Chapudi coal
Madagascar ilmenite
Hail Creek expansion +
Pilbara iron ore to 320mt
Hydrogen Energy
Kintyre uranium
Mount Pleasant
Yarwun expansion
Weipa
ERA options
Rio Tinto
Alcan
37 2007 Half Year Results Presentation
2 August 2007

Source: Rio Tinto Half Year Results Presentation 2007

- US$0.3 bn of exploration expenditure in 2006
- US12.4 bn of new copper and nickel projects to 2011
- US$3 to $4 bn of committed iron ore projects



AUSENCO

BHP Billiton
Diversified growth

Deep inventory of projects and options

As at 22 August 2007
Proposed capital expenditure
<$500M $501M-$2Bn $2Bn+

Future Options: WA Iron Ore Quantum, Canadian Potash, Resolution, Angola & DRC, CMSA Heap Leaching, NWS WFG, Thebe, Nimba, Angostura Gas, Caroona, RBM, Ekati, Macedon, Hallmark, Goonyella Expansions, Corridor Sands I, WA Iron Ore RGP 5, Browse LNG, CMSA 3rd Line, Olympic Dam Expansion, WA Iron Ore Quantum 2, Corridor Sands II, Escondida 3rd Concentrator, Scarborough, SW Africa Exploration, Wards Well

Feasibility: Kipper, Klipspruit, Douglas-Middelburg, NWS Nth Rankin B, Newcastle Third Port, Mt Arthur Coal UG, Perseverance Deeps

Execution: Yabulu, Pinto Valley, NWS Angel, NWS T5, Zamzama Phase 2, Shenzi, Samarco, Neptune, Koala UG, Stybarrow, Pyrenees, Atlantis North, Cliffs, Atlantis South, Ravensthorpe, Iron Ore RGP 3, Genghis Khan

2013 Feasibility 2010 Execution 2007

CSG
Petroleum D&SP Manganese
Aluminium SSM Met Coal
Base Metals Iron Ore Energy Coal

Preliminary Results
Slide 27 22 August 2007

bhpbilliton

- Future Options = US$50bn
- Feasibility = US$20bn

Source: BHP Billiton Full Year Results Presentation 2007



AUSENCO

Xstrata
Nickel, copper and coal

Phasing of Growth Projects


xstrata



Near term growth of 11% p.a. to 2009 is supported by projects currently in implementation phase


Xstrata Overall Growth Profile
(on an equivalent production basis at LT prices)
Equivalent Cu production, based to 100
250
200
150
100
50
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Scoping
Feasibility studies
Implementation
Existing operations
15 projects in Scoping, Concept and Exploration phases
17 projects in Pre-Feasibility and Feasibility study phases
24 projects in Implementation phase, incl. commissioning, construction and ramp-up
Note:

Source: XStrata Copper – Platform for Growth 2007

Expansionary Capital Expenditure


xstrata

- **Total of $28bn over next 8 years representing nearly 50% of our current market capitalisation**
- **$4.5bn currently approved and further $7bn in the approval process**
- **Greenfield copper and nickel projects represent nearly 50% of projected capital**

Project capex by investment stage
Total: $28bn


Approved
16%
In approval process
25%
Feasibility / Pre-feasibility stages
24%
Scoping
35%

Capex profile by commodity
Total: $28bn

Nickel 38%
Zinc 5%
Alloys 4%
Copper 37%
Coal 16%


AUSENCO

Anglo American
Copper, nickel and coal


ANGLO
AMERICAN

Core Organic Growth Opportunities


Unapproved projects
$5-6bn
$2-3bn
$2-3bn
$7-8bn
Base Metals
Platinum
Iron Ore
Coal

- Over $20bn in brownfield & greenfield projects – many forecast to be in 1st or 2nd quartile of cost curve
- Potential to increase market share in core segments
- Strong track-record of delivering projects on time and on or below budget

Source: Anglo American Interim Results Presentation 2007



AUSENCO

Ausenco Positioned for Global Projects

- ✓ Global Geographic Presence
- ✓ Client base – Junior, Mid-tier, Majors
- ✓ Resource critical mass – size
- ✓ Technology – full spectrum
- ✓ Track record, experience, reputation


ROJECTS/STUDIES
ORPORATE OFFICES


AUSENCO

Strong Project Pipeline

Ausenco
rder Book
US$2.8bn

Project
Pipeline
argeted
US$10bn

2006
xploration
US$7.5bn

committed
Project
Value
4 Companies
US$90bn+

2007 2009 2011

US$7.5 bn non-ferrous exploration (estimated 2006)

43% of exploration in late stage development projects

77% targeted at gold and base metals projects

Exploration expenditure increasing to 2008

- BHPBilliton increased targeted exploration in 2008 to US$1.2bn (from US$0.8 bn in 2007 and 2006)


Figure 1: Estimated Total Worldwide
Exploration Budgets, 1990-2006 (US$ billions)
$8
$7
$6
$5
$4
$3
$2
$1
$0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
© Metals Economics Group, 2007

Source: Metal Economics Group World Exploration Trends 2007



AUSENCO

Juniors and intermediates lead exploration expenditure

Figure 2: Worldwide Exploration Budgets by Company Type, 1997-2006 *(as a percentage of worldwide exploration)*



70%
60%
50%
40%
30%
20%
10%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Majors
Intermediates
Juniors
Gov't/Other
© Metals Economics Group, 2007

Source: Metals Economic Group 2007

- Junior exploration companies account for more than half of global exploration expenditure
- Junior and intermediate companies account for nearly 70% of global exploration expenditure
- Majors are continuing to increase exploration into 2008
- Since 2002, junior exploration spend has increased 600%, accounting for most of the overall increase in exploration allocations
  - ✓ Ausenco's client base comprises junior, intermediate and major companies



AUSENCO

Exploration expenditure focused on Latin America and Africa

EXPLORATION BUDGETS BY REGION



Africa 16%
Australia 11%
United States 8%
Pacific / South-East Asia 4%
Latin America 24%
Canada 19%
Rest of World 18%

1624 Companies totalling US$7.13billion
Source: Metals Economic Group 2007

- Latin America most popular destination for exploration
- Mexico and Brazil the largest gains in the region
- Ausenco active in:
  - ✓ Australia
  - ✓ Pacific / SE Asia
  - ✓ Latin America
  - ✓ Africa



AUSENCO

Base metal and gold focus of exploration expenditure

WORLDWIDE EXPLORATION BUDGETS BY METAL SPREAD


PGM, 3%
Other, 8%
Diamonds, 12%
Gold, 45%
Base Metals, 32%

Source: Metals Economic Group 2007

- Ausenco active in:
  - ✓ Gold
  - ✓ Base Metals
  - ✓ Other


AUSENCO

Ausenco meets Industry Challenges



Ausenco experienced to deal with current industry challenges and lengthening project pipelines arising from:

- Increasingly complex permitting requirements
- Typically 7 to 10 years from exploration permitting to production ramp up
- Resources increasingly located in countries where business and political issues are challenging
- Low grade, higher capacity production
- Challenging and innovative technology requirements
- Production times for long lead items have increased


AUSENCO


Ausenco Growth Strategy
Expand geographic reach
Strengthen strategic alliances
Further diversify commodity base
Expand range of services to take advantage of synergies
Broaden range of clients and projects
Acquire complementary businesses
AUSENCO



Thank you.

www.ausenco.com

(ASX:AAX)


AUSENCO





Press Release

Standard & Poor's September S&P/ASX Indices Quarterly Rebalance

Sydney, Sept. 6, 2007—Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective after close of trade Sept. 21, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20

No Change

S&P/ASX 50

No Change

S&P/ASX 100

ADDITIONS

VPG	VALAD PROPERTY GROUP

REMOVALS

ANN	ANSELL LIMITED

S&P/ASX 200

ADDITIONS

TSI	TRANSFIELD SERVICES INFRASTRUCTURE FUND
LYC	LYNAS CORPORATION LIMITED

REMOVALS

BEPPA	BBI EPS LIMITED
CDR	COMMANDER COMMUNICATIONS LIMITED

BBI EPS Ltd was originally included in the S&P/ASX 200 and related indices on Aug. 20, 2007, as part of the implementation of the Alinta Limited takeover scheme. The S&P/ASX Index Committee has decided that this security does not meet the eligibility criteria for the S&P/ASX indices, which exclude preference shares that possess fixed-income characteristics.

S&P/ASX 300

ADDITIONS

AAX	AUSENCO LIMITED
ABB	ABB GRAIN LIMITED
AED	AED OIL LIMITED
ALB	ALBIDON LIMITED
BMN	BANNERMAN RESOURCES LIMITED
CCP	CREDIT CORP GROUP LIMITED
CUS	CUSTOMERS LIMITED
EQN	EQUINOX MINERALS LIMITED
GBG	GINDALBIE METALS LIMITED
IDL	INDUSTREA LIMITED
JML	JABIRU METALS LIMITED
LYC	LYNAS CORPORATION LIMITED
MBN	MIRABELA NICKEL LIMITED
MIS	MIDWEST CORPORATION LIMITED
MLB	MELBOURNE IT LIMITED
MLI	MINTAILS LIMITED
NEM	NEWMONT MINING CORPORATION
PLA	PLATINUM AUSTRALIA LIMITED
RIV	RIVERSDALE MINING LIMITED
RJT	RUBICON JAPAN TRUST
RRT	RECORD REALTY
SDL	SUNDANCE RESOURCES LIMITED
SLV	SYLVANIA RESOURCES LIMITED
TSI	TRANSFIELD SERVICES INFRASTRUCTURE FUND

REMOVALS

AMU	AMADEUS ENERGY LIMITED
AZA	ANZON AUSTRALIA LIMITED
BDG	BENDIGO MINING LIMITED
BEI	BABCOCK & BROWN ENVIRONMENTAL INVESTMENTS LIMITED
BEPPA	BBI EPS LIMITED
BMX	BEMAX RESOURCES LIMITED
HIG	HIGHLANDS PACIFIC LIMITED
IFM	INFOMEDIA LIMITED
NRT	NOVOGEN LIMITED
PSV	PERSEVERANCE CORPORATION LIMITED
SEN	SENETAS CORPORATION LIMITED
SOT	SP TELEMEDIA LIMITED
TNE	TECHNOLOGY ONE LIMITED
VGH	VISION GROUP HOLDINGS LIMITED

"There are 10 more additions than removals in the S&P/ASX 300 at this rebalance," said Jason Hill, Director and Head of Standard & Poor's Index Services Australia. "This is a result of M&A activity since the March rebalance, which resulted in the number of stocks in the index falling below 300."

All Ordinaries

ADDITIONS

ALB	ALBIDON LIMITED
BMN	BANNERMAN RESOURCES LIMITED
CUS	CUSTOMERS LIMITED
IDL	INDUSTREA LIMITED
EQN	EQUINOX MINERALS LIMITED
MIS	MIDWEST CORPORATION LIMITED
MLI	MINTAILS LIMITED

NEM	NEWMONT MINING CORPORATION
SDL	SUNDANCE RESOURCES LIMITED
SLV	SYLVANIA RESOURCES LIMITED
TSI	TRANSFIELD SERVICES INFRASTRUCTURE FUND

REMOVALS

BEPPA	BBI EPS LIMITED

S&P/ASX All Australian 50

No Change

S&P/ASX All Australian 200

ADDITIONS
TSI TRANSFIELD SERVICES INFRASTRUCTURE FUND
LYC LYNAS CORPORATION LIMITED

REMOVALS
BEPPA BBI EPS LIMITED
CDR COMMANDER COMMUNICATIONS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's Index Services
Standard & Poor's Index Services, the world's leading index provider, maintains a wide variety of investable and benchmark indices to meet an array of investor needs. Its family of indices includes the S&P 500, an index with $1.32 trillion invested and $4.91 trillion benchmarked, and the S&P Global 1200, a composite index comprised of seven regional and country headline indices. For more information, please visit www.standardandpoors.com/indices.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 8,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:
Simon Karaban, Index Services
Tel (61) 2 9255 9875

Sharon Beach, Media
Tel (61) 3 9631 2152

22 August 2007

AUSENCO

Interim Results for the Half Year Ended 30 June 2007

Zimi Meka, Managing Director
Craig Allen, Chief Financial Officer





Overview

2. Result analysis	Craig Allen
3. Operational overview and outlook	Zimi Meka

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

2007 Half Year Highlights

- Safety **LTIFR of 1.1** based on 9 million man hours worked
- Strong growth in revenue, profit, EPS, dividends and order book
  - Revenue – Increased to **$104 million** (74% growth pop)
  - Earnings – Increased to **$18 million** (309% growth pop)
  - EPS - Increased to **22 cents per share** (261% growth pop)
- Record order book, with projects under management increased to **US$2.8 billion**
- Improved EBIT margin contributions across all business units
- Final dividend of **13 cents per share**, franked to 80%, payable 19 September 2007
- **860 personnel** at 30 June 2007

2007 Half Year Operational Highlights

- Safety programs in place and across projects and group
- Successfully completed Jinfeng (China) and Bulyanhulu (Tanzania) projects
- Secured Didipio copper project (Philippines)
- Secured Sabodala gold project (Senegal) in August 2007
- Awarded preferred contractor - Ridgeway Deeps (Australia) and Kinsevere Stage II (DRC)
- Achieving satisfactory progress on all projects
- Positioning company for growth with broadening of management team
- Implementing value adding global engineering and procurement strategies in Asia
- Increased order book by US$900 million
- Extended and deepened order book to US$2.8 billion with projects into 2009
- Expanded office capacity in all corporate offices

Overview

1. Introduction	**Zimi Meka**
2. Result analysis	**Craig Allen**
3. Operational overview and outlook	**Zimi Meka**

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

2007 Half Year Financial Highlights

Six months to 30 June 2007	HY 2007	HY 2006	
Operating revenue	$103.8 million	$59.7 million	74% ↑
Earnings before interest and tax	$21.5 million	$5.8 million	269% ↑
EBIT margin	*20.7%*	*9.7%*	*112% ↑*
Net profit before tax	$22.0 million	$5.9 million	274% ↑
Attributable profit after tax	$18.0 million	$4.4 million	309% ↑
Net margin	*17.4%*	*7.4%*	*135% ↑*
Earnings per share (basic)	22.0 cps	6.1 cps	261% ↑
Operating cash flow	$21.2 million	($4.4 million)	589% ↑
Dividend per share (declared)	13 cps	2.5 cps	420% ↑

Continued revenue and profit growth



Operating Revenue
120
100
80
60
40
20
0
32.3
59.7
103.8
HY2005
HY2006
HY 2007



Earnings Before Interest Tax
A$'M
25
20
15
10
5
0
2.8
5.8
22.0
HY2005
HY2006
HY2007

Continued revenue and profit growth



Net Profit After Tax
A$'M
20.0
15.0
10.0
5.0
0.0
2.1
4.4
18.0
HY2005
HY2006
HY2007

Financial performance reflects:

- Higher level of personnel, with 11.6% growth in personnel numbers to 860
- Satisfactory project progress being achieved with equity contribution recognised from Lumwana project
- Expansion of global footprint and growth in management team
- Strong underlying EBIT margin at 12.3%
- Improved cash management practices
- Lower effective tax rate at 18%

Strong margins


EBIT Margin


25%
20%
15%
10%
5%
0%
3.0%
9.7%
20.7%
8.4%
uity Accoun
12.3%
HY2005
HY2006
HY2007

Continued underlying business momentum



Organic Growth - $20.7 M
A$'M
30
25
20
15
10
5
0
5.8
17.8
2.9
2.0
2.5
22.0
HY 30 Jun 2006 NPAT
Growth in Net Sales
Margin Growth
Corporate Expenses
Tax on increased profit
HY 30 Jun 2007 NPAT

Continued earnings and dividend growth





Earnings Per Share
Cents per share
25
20
15
10
5
0
0
6.1
21.9
HY2005
HY2006
HY2007

Continued earnings and dividend growth



Total Shareholder Return
145% since 1 January 07
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07

Strong working capital and funding position





Operating Cash Flow
A$'M
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
0.6
HY2005
HY200
-4.3
21.2
HY2007

Financial capacity growth reflects:

- Strong operating cash flow, $21.2 million
- Cash at bank $37.6 million
- Total funding and bonding facilities A$125 million, bonding only drawn to A$29 million

Expanding and deepening order book


HY2006 EPCM Revenue Contribution - By Region
Europe
3%
Australia
24%
Asia
43%
Africa
26%
Americas
4%


HY2007 EPCM Revenue Contribution - By Region
Europe
4%
Australia
19%
Asia
46%
Africa
27%
Americas
4%


2006 HY Order Book % - By Region
Australia
19%
Asia
38%
Africa
38%
Americas
5%


2007 HY Order Book % - By Region
Australia
21%
Asia
36%
Africa
32%
Americas
11%

Increased focus on Ascentis and alliancing opportunities



Ascentis growth and opportunities accelerate:

- Strategies underway to grow recurring income streams beyond current period $3m+ million
- Strong growth in EBIT margin
- Diversified order book with new work at:
  - Matrix metals (copper)
  - Olympic Dam (copper)
  - ERA Ranger (uranium)
- Ascentis Training system implemented in Australia and International sites
- Currently pursuing range of growth and business opportunities

Proven outcome of attraction and retention strategies



Personnel growth reflects:

- 860 personnel at 30 June 2007, currently 890 personnel
- 11.6% increase since period start, on target for over 1,000 personnel by period end
- Ongoing focus on personnel attraction, career development and retention strategies

Overview

1. Introduction	**Zimi Meka**
2. Result analysis	**Craig Allen**
3. Operational overview and outlook	**Zimi Meka**

Unless otherwise specified, all information provided is for six months ended 30 June 2007 and increases are on the 2006 corresponding half year.

Global presence and specialist experience



Vancouver: BD Office
Tuscon: Project delivery Centre supporting Mexico, Argentina
Bangkok: Global Procurement Base
Beijing: Project Delivery Procurement Cell
Manila: Offshore engineering capability (low cost)
Brisbane: Head Office Full service delivery capability
Perth: Full service delivery capability
PROJECTS/STUDIES
CORPORATE OFFICES
PRE-FEASIBILITY STUDY
FEASIBILITY STUDY
ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT
OPERATING AND MAINTENANCE
DECOMMISSIONING

Operational review to June 2007

- All businesses reported record results – positioned for growth
- Commitment to safety continues as a key focus and core value
- Strong global demand for commodities
- Conversion of number of existing feasibility studies to projects
- Business climate for mineral processing generally good throughout the year
  - → Opportunities continue to be developed based on key economic factors
  - → No major changes in key economic factors
- Continued international growth with international personnel up 39%
- Strong growth in order book and project pipeline

Operational review
Australia

Australia:

- 2 projects (US$0.6bn ICV) and 5 studies underway
- Preferred contractor on Ridgeway Deeps copper project for Newcrest
- Lady Annie copper project due for completion in 2007
- Murrin Murrin Heap Leach progressing well
- Expanded Brisbane and Perth offices



Operational review
Asia

Asia:

- 5 projects (US$1.0bn ICV) and 4 studies underway
- Secured Didipio copper project in Philippines
- Satisfactory progress on all Asian projects
- Established Asian procurement service delivery network
- Expanded Manila office



Operational review
Africa

Africa:

- 4 projects (US$0.9bn ICV) and 1 study underway
- Satisfactory progress being achieved on Lumwana Copper project
  - Overall engineering and construction progress on schedule and budget.
- Awarded preferred contractor on Kinsevere Stage II Project (DRC)
- Commissioned Buluyanhulu gold project (Tanzania)
- Secured Sabodala gold project (Senegal)



Lumwana Copper Project – July 2007

Operational review China

China:

- 3 studies underway
- Completed and commissioned Jinfeng project
- Expanded Beijing office
- Procurement network and strategy
- Coal opportunities





Operational review
Americas



Americas:

- 2 projects (US$0.3bn ICV) and 2 studies underway
- Expanding Vancouver office
- Committed projects progressing as expected



Delivering on key strategic growth drivers

- **Extend geographic reach**
  - Increased presence in Americas and growth of Asian procurement centres
- **Strengthen strategic alliances**
  - Broadened management experience of Ascentis and alliances team
- **Further diversify commodity base**
  - Coal processing team pursuing value add project and procurement strategies
- **Broaden range of services, clients and projects**
  - Delivering value by efficient utilisation of global engineering and procurement resources
- **Acquire complementary businesses**
  - Corporate Development team evaluating identified diversification opportunities

Global challenges



… to become a leading substantial engineering services provider to the world's resources industry, through

- Expand current market advantages in Africa and Asia
- Develop and enhance market position in Americas
- Position project execution strategies to deliver client value
- Position company to take advantage of global markets to optimise resource delivery
- Global infrastructure renewal and urbanisation
- Climate change: clean coal and uranium sector – opportunities
- Attract and retain to maximise skilled resources availability

Outlook

- Targeted project pipeline remains strong at over US$10 billion to 2012, with increased world exploration in targeted regions
- Increasing benefits from continuing personnel growth and accumulated project expertise
- Value-add potential acquisitions continue to be reviewed and pursued
- Greater contribution and prolonged growth from alliances and operating and maintenance division, Ascentis
- Outlook is based on:
  - Approval and execution of potential EPCM and EPC project opportunities
  - Planned execution of current projects
  - Global exploration pipeline remains strong
  - Achievement of personnel targets
  - General market conditions being maintained


Exploration % - By Region
Africa 16%
Australia 11%
United States 8%
Pacific / South-East Asia 4%
Latin America 24%
Canada 19%
Rest of World 18%
1624 Companies totalling US$7.13billion
*Source: Metals Economic Group 2007

This guidance is given subject to current trading patterns and the present business, competitive and economic climate continuing.



www.ausenco.com

(ASX:AAX)

Half Yearly Results
To 30 June 2007



ASX/Media Release

For release: 22 August 2007

PLANNED SUSTAINABLE GROWTH DELIVERS RESULTS

Business Highlights

→ Record half year revenue of $103.8 million, driven by ongoing strength of project performance, efficient utilisation of global engineering resources and expanded international presence.

→ Record net profit after tax of $18.0 million with improved EBIT margin contributions across all business units.

→ Interim dividend of 13 cents per share, 80% franked, payable 19 September 2007.

→ 860 personnel at 30 June 2007, 11.6% growth since 31 December 2006.

Six months ended 30 June 2007	2007HY A$'M	2006HY A$'M	Increase
Operating revenue	103.8	59.7	74%
Earnings before interest and tax	21.5	5.8	269%
EBIT margin	*20.7%*	*9.7%*	*112%*
Net profit before tax	22.0	5.9	274%
Attributable profit after tax	18.0	4.4	309%
Net margin	*17.4%*	*7.4%*	*135%*
Basic earnings per share (cents)	22.0	6.1	261%
Operating cash flow	21.2	(4.4)	589%
Dividends per share (cents)	13.0	2.5	420%

Diversified minerals process engineering and project management services provider Ausenco Limited (ASX: AAX) today announced an $18.0 million attributable profit after tax for the half year ended 30 June 2007, a 309% rise over the previous corresponding period.

This outstanding result was achieved on operating revenue of $103.8 million, an increase of 74% over the previous corresponding period. Net profit before tax for the half year was $22.0 million, an increase of 274% over the $5.9 million achieved in the half year ended 30 June 2006.

Basic earnings per share were 22.0 cents, an increase of 261% over the 6.1 cents per share in the previous corresponding period.

Ausenco's earnings before interest and tax (EBIT) margin increased to 20.7% compared to 9.7% for the previous corresponding period. The after tax profit margin of 17.4% was a strong improvement on the result of 7.4% reported for the 2006 year. The effective tax rate was lower than the previous corresponding period at 18%.

The increase in earnings reflects a focus upon a number of areas – consolidating and implementing our plans for the sustainable growth of the business, underpinning the organisation for longer term growth whilst maintaining strong margin contributions from all businesses, the growth of personnel numbers to meet client requirements and project delivery in line with anticipated costs and schedules.

The attraction and retention of key personnel to meet future project requirements remains a key focus for the business. The major project development capabilities of the business, combined with its increased global presence and the operational efficiencies which it brings to its project pipeline, are expected to result in sustained growth in revenue and earnings for 2007 and beyond.

Managing Director, Mr Zimi Meka said "Achieving sustainable growth through increasing the number, size and scope of projects we are delivering to our clients, together with growth in our personnel numbers are positioning Ausenco well for the future. Our strong project performance, expanding international presence and commitment to high quality continues to deliver significant project opportunities across the commodities spectrum and for a growing international client base."

"Ausenco's order book now has an installed capital value of US$2.8 billion. With seven corporate offices worldwide and a team of talented and experienced people committed to our values and business objectives, I feel very confident that we are well positioned for a strong future" Mr Meka said.

"Our client base, which includes some of the world's largest mining companies, continues to bring us repeat business – I believe this is a testament to our service standards and focus on our core values. It has always been our aim to forge long-term partnerships with key clients as a fundamental part of achieving long term sustainable growth for Ausenco".

Safety Performance

Ausenco's current 890 strong work-force is located at its corporate offices and project sites in Asia, Africa, the Americas and Oceania.

Ausenco's safety performance for the 12 months to 30 June 2007 included a total Lost Time Injury Frequency Rate (LTIFR) of 1.1 based on 9 million hours worked. Ausenco's safety performance continues to maintain high industry standards and international best practice.

"'Safety in All We Do' is one of our most important core values. So we have naturally been focusing on raising our safety profile across all of our projects and offices, "Mr Meka said. "We are ensuring compliance with Ausenco's safety standards in a number of ways – improving our investigation processes, improving the quality of safety interactions with all staff, endeavouring to identify and manage critical and high level risks earlier and, most importantly, strengthening our safety leadership and accountability for safety results at the leadership level."

Finance

Net operating cash flow, after interest and tax, increased by 589% to $21.2 million. Ausenco continues to provide a strong financial platform for sustained growth through its relatively ungeared balance sheet and strong working capital position.

Cash at 30 June 2007 was $37.6 million. Ausenco still maintains a relatively debt free position and has significant undrawn capacity as part of its secured funding and bonding facilities which were recently expanded to $125.0 million. Ausenco is financially well positioned to secure projects currently in negotiation as well as in our expanding project pipeline.

Dividends

The Directors have previously outlined their plans to make regular, half yearly dividend payments of an estimated 60% of Ausenco's attributable net profit after tax (NPAT). Dividends are subject to available cash, working capital requirements, the level of borrowings and the funding requirements Ausenco's growth plans. Dividends will be franked to the maximum extent possible.

The Directors have also reviewed the future franking capacity of the company. In line with its dividend policy and that review, the Directors have declared an interim dividend of 13 cents per share, franked to 80%. The dividend represents approximately 60% of the group's half year net profit after tax and will be payable on 19 September 2007 to shareholders on the register as at midnight (Eastern Standard Time) on 5 September 2007.

Operational Updates – Global Review

Ausenco continues to demonstrate its expertise in executing a range of projects with a wide variety of scales, service scopes, remote geographic localities and commodity diversification (including base metals, precious metals, mineral sands and industrial minerals).

Importantly, during the half year, Ausenco completed the first western executed minerals project in China for Sino Gold. The experience gained in the successful delivery of Jinfeng Gold BIOX® Project, together with the services and efficiencies available from Ausenco's new Bangkok, Beijing and Manila offices, have placed Ausenco in an unrivalled position to deliver low cost engineering and procurement expertise to our clients.

The recent signing of the Didipio Gold Copper Project contract with Oceana Gold Limited in the Philippines, is an important recognition of the ability of Ausenco to service the growing Philippines mining sector with detailed engineering and project execution expertise.

Together with the recent award of the Sabodala Gold project in Senegal, the Ridgeway Deeps Gold-Copper project in Australia and the Kinsevere Stage II Copper project in the Congo Ausenco's order book has expanded to cover 13 projects representing an installed capital value under management of over US$2.8 billion through to 2009.

Satisfactory progress continues on delivery in 2008 of the Lumwana Copper Project in Zambia for Equinox Minerals Limited. Undertaken on an engineering procurement construction (EPC) basis, in joint venture with Bateman Engineering NV, Lumwana when complete will be the largest copper project on the African continent. The successful commissioning of the Bulyanhulu expansion for Barrick Gold, additional work in west Africa and the recent award of the Kinsevere project together with a significant share of world exploration expenditure solidifies Ausenco's view that Africa continues to be highly prospective region for future work.

Ascentis

Ausenco's operating and maintenance services division continues to consolidate its position, delivering strong growth with an increased earnings contribution of $0.5 million. As part of Ausenco's broader alliancing strategy, Ascentis is positioning itself for growth by increasing the scope of its services, expanding its management team, leveraging on previous experience and pursuing opportunities to offer its services to Ausenco's client base.

In addition to the recent award of the Matrix Metals project, and expansion of its registered training programs, Ascentis has recently provided services on the Olympic Dam Expansion project for BHP Billiton.

Outlook

"Whilst focusing upon consolidating the business, Ausenco continues to diversify its activities organically with the recent expansion of the group coal processing expertise. Market conditions are expected to remain favourable through 2007 and beyond with significant investment in minerals exploration and project development continuing in our target regions. Based on these premises, the outlook is extremely positive for shareholders," Mr Meka said.

Zimi Meka
Managing Director

Investor enquiries:

Craig Allen
Chief Financial Officer
Ph: (07) 3112 8200

Media enquiries:

Heather Brodie
Manager, Investor Relations
& Corporate Communications
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited (ASX: AAX) was established in 1991 and has completed projects in 33 countries. Ausenco is currently working on projects with an installed capital value in excess of US$2.8 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Harmony Gold, Equinox Minerals, Sino Gold, and Kingsgate Consolidated.

Appendix 4D

Half-Year Report

Name of entity

Ausenco Limited

ABN or equivalent company reference: 31 114 541 114

Half year ended ('current period'): 30 June 2007

Results for announcement to the market

Extracts from this report for announcement to the market. **$A'000**

				Current period
Revenues from ordinary activities	Up	74%	To	103,661
Profit from ordinary activities after tax	Up	309%	To	18,022
Net profit for the period attributable to members	Up	309%	To	18,022
Dividends (distributions)	Amount per security		Franked amount per security at 30% tax	
Final dividend paid in respect of the financial year ended 31 December 2006	7.5 cents		7.5 cents	
Interim dividend declared subsequent to 30 June 2007	13 cents		10.4 cents	
Record date for determining entitlements to the interim dividend, (in the case of a trust, distribution)	5 September 2007			

NTA backing	Current period	Previous corresponding Period 30 June 2006
Net tangible asset backing per ordinary security	$0.50	$0.26



AUSENCO LIMITED

ABN 31 114 541 114

INTERIM FINANCIAL REPORT

FOR THE HALF YEAR ENDED

30 JUNE 2007

DIRECTORS' REPORT

Your directors submit their report on the consolidated entity consisting of Ausenco Limited and the entities it controlled at the end of, or during the half year ended 30 June 2007.

DIRECTORS

Directors were in office for this entire period unless otherwise stated. The names of the Company Directors in office during the half year and until the date of this report are as follows:

Wayne Goss
George Lloyd
Zimi Meka
John O'Reilly
Bob Thorpe
Hank Tuten

PRINCIPAL ACTIVITIES

During the period the principal continuing activities of the consolidated entity consisted of:

- design of mineral processing plants;
- procurement of equipment for mineral processing plants on behalf of principals;
- project management and construction supervision of mineral processing plants;
- design and construction of mineral processing plants on a turnkey basis; and
- operating and maintenance of mineral processing plants.

DIVIDENDS

Dividends paid to members during the financial period were as follows:

	2007 $'000	2006 $'000
Final 2006 ordinary dividend declared 18 April 2007 on ordinary shares	6,146	-
Final 2005 ordinary dividend declared 24 April 2006 on ordinary shares	-	3,790
	6,146	3,790

Subsequent to the half year end, on 21 August 2007, the Directors declared an interim franked dividend of 13.0 cents per share in respect of the half year ended 30 June 2007. The amount of the dividend is $10.7 million. The dividend has not been provided for in the 30 June 2007 interim financial statements.

REVIEW OF OPERATIONS

Ausenco's safety performance for the 12 months to 30 June 2007 included a total Lost Time Injury Frequency Rate (LTIFR) of 1.1 based on 9 million hours worked during this period. Ausenco's safety performance record continues to maintain high standards and international best practice.

Aggregated revenue and other income for the period of $103.8 million represented an increase of 74% over the previous corresponding period. Net profit before tax for the half year was $22.0 million, an increase of 274% over the $5.9 million achieved in the half year ended 30 June 2006. Net profit after tax for the half year was $18.0 million, an increase of 309% over the $4.4 million achieved in the half year ended 30 June 2006.

Basic earnings per share were 22.0 cents, an increase of 261% over the 6.1 cents per share in the previous corresponding period.

Ausenco's earnings before interest and tax (EBIT) margin increased to 20.7% compared to 9.7% for the previous corresponding period. The after tax profit margin of 17.4% was a strong improvement on the result of 7.4% reported for the 2006 year. The effective tax rate was lower than the previous corresponding period at 18%.

The increase in earnings reflects a focus upon a number of areas – consolidating and implementing our plans for the future sustainable growth of the business, stability in the margin contributions from all businesses areas, the growth of personnel numbers to meet key client requirements and project delivery in line with anticipated costs and schedules.

Net operating cash flow, after interest and tax, increased by 589% to $21.2 million. Ausenco continues to provide a strong financial platform for continued and sustained growth through its relatively ungeared balance sheet and strong working capital position.

Cash at 30 June 2007 was $37.6 million. Ausenco still maintains a relatively debt free position and has significant undrawn capacity as part of its secured funding and bonding facilities, recently expanded to $125 million. Ausenco is financially well positioned to secure projects currently in negotiation or being targeted as part of converting our comprehensive project pipeline.

All projects are progressing to expectations, which together with the recent award of the Sabodala Gold Project in Senegal, the Ridgeway Deeps Gold-Copper project in Australia and the Kinsevere Copper project in the Congo, has expanded Ausenco's order book to cover 13 projects representing an installed capital value under management of over US$2.8 billion through to 2009.

Refer to the accompanying ASX Release for additional information.

ROUNDING OF AMOUNTS

The company is a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

AUDITORS INDEPENDENCE DECLARATION

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

A copy of the Auditors Independence Declaration as required under section 307 C of the *Corporations Act 2001* is set out on page 3.

This report is made in accordance with a resolution of the directors.

W K Goss
Director

L H Meka
Director

Perth,
21 August 2007



PricewaterhouseCoopers
ABN 5 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com.au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Direct Phone +61 7 3257 5076
Direct Fax +61 7 3023 0808

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the review of Ausenco Limited for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Ausenco Limited and the entities it controlled during the period.



Stephen R Snook

Partner
PricewaterhouseCoopers

21 August 2007
Brisbane

INCOME STATEMENT for the half year ended 30 June 2007

	Notes	CONSOLIDATED	
		June 2007 $'000	**June 2006 $'000**
Revenue from continuing operations	2	103,661	59,682
Other income	2	133	7
Staff and contractors costs		(66,447)	(38,133)
Reimbursable costs		(13,844)	(8,434)
Changes in work in progress		-	179
Office and administration costs		(8,008)	(6,548)
Other expenses		(1,166)	(287)
Depreciation and amortisation expense	3	(1,254)	(556)
Borrowing Costs	3	(165)	(36)
Share of net profits of joint venture entities accounted for using the equity method	10	9,062	1
Profit before income tax		**21,972**	**5,875**
Income tax expense	4	(3,950)	(1,464)
Net profit attributable to members of Ausenco Limited		18,022	4,411
Basic earnings per share (cents per share)	8	22.0	6.1
Diluted earnings per share (cents per share)	8	21.2	6.0

The above income statement should be read in conjunction with the accompanying notes.

BALANCE SHEET as at 30 June 2007

	Notes	CONSOLIDATED	
		June 2007 $'000	**Dec 2006 $'000**
ASSETS			
Current assets			
Cash assets		37,576	24,733
Receivables	5	35,882	31,095
Other		568	1,295
Total current assets		74,026	57,123
Non-current assets			
Receivables		18	42
Investments accounted for using the equity method		7,868	66
Available-for-sale financial assets		140	140
Property, plant and equipment		6,383	5,032
Deferred tax asset		2,842	1,564
Intangible assets		2,547	2,749
Total non-current assets		19,798	9,593
TOTAL ASSETS		93,824	66,716
LIABILITIES			
Current liabilities			
Payables		36,281	28,313
Borrowings		125	748
Current tax liabilities		5,106	3,663
Provisions		5,583	2,552
Total current liabilities		47,095	35,276
Non-current liabilities			
Borrowings		86	32
Provisions		2,842	394
Total non-current liabilities		2,928	426
TOTAL LIABILITIES		50,023	35,702
NET ASSETS		43,801	31,014
EQUITY			
Contributed equity	6	11,370	10,979
Reserves	7	737	217
Retained profits	7	31,694	19,818
TOTAL EQUITY		43,801	31,014

The above balance sheet should be read in conjunction with the accompanying notes.



STATEMENT OF CHANGES IN EQUITY for the half year ended 30 June 2007

	Notes	CONSOLIDATED June 2007 $'000	CONSOLIDATED June 2006 $'000
Total equity at the beginning of the half year		31,014	14,252
Profit for the half year		18,022	4,411
		49,036	18,663
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity net of transaction costs		391	9,208
Employee share options		520	45
Dividends provided for or paid	9	(6,146)	(3,790)
		(5,235)	5,463
Total equity at the end of the half year		43,801	24,126
Total recognised income and expense for the half year is attribute to members of:			
Ausenco Limited		18,022	4,411
		18,022	4,411

The above statement of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT for the half year ended 30 June 2007

	Notes	CONSOLIDATED	
		June 2007 $'000	June 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		100,908	51,924
Payments to suppliers and employees (inclusive of goods and services tax)		(78,996)	(55,625)
		21,912	(3,701)
Interest received		618	84
Joint venture entity distributions received		3,133	73
Borrowing costs paid		(165)	(36)
Income taxes paid		(4,216)	(771)
Net cash inflow/(outflow) from operating activities		21,282	(4,351)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		-	(304)
Payments for property, plant, and equipment		(2,403)	(2,360)
Net cash inflow/(outflow) from investing activities		(2,403)	(2,664)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		-	37
Repayment of borrowings		(569)	(296)
Proceeds from issue of equity		391	10,000
Share issue costs		-	(1,100)
Loans to related parties		-	(100)
Repayment of loans to related parties		-	12
Dividends paid	9	(6,146)	(2,071)
Net cash inflow/(outflow) from financing activities		(6,324)	6,482
NET (DECREASE) IN CASH HELD		12,555	(533)
Cash at the beginning of the financial period		24,733	10,686
Effects of exchange rate changes on cash		288	-
CASH AT THE END OF THE FINANCIAL PERIOD		**37,576**	**10,153**

The above cash flow statement should be read in conjunction with the accompanying notes.



NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION OF HALF YEAR REPORT

This general purpose financial report for the interim half year reporting period ended 30 June 2007 has been prepared in accordance with Accounting Standards AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.*

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Ausenco Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Comparative information has been reclassified where appropriate to enhance comparability.

	Notes	CONSOLIDATED	
		June 2007 $'000	June 2006 $'000

NOTE 2 REVENUE AND OTHER INCOME

	Notes	June 2007 $'000	June 2006 $'000
From continuing operations			
Services		103,043	59,598
Interest		618	84
		103,661	59,682
Other Income			
Other		133	7
		133	7
		103,794	59,689

NOTE 3 EXPENSES

Profit before income tax includes the following specific expenses:

	Notes	June 2007 $'000	June 2006 $'000
Depreciation of property, plant and equipment		972	487
Amortisation of leasehold improvements		66	40
Amortisation of intangible assets		216	29
Total depreciation and amortisation		1,254	556
Borrowing costs			
Interest and finance charges paid/payable		165	36
Total borrowing costs		165	36
Other expenses and losses			
Operating lease rentals – minimum lease payments		97	780
Foreign exchange loss – unrealised		288	7
Foreign exchange loss - realised		64	7
Defined contribution superannuation expense		2,444	1,558
Total other expenses and losses		2,893	2,352

NOTE 4 INCOME TAXES

Numerical reconciliation of income tax to prima facie tax payable

	Notes	June 2007 $'000	June 2006 $'000
Profit from continuing operations before income tax expense		21,972	5,875
Tax at the Australian rate of 30% (2007 – 30%)		6,592	1,763
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:			
Non deductible entertainment		20	7
Non deductible legal and professional expenses		60	1
Employees option expense		156	-
International exempt income		(1,421)	(135)
		5,407	1,636
(Over) / under provision for prior years		(1,378)	(87)
International tax rate differential [1]		(79)	(85)
Income tax expense		3,950	1,464

[1] represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.



	Notes	CONSOLIDATED June 2007 $'000	CONSOLIDATED Dec 2006 $'000

NOTE 5 CURRENT ASSETS – RECEIVABLES

	June 2007 $'000	Dec 2006 $'000
Trade Debtors	22,785	10,918
Less: Provision for doubtful debts	(802)	(832)
	21,983	10,086
Unbilled revenue	10,236	11,822
Debtor retentions	134	1,294
Receivables from related party	2,666	5,539
GST/VAT receivables	814	712
Other receivables	49	1,642
	35,882	31,095

NOTE 6 CONTRIBUTED EQUITY

Issued Share Capital	**June 2007 $'000**	**June 2006 $'000**
Attributable to members of the Company		
Ordinary Shares	11,370	11,215
Closing Balance	11,370	11,215

Issues of Ordinary Shares during the Half Year	**June 2007 $'000**	**June 2006 $'000**
Balance at 1 January	10,979	2,007
Issued during the half year	-	10,000
Exercise of options issued under Executive Options Plan	391	-
Transaction costs (net of tax)	-	(792)
Balance at 30 June	11,370	11,215

Movements in Contributed Equity for the period	**June 2007 Number**	**June 2006 Number**
Ordinary Shares		
Opening balance	81,950,000	20,709
Share division (3,474.33 : 1)	-	(20,709)
Share division (3,474.33 : 1)	-	71,950,000
Issued shares – ASX listing	-	10,000,000
Exercise of options issued under Executive Options Plan	391,003	-
Balance at the end of the half year	82,341,003	81,950,000

Share capital was divided on the 27 April 2006 from 20,709 ordinary fully paid shares to 71,950,000 ordinary fully paid shares. No consideration was received for this division.

Ausenco Limited raised $10 million through the issue of ten million ordinary shares at $1.00 as per Prospectus dated 5 May 2006. Shares were allotted on the 9 June 2006 to successful applicants.

NOTE 7 RESERVES AND RETAINED PROFITS

Reserves	**June 2007 $'000**	**June 2006 $'000**
Share Based Payments Reserve	737	45
	737	45
Share Based Payments reserve		
Balance at the beginning of the financial period	217	-
Option expense	520	45
Balance at the end of the financial period	737	45
Retained profits	31,694	12,866
	31,694	12,866



	Notes	CONSOLIDATED June 2007 $'000	CONSOLIDATED June 2006 $'000
Retained Profits			
Balance at the beginning of the financial period		19,818	12,245
Net profit attributable to members of Ausenco Limited		18,022	4,411
Dividends provided for or paid	9	(6,146)	(3,790)
Balance at the end of the half year		31,694	12,866

NOTE 8 EARNINGS PER SHARE

	June 2007	June 2006
Basic earnings per share (cents per share)	22.0	6.1
Diluted earnings per share (cents per share)	21.2	6.0
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	82,067	72,765
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	84,908	73,487
Earnings used in calculating basic and diluted earnings per share	18,022	4,411

NOTE 9 DIVIDENDS

	June 2007	June 2006
ORDINARY SHARES		
Final ordinary dividend for the financial year ended 31 December 2006 of 7.5 cents per share paid on 18 April 2007	6,146	-
Final ordinary dividend for the financial year ended 31 December 2005 of 5.3 cents per share paid on 6 April 2006	-	3,790
	6,146	3,790
Dividends paid in cash or satisfied by investment in available-for-sale financial assets during the half years ended 30 June 2007 and 2006 were as follows:		
Paid in cash	6,146	2,071
Satisfied by transfer of investment in available-for-sale financial asset	-	1,719
	6,146	3,790
Dividends not recognised at the end of the Half Year	10,704	2,049

NOTE 10 SHARE OF NET PROFITS OF JOINT VENTURE ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

Ausenco has an interest in three joint ventures relating to the delivery of specific projects and studies. Each of these joint venture results contributed to Ausenco financial results to 30 June 2007, including an initial recognition of a joint venture contribution in relation to the AB Joint Venture and AB Ventures Limited joint ventures.



	Notes	CONSOLIDATED June 2007 $'000	Dec 2006 $'000

NOTE 11 CONTINGENT LIABILITIES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.

No liability was recognised by the consolidated entity in relation to these guarantees as the fair value of the guarantees is immaterial.

Bank guarantees outstanding at the balance date in respect of commitments for expenditure.		29,220	2,853

NOTE 12 SEGMENT INFORMATION

PRIMARY REPORTING – BUSINESS SEGMENTS

6 months to 30 June 2007	ENGINEERING $'000	OPERATIONS AND MAINTENANCE $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	101,673	1,503	-	103,176
Inter-segment sales	-	1,177	(1,177)	-
Total sales revenue	101,673	2,680	(1,177)	103,176
Share of net profit of associates	9,062	-	-	9,062
Other revenue	614	4	-	618
Total segment revenue	111,349	2,684	(1,177)	112,856
Segment result	22,712	514	-	23,226
Depreciation and amortisation expense			-	(1,254)
Profit from ordinary activities before income tax expense				21,972
Income tax expense				(3,950)
Profit from ordinary activities after income tax expense				18,022
Segment assets	92,738	838	248	93,824
Segment liabilities	49,983	288	(248)	50,023
Depreciation and amortisation expense	1,254	2	-	1,256
Non-cash expenses other than depreciation and amortization				

6 months to 30 June 2006	ENGINEERING $'000	OPERATIONS AND MAINTENANCE $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	57,177	2,421	-	59,598
Inter-segment sales	29	822	(851)	-
Total sales revenue	57,206	3,243	(851)	59,598
Share of net profit of associates	1	-	-	1
Other revenue	88	3	-	91
Total segment revenue	57,295	3,246	(851)	59,690
Segment result	6,267	164	-	6,431
Depreciation and amortisation expense			-	(556)
Profit from ordinary activities before income tax expense				5,875
Income tax expense				(1,464)
Profit from ordinary activities after income tax expense				4,411
Segment assets	43,551	727	(100)	44,178
Segment liabilities	19,456	696	(100)	20,052
Depreciation and amortisation expense	553	3	-	556
Non-cash expenses other than depreciation and amortisation				



DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Ausenco Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

W K Goss
Director

L H Meka
Director

Perth,
21 August 2007





PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Ausenco Limited

Report on the Half-year Financial Report

We have reviewed the accompanying half-year financial report of Ausenco Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity, and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Ausenco Group (the consolidated entity). The consolidated entity comprises both Ausenco Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances..

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Ausenco Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Ausenco Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Stephen R Snook | Brisbane
Partner | 21 August 2007

Mineral Deposits Limited

ASX RELEASE – 16 AUGUST 2007

ASX CODE: MDL

Mineral Deposits Limited
ABN 19 064 377 420

Level 7, 530 Little Collins Street
Melbourne VIC 3000
Australia

Tel +61 3 9909 7633
Fax +61 3 9621 1460

mdlmail@mineraldeposits.com.au
www.mineraldeposits.com.au

SABODALA GOLD PROJECT
FORMAL CONTRACT SIGNED WITH AUSENCO

MDL is pleased to announce that it has awarded an Engineering, Procurement, Construction and Management ("EPCM") contract for the Sabodala gold project in Senegal to Ausenco Limited, the global mining and engineering services company.

While MDL has only now executed the Sabodala EPCM contract, the company itself had commenced certain aspects of project construction in March 2007. Preliminary site works such as building of a small dam of some 800,000 cubic metres and all-weather roads were completed late in 2006.

The Sabodala project, costing US$145 million, is expected to start gold processing in September 2008. The critical lead items such as the ball and SAG mills are due to arrive in Senegal by March 2008. The new permanent mine accommodation to house 550 persons on site will be finished in November 2007 and the dedicated power station of 21.6 megawatts has been purchased and is being readied for shipment.

For further details please contact:

Jeff Williams
Tel: (03) 9909 7633
E-mail: jeff.williams@mineraldeposits.com.au
or visit our Website at: www.mineraldeposits.com.au



16 August 2007

ASX/MEDIA RELEASE

Ausenco secures MDL Sabodala Gold Project

Global mining and mineral engineering services provider Ausenco Limited (ASX: AAX) today announced that it executed an EPCM contract for the Sabodala Gold Project, 650 kilometres from Dakar, Senegal. Mineral Deposits Limited (ASX: MDL) awarded the Sabodala EPCM reimbursable contract, with fee, to Ausenco which had earlier completed a period of preliminary design work with MDL. The estimated cost of the Sabodala Gold Project is US$145 million.

Ausenco Managing Director, Mr Zimi Meka, commented that "This is an example of Ausenco's core strength in engineering and constructing world-class mineral processing projects. Being our first contract in west Africa, the award of the project builds upon our experience in other parts of sub-Saharan Africa delivering similar mineral processing plants. We are very pleased to be teaming up to work with MDL on the first gold ore processing facility based in Senegal."

Mr Meka commented further "MDL has a comprehensive and well planned program of delivering sustainable development to the Senegalese economy through employment, education, training and a range of community programs. As with a number of other projects, including Lumwana and Kinsevere, we are proud to be able to work to deliver a project in a country that is expected to stimulate and deliver economic prosperity to the local community and regional economy."

It is expected that gold processing at the Sabodala project will commence in September 2008, treating two million tonnes of hard ore per annum over the 10 year planned production life. With exploration on the licence continuing, the current Sabodala mineable reserve is one million ounces of gold.

The award of the Sabodala gold project further extends Ausenco's order book to US$2.8 billion, positioning Ausenco for growth well beyond 2008. Ausenco's diversified portfolio of secured projects across a variety of minerals and global locations continues to strengthen Ausenco's strategy of delivering innovation and sustainable growth for all stakeholders.

Zimi Meka
Managing Director

Investor enquires:
Craig Allen
Chief Financial Officer
Ph: (07) 3112 8200

Media enquiries:
Heather Brodie
Manager, Investor Relations and Corporate Communications
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited was established in 1991 and has completed projects with an installed capital value in excess of $1 billion in 33 countries. Ausenco is currently working on projects with an installed capital value of US$2.8 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations, among them BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Sino Gold, Equinox Minerals, and Kingsgate Consolidated.

About Mineral Deposits Limited

Mineral Deposits Limited is a past producer of high quality mineral sands commodities, principally zircon and rutile, and has recently expanded its traditional business base in Australia into new projects and commodities. Current projects include large mineral sands and gold projects in Senegal, west Africa.

The company has a history of mineral sands mining, process technology and marketing which extends over 60 years from initial operations in the Gold Coast area of Australia that commenced in 1940.


AUSENCO



UBS Resources Africa Seminar
July 2007

Zimi Meka, Managing Director








Important Information

Purpose of this document

This is a private and confidential document which has been prepared by Ausenco Limited (Company) to provide the recipient (Recipient) with information and a preliminary understanding of the company and its business. It is part of, is incomplete without and to be read in conjunction with an oral briefing to be given by the Company. This document is provided to the Recipient on the conditions set out below.

This document is provided to Recipients on the basis that they are a sophisticated investor or professional investor (within the meaning of section 708(8) or (11) of the Corporations Act 2001, respectively). By accepting this document and not returning it, the Recipient confirms that it is such a person. If the Recipient is not such an investor, please do not consider the contents of this document and return it.

This document is not a recommendation, offer or invitation

This document is not a recommendation, offer or invitation by any person to any person to sell or apply for securities in the company.

This document is not a prospectus

The document is not a prospectus under Australian law or under any other law. It is for information purposes only. Accordingly, this document neither purports to be exhaustive nor contain all of the information which a prospective investor or the Recipient may require to make an investment decision and it does not contain all of the information which would otherwise be required by Australian law or any other law to be disclosed in a prospectus.

Exclusion of representations or warranties

The only representations or warranties in relation to the preparation of this document and the information in it (such as its accuracy, reliability, completeness or reasonableness of any assumptions) are those which are implied by law and which cannot be excluded by law. Otherwise, all such representations or warranties are excluded and the Recipient releases the Company, their advisors and the officers of each of the aforementioned persons from any liability or responsibility for this document (including without limitation, loss or damage arising by negligence).

This document is confidential

This information contained in this document is confidential and is given only to provide information about the company to the Recipient and its advisors and for no other purpose. It must not be copied or distributed and the Recipient must keep confidential all matters contained in it. On request, the Recipient must promptly return all material received about the Company or any of its affairs, including this document, without retaining copies.

Events after date of this document

The company and its officers have no responsibility or obligation to inform Recipients of any matter arising or coming to their notice, after the date of this document, which may affect any matter referred to in this document.

No reliance

The document is provided to the Recipient on the basis that the Recipient must rely on their own inquires and seek appropriate professional advice in relation to the information and statements in relation to the proposed prospects, business and operations of the Company.

The forward looking statements included in this presentation involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, the Company. In particular, they speak only as of the date of these materials, they assume the success of the Company's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks. Actual future events may vary materially from the forward looking statements and the assumptions on which those statements are based. Given these uncertainties, the Recipient is cautioned to not place undue reliance on such forward looking statements.

Jurisdiction

The distribution of the document in jurisdictions outside Australia may be restricted by law. Any Recipient who receives this document outside Australia must seek advice on and observe any such restrictions.

The Ausenco Story

- Established in 1991 – 16 year history
- Offices in 7 countries worldwide, 950 personnel
- Processing of minerals to produce gold, copper, nickel, silver, cobalt, lead, zinc, uranium, mineral sands and industrial minerals
- Existing projects = Installed Capital Value $2.7bn



GLOBAL OFFICES
Bangkok: Global Procurement Base
Vancouver: BD Office
Tucson: Project delivery Centre supporting Mexico, Argentina
Perth: Full service delivery capability
Beijing: Project Delivery Procurement Cell
Manila: Offshore engineering capability (low cost)
Brisbane: Head Office Full service delivery capability
CORPORATE OFFICES

1991-2007: Growth Trajectory



91
Start-up in Brisbane
95
Open Perth office
00
First off-shore project: Thailand
01
First African project: Tanzania
02
Appoint Wayne Goss chairman; First private equity shareholders initial investment
03
Establish Ascentis
04
Open China office; First China project: Jinfeng Gold Biox®
05
Open Americas office; First alliance contract with QNI
06
First Americas project; List on ASX; Open Manila office
07
Open Bangkok office; Expand China office

The Ausenco Solution

An established global reputation for the delivery of innovative solutions across the project lifecycle … the Ausenco Solution

ASCENTIS

Technical Solutions

- Design and supervision of metallurgical test work programs
- Feasibility study preparation
- Process engineering
- Engineering design
- Capital & operating cost estimates
- Project financial models

Engineering & Process

- Innovative design
- Efficient plant performance
- Process, mechanical, civil / structural, electrical & instrumentation engineering
- Multi-discipline

Project & Construction Management

- Project management
- Cost control
- Scheduling
- Procurement
- Construction management
- Commissioning

Operations & Management

- Plant ramp-up
- Operations management
- Maintenance management
- Mining, resource, water & infrastructure industries
- Decommissioning
- Rehabilitation
- Wholly owned subsidiary

PRE-FEASIBILITY STUDY → FEASIBILITY STUDY → ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT → OPERATING AND MAINTENANCE → DECOMMISSIONING


Ausenco Clients

Ausenco's business is built around:

- Diversified base of quality clients with strong industry positions
- Enduring and repeat business opportunities with strong strategic relationships

Client	Commodities Focus	Repeat Client
BHP Billiton	Diversified	✓
Rio Tinto	Diversified	✓
Xstrata Plc	Diversified	✓
Oxiana Limited	Gold, copper, lead, zinc	✓
Placer Dome Inc	Gold and copper	✓
Barrick Gold Corporation	Gold	✓
Newmont Mining Corporation	Gold and copper	✓
Bemax Resources NL	Mineral Sands	First project
Sino Gold Limited	Gold	First project
Kingsgate Consolidated Ltd	Gold	✓
Mineral Deposits Ltd	Mineral sands and gold	✓
Equinox Minerals Ltd	Copper	First project
Pan Australian Resources Ltd	Copper	First project
Harmony Gold	Gold	First project
Anvil Mining	Copper	First project


BEMAX




PAN AUSTRALIAN

BARRICK



ZINIFEX

HARMONY

RIO
TINTO

NEWMONT.
The Gold Company

anvilmining

EQUINOX
MINERALS LIMITED

Key Differentiators



- Client focus
  - Responsive
  - Cost-effective
  - Value-add
  - Technically excellent
- Innovative solutions that work
- Culture of care

Repeat business

Strong strategic relationships

Building a Solid Reputation





- Success in remote locations
- Overcome challenging geo-technical conditions
- Australian Engineering Excellence Award



- Queensland and Australian Export Awards for Services
- Exporters Hall of Fame


WINNER 2006
AUSTRALIAN
EXPORTAWARDS
Services Award


The Premier of Queensland's
Export Awards
2006
Winner
Services Award

Managing Risk





- EPCM and EPC contracts: different approaches to risk management
- Controlled balance in number and scale of EPCM and EPC projects
- Specialist team manages increased exposure of EPC contracts

EPCM: *Engineering Procurement Construction Management*

EPC: *Engineering Procurement Construction*

PROJECTS
Lumwana Copper Project







PROJECTS
North Mara Gold Project



PROJECTS
Tulawaka Gold Project



PROJECTS
Bulyanhulu CST Leach Project



PROJECTS
Kinsevere Copper Project



Kinsevere Mine
ZAMBIA
Nchelenge
Mansa
Chingola
Kitwe
Luanshya
LEGEND
Anvil mine
Smelter
Power line/station
Railway
Main road
Secondary road
100 km






Aggregate Revenue


Aggregate Revenue ($'000)
150,000
100,000
50,000
0
27,451
69,861
79,066
144,396
86%
2003
2004
2005
2006

Net Profit After Tax





Net Profit After Tax (NPAT) ($'000)
15,000
10,000
5,000
0
1,058
6,309
5,663
13,412
137%
2003
2004
2005
2006

Global Presence and Specialist Experience

GLOBAL OPERATIONS

- Graphs depict Ausenco's current project work together with targeted future project and study opportunities.
- Numbers are approx USD Installed Capital Values.



Potential Studies
2010 onwards
Potential Projects
2007 to 2010
Current Secured Projects
2006 to 2008
PROJECTS/STUDIES
CORPORATE OFFICES
400
625
Gold / Copper
South America
150
570
620
Gold / Copper
Africa
1,850
2,267
565
Gold / Copper
250
Coal
302
Tungsten
Asia
1,325
980
166
Gold / Copper
120
Coal
376
295
Nickel
250
250
Lead / Zinc
Australia

There is a risk that the potential studies identified will not result in projects and that contracts for the development of the potential projects that are identified will not be awarded to Ausenco.


Underpinning our Achievements

Our Values

s our focus

are our strength

en, honest, collaborative

solutions that work

l we do

e community, the environment


Our Goal…

… to become a

leading substantial engineering services provider to the world's resources industry.



Five Strategic Drivers





1. Expand geographic reach
2. Strengthen strategic alliances
3. Commodity diversification
4. Broaden range of services, clients and projects
5. Acquire complementary businesses

First Strategic Driver

Expand geographic reach


GLOBAL OPERATIONS
PROJECTS/STUDIES
CORPORATE OFFICES

- 16 countries
- New offices in Tucson, Vancouver, Manila
- Bangkok: global procurement office
- Argentina and Mexico
- Others planned 07/08

Second Strategic Driver

Strengthen strategic alliances



- Understand clients' business objectives
- Possess right skills and experience
- Appointment GM Alliances
- Ascentis subsidiary



Third Strategic Driver

Commodity diversification



- Coal
- Diamonds
- Uranium

Fourth Strategic Driver

Broaden range of services, clients and projects



- Expand scope and scale of clients and the services we provide
- Increasing project flow from majors, BHP Billiton, Rio Tinto, Xstrata
- Services expansion to include whole of project

Fifth Strategic Driver

Acquire complementary businesses



- Platform to expand more efficiently
- Enhances ability to offer complete technical solutions
- Related industry sectors to compliment minerals
- Spread revenue across cycles
- Full-time M&A group



Looking Ahead





- Strong project pipeline to 2012
- Targeted projects of US$10 billion
- Broad range of commodities
- Current exploration activity should extend that pipeline beyond 2012

Global Challenges




- Uphold leading market positions in Asia and Americas
- Accelerate quantity of project opportunities in Australia and Americas
- Grow international income
- China and India urbanisation
- Climate change: clean coal and uranium sectors – opportunities
- Skilled resources availability



www.ausenco.com

(ASX:AAX)

UBS Resources Africa Seminar
31 July 2007





News Release

FOR IMMEDIATE RELEASE | **TSX, ASX: AVM**
July 9, 2007 | **Common shares outstanding: 70.4 million**
All amounts are expressed in US dollars, unless otherwise stated.

Anvil appoints EPCM contractor for Kinsevere Stage II Development

Perth, Australia: Anvil Mining Limited (TSX, ASX: AVM) ("Anvil" or the "Company") is pleased to announce that it has appointed Ausenco Limited ("Ausenco") from Australia as the provider of engineering, procurement and construction management ("EPCM") services for the Stage II development at its Kinsevere mine (95%), located 27 km north of Lubumbashi, the provincial capital of the Katanga Province in the Democratic Republic of Congo ("DRC").

Ausenco specialises in the provision of EPCM services to the mining and mineral processing industry and has significant experience in the development of large-scale construction projects in Africa, Australasia, Europe, North America and South America, including remote area projects.

In April 2007, following completion of a feasibility study, the Board of Directors of Anvil approved the Kinsevere Stage II development at a capital cost of $238 million. The Stage II development, which includes construction of a 60,000 tonnes per year Solvent Extraction and Electro-winning plant, is designed to produce LME Grade A quality copper cathode directly at the mine site. Work on the Stage II development has already commenced with clearing of the site underway and orders placed for several items of equipment, including fabrication of the ball mill.

Anvil Mining Limited is an unhedged copper and silver producer whose shares are listed for trading on the Toronto Stock Exchange (as common shares) and the Australian Stock Exchange (as CDIs) under the symbol AVM. It has a majority interest in and operates the Dikulushi copper-silver mine, the Kinsevere copper mine, and the Kulu copper tailings operation in the Katanga Province of the DRC.

For further information, please contact:

Craig Munro
Vice President Corporate & CFO
Tel: +61 (8) 9481 4700
Email: craigm@anvilmining.com (Perth)

Robert La Vallière
Vice President Investor Relations
Tel: (Office) +1 (514) 448 6664, (Cell) +1 (514) 944 9036
Email: robertl@anvilmining.com (Montréal)

Website: www.anvilmining.com

Caution Regarding Forward Looking Statements: The technical information in this news release has been reviewed by Mike Newman, Anvil's Vice President Project Development. Mike Newman is a Chartered Engineer and a member of the Institute of Mechanical Engineers. Mike Newman has consented to the inclusion of such information in this news release in the form and context in which it appears.



9 July 2007

ASX/MEDIA RELEASE

Ausenco appointed as preferred contractor for Kinsevere Stage II Copper Project

Global mining and mineral engineering services provider Ausenco Limited (ASX: AAX) today announced that it has been appointed as preferred contractor to deliver the Kinsevere Stage II Copper Project. Kinsevere, located 27 km north of Lubumbashi, the provincial capital of the Kantanga province in the Democratic Republic of Congo (DRC) is majority owned and operated by the Australian based mining company, Anvil Mining Limited (ASX, TSX: AVM). The US$238 million project, expected to be commissioned in mid 2009, will be delivered on an engineering, procurement and construction management (EPCM) reimbursable basis, with fee.

Managing Director Zimi Meka said "I am delighted that Anvil has chosen Ausenco to deliver one of its key projects. The region is one of the world's most exciting and prospective copper areas with up to US$6 billion of new projects being considered. Kinsevere is amongst the first of many such projects underway, and with Ausenco also working on the Lumwana Copper Project only 100km from Kinsevere we are very familiar with working in the region."

Mr Meka continued "Together with our announcement last week of our award as preferred contractor for the Ridgeway Deeps project (Newcrest Mining), undertaking a project such as Kinsevere positions Ausenco for dynamic and sustainable growth well into 2009. The Kinsevere project extends Ausenco's order book to US$2.7 billion, across a range of projects in Africa, Asia, the Americas and Australia."

Ausenco has extensive experience in copper projects internationally and in particular in Africa where the company has successfully delivered numerous projects.

ENDS

Further information:

Zimi Meka
Managing Director
Ausenco Limited
Ph: (07) 3112 8200

Craig Allen
Chief Financial Officer
Ausenco Limited
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited was established in 1991 and has completed projects with an installed capital value in excess of $1 billion in 33 countries. Ausenco is currently working on projects with an installed capital value of US$2.7 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining Corporation, Newcrest Mining, Sino Gold, and Kingsgate Consolidated.

About Anvil Mining Limited

Anvil Mining Limited is an unhedged copper and silver producer whose shares are listed for trading on the Toronto Stock Exchange (as common shares) and the Australian Stock Exchange (as CDIs) under the symbol AVM. It has majority interests in and operates the Dikulushi copper-silver mine, the Kinsevere copper mine, and the Kulu copper tailings operation in the Katanga Province of the DRC.




AUSENCO

3 July 2007

ASX/MEDIA RELEASE

Newcrest appoints Ausenco preferred contractor for Ridgeway Deeps

Global mining and mineral process engineering and project management services provider Ausenco Limited (ASX: AAX) today announced that it had been awarded preferred contractor status to deliver the underground ore handling infrastructure and surface facilities for the Ridgeway Deeps Gold-Copper project owned and operated by Newcrest Mining Limited near Orange in New South Wales. The A$545 million project will be delivered on an engineering, procurement and construction management (EPCM) reimbursable basis, with fee

The contract will entail both surface and underground facilities, comprising the upgrade of the existing Ridgeway concentrator to handle the harder underground ore, and procurement and construction management activities associated with the Ridgeway Deeps underground ore handling infrastructure. Working with Newcrest and specialist consultants, the project is expected to represent another significant step for Newcrest's Cadia Valley Operations, underpinning production for the longer term.

Managing Director Zimi Meka commented that Ausenco had developed an excellent relationship with Newcrest during earlier studies on the Ridgeway Deeps project and the Cadia East developments, and was extremely pleased to have been awarded preferred contractor status.

Mr Meka said "I believe that contributing factors for our selection for this work are our demonstrated ability to successfully manage the evolution of a project from concepts through to full execution, our approach to working closely with our clients and specialist consultants and our skills in the design and management of projects of this nature. In addition, some of our key people have been involved with the study and development of the Ridgeway and Cadia projects with Newcrest for more than a decade, hence have a detailed understanding of their background and requirements."

Commissioning of the Ridgway Deeps project is anticipated to be carried out in a staged manner, beginning in March 2009, with EPCM services completed in late 2009.

Ausenco has extensive experience in gold-copper projects internationally, with previous examples being the award-winning Sepon Gold-Copper project, and the current Phu Kham Copper-Gold project, both in Laos. In addition, the company was recently awarded preferred contractor status for the Didipio Copper-Gold project in the Philippines. Other current projects include the Lumwana copper project in Zambia and the Lady Annie project in Queensland.

ENDS

Further information:

Zimi Meka
Managing Director
Ausenco Limited
Ph: (07) 3112 8200

Craig Allen
Chief Financial Officer
Ausenco Limited
Ph: (07) 3112 8200

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited was established in 1991 and has completed projects with an installed capital value in excess of $1 billion in 33 countries. Ausenco is currently working on projects with an installed capital value of US$2.5 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Sino Gold, and Kingsgate Consolidated.

About Newcrest

Newcrest Mining Limited is a leader in the exploration, development and operation of gold and gold/copper mines, formed in 1990 from the merger of Newmont Australia Limited and BHP Gold Limited. The company's strategy is to develop large, long life operations, or small high margin projects, which are low on the cost curve.

Newcrest's major operations are the Cadia Valley Operations; Cadia Hill & Ridgeway, in New South Wales and the Telfer Mine in Western Australia. Newcrest also operates the Gosowong gold mine in Indonesia and the Cracow gold mine in Queensland.


AUSENCO



20 June 2007

ASX/MEDIA RELEASE

2007 Year Exceeding Expectations

Ausenco Limited (ASX: AAX) continues to manage over US$2 billion of mineral processing projects across the world, with personnel numbers now in excess of 860 people. As part of the implementing its plans for longer term sustainable growth Ausenco is experiencing a continuation of favourable trading and business conditions across all its operations.

The unaudited financial results for the 2007 financial year to date, as well as the Company's internal forecasts for the remainder of the year to 31 December 2007 are anticipating results being achieved ahead of previously announced expectations.

Subject to conditions remaining favourable in all its markets, the Company is upgrading its earnings guidance and is expecting its full year Net Profit After Tax for the 12 months ended 31 December 2007 to be $33 million, 146% higher than for the 12 months to 31 December 2006.

ENDS

Further information:

Zimi Meka
Managing Director
Ausenco Limited
Ph: (07) 3112 8200

Craig Allen
Chief Financial Officer
Ausenco Limited
Ph: (07) 3112 8200



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Executive options granted on 27 April 2006, exercised on 2 May 2007 and now allocated as ordinary shares pursuant to the Ausenco Executive Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price, $1 per option Total $25,001
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	NA

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,341,003	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,683,997 1,056,573	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June 2006
(Director/Company secretary)

Print name: CRAIG ALLEN

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ausenco Limited
ABN	31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Keith Goss
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 June 2007
No. of securities held prior to change	1,254,839 – Goss Services Pty Ltd
Class	Ordinary Shares
Number acquired	Nil
Number disposed	50,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$382,500
No. of securities held after change	1,204,839 – Goss Services Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Ausenco Limited
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Lloyd
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	235,000 – Jojeto Pty Ltd <atf The Lloyd Family Trust>
Class	Ordinary Shares
Number acquired	Nil
Number disposed	20,000 between related parties
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$120,000
No. of securities held after change	235,000 – Jojeto Pty Ltd <atf Lloyd Super Fund>

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-Market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Executive options granted on 27 April 2006, exercised on 2 May 2007 and now allocated as ordinary shares pursuant to the Ausenco Executive Share Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price, $1 per option. Total $50,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,316,002	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,708,998 1,056,573	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 June 07
(~~Director~~/Company secretary)

Print name: Craig Allen

== == == == ==

+ See chapter 19 for defined terms.



AUSENCO

A Global Challenge

Zimi Meka, Managing Director

AICD Business Breakfast
12 June 2007





Important Information

Purpose of this document

This is a private and confidential document which has been prepared by Ausenco Limited (Company) to provide the recipient (Recipient) with information and a preliminary understanding of the company and its business. It is part of, is incomplete without and to be read in conjunction with an oral briefing to be given by the Company. This document is provided to the Recipient on the conditions set out below.

This document is provided to Recipients on the basis that they are a sophisticated investor or professional investor (within the meaning of section 708(8) or (11) of the Corporations Act 2001, respectively). By accepting this document and not returning it, the Recipient confirms that it is such a person. If the Recipient is not such an investor, please do not consider the contents of this document and return it.

This document is not a recommendation, offer or invitation

This document is not a recommendation, offer or invitation by any person to any person to sell or apply for securities in the company.

This document is not a prospectus

The document is not a prospectus under Australian law or under any other law. It is for information purposes only. Accordingly, this document neither purports to be exhaustive nor contain all of the information which a prospective investor or the Recipient may require to make an investment decision and it does not contain all of the information which would otherwise be required by Australian law or any other law to be disclosed in a prospectus.

Exclusion of representations or warranties

The only representations or warranties in relation to the preparation of this document and the information in it (such as its accuracy, reliability, completeness or reasonableness of any assumptions) are those which are implied by law and which cannot be excluded by law. Otherwise, all such representations or warranties are excluded and the Recipient releases the Company, their advisors and the officers of each of the aforementioned persons from any liability or responsibility for this document (including without limitation, loss or damage arising by negligence).

This document is confidential

This information contained in this document is confidential and is given only to provide information about the company to the Recipient and its advisors and for no other purpose. It must not be copied or distributed and the Recipient must keep confidential all matters contained in it. On request, the Recipient must promptly return all material received about the Company or any of its affairs, including this document, without retaining copies.

Events after date of this document

The company and its officers have no responsibility or obligation to inform Recipients of any matter arising or coming to their notice, after the date of this document, which may affect any matter referred to in this document.

No reliance

The document is provided to the Recipient on the basis that the Recipient must rely on their own inquires and seek appropriate professional advice in relation to the information and statements in relation to the proposed prospects, business and operations of the Company.

The forward looking statements included in this presentation involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, the Company. In particular, they speak only as of the date of these materials, they assume the success of the Company's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks. Actual future events may vary materially from the forward looking statements and the assumptions on which those statements are based. Given these uncertainties, the Recipient is cautioned to not place undue reliance on such forward looking statements.

Jurisdiction

The distribution of the document in jurisdictions outside Australia may be restricted by law. Any Recipient who receives this document outside Australia must seek advice on and observe any such restrictions.

The Ausenco Story

- Established in 1991 – 15 year history
- Offices in 7 countries worldwide, 860 personnel
- Processing of minerals to produce gold, copper, nickel, silver, cobalt, lead, zinc, uranium, mineral sands and industrial minerals
- Existing projects = Installed Capital Value $1.9bn


GLOBAL OFFICES
Bangkok: Global Procurement Base
Vancouver: BD Office
Tucson: Project delivery Centre supporting Mexico, Argentina
Perth: Full service delivery capability
Beijing: Project Delivery Procurement Cell
Manila: Offshore engineering capability (low cost)
Brisbane: Head Office Full service delivery capability
CORPORATE OFFICES

1991-2007: Growth Trajectory



Start-up in Brisbane
91
95
Open Perth office
First off-shore project: Thailand
00
01
First African project: Tanzania
Appoint Wayne Goss chairman; First private equity shareholders initial investment
02
03
Establish Ascentis
Open China office; First China project: Jinfeng Gold Biox®
04
05
Open Americas office; First alliance contract with QNI
First Americas project; List on ASX; Open Manila office
06
07
Open Bangkok office; Expand China office

The Ausenco Solution

An established global reputation for the delivery of innovative solutions across the project lifecycle ... the Ausenco Solution

ASCENTIS

Technical Solutions

- Design and supervision of metallurgical test work programs
- Feasibility study preparation
- Process engineering
- Engineering design
- Capital & operating cost estimates
- Project financial models

Engineering & Process

- Innovative design
- Efficient plant performance
- Process, mechanical, civil / structural, electrical & instrumentation engineering
- Multi-discipline

Project & Construction Management

- Project management
- Cost control
- Scheduling
- Procurement
- Construction management
- Commissioning

Operations & Management

- Plant ramp-up
- Operations management
- Maintenance management
- Mining, resource, water & infrastructure industries
- Decommissioning
- Rehabilitation
- Wholly owned subsidiary

PRE-FEASIBILITY STUDY → FEASIBILITY STUDY → ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT → OPERATING AND MAINTENANCE → DECOMMISSIONING

Ausenco Clients

Ausenco's business is built around:

- Diversified base of quality clients with strong industry positions
- Enduring and repeat business opportunities with strong strategic relationships

Client	Commodities Focus	Repeat Client
BHP Billiton	Diversified	✓
Rio Tinto	Diversified	✓
Xstrata Plc	Diversified	✓
Oxiana Limited	Gold, copper, lead, zinc	✓
Placer Dome Inc	Gold and copper	✓
Barrick Gold Corporation	Gold	✓
Newmont Mining Corporation	Gold and copper	✓
Bemax Resources NL	Mineral Sands	First project
Sino Gold Limited	Gold	First project
Kingsgate Consolidated Ltd	Gold	✓
Mineral Deposits Ltd	Mineral sands and gold	✓
Equinox Minerals Ltd	Copper	First project
Pan Australian Resources Ltd	Copper	
Harmony Gold	Gold	First project



BEMAX
Oxiana
LIMITED
BARRICK
ZINIFEX
HARMONY
NEWMONT.



PAN AUSTRALIAN
RESOURCES LIMITED




bhpbilliton



RIO
TINTO
NEWMONT.
The Gold Company
EQUINOX
MINERALS LIMITED

Key Differentiators



- Client focus
  - Responsive
  - Cost-effective
  - Value-add
  - Technically excellent
- Innovative solutions that work
- Culture of care

Repeat business

Strong strategic relationships

Building a Solid Reputation




WINNER 2006
AUSTRALIAN
EXPORTAWARDS
Services Award


The Premier of Queensland's
Export Awards
2006
Winner
Services Award

- Success in remote locations
- Overcome challenging geo-technical conditions
- Australian Engineering Excellence Award
- Queensland and Australian Export Awards for Services
- Exporters Hall of Fame

Managing Risk



- EPCM and EPC contracts: different approaches to risk management
- Controlled balance in number and scale of EPCM and EPC projects
- Specialist team manages increased exposure of EPC contracts

EPCM: *Engineering Procurement Construction Management*

EPC: *Engineering Procurement Construction*

PROJECTS
Sepon Copper Gold Project



PROJECTS
Sepon Copper Gold Project





PROJECTS
Jinfeng Gold Project



PROJECTS
Jinfeng Gold Project



PROJECTS
Pooncarrie Mineral Sands Project



PROJECTS
Pooncarrie Mineral Sands Project





IPO – ASX:AAX



- Provide additional working capital to assist in funding Ausenco's growth strategy
- Provide an appropriate capital structure and the flexibility to pursue growth opportunities
- Provide employees with an opportunity to invest in the company
- $10 million additional share capital raised, $16 million vendor sell-down

Stock Performance



9
8
7
6
5
4
3
2
1
0
AAX
All Ordinaries
ASX 300
Jun 06
Jun 06
Jul 06
Jul 06
Aug 06
Aug 06
Sep 06
Sep 06
Oct 06
Oct 06
Nov 06
Nov 06
Nov 06
Dec 06
Dec 06
Jan 07
Jan 07
Feb 07
Feb 07
Mar 07
Mar 07
Apr 07
Apr 07
May 07
May 07
May 07

Aggregate Revenue



Aggregate Revenue ($'000)
150,000
100,000
50,000
0
27,451
69,861
79,066
144,396
86%
2003
2004
2005
2006


Net Profit After Tax


Net Profit After Tax (NPAT) ($'000)
15,000
10,000
5,000
0
1,058
6,309
5,663
13,412
137%
2003
2004
2005
2006

EBIT Margin


EBIT Margin (%)
15
10
5
0
4.9
10.8
9.6
12.3
27%
2003
2004
2005
2006

Earnings Per Share


Earnings Per Share
24
16
8
0
1.47
8.77
7.87
120%
17.33
2003
2004
2005
2006

Current View



- 860 employees
- 22 projects under development
- US$1.2 billion new work secured and commenced in 2006
- Forward order book of US$1.9 billion

Global Presence and Specialist Experience

GLOBAL OPERATIONS

- Graphs depict Ausenco's current project work together with targeted future project and study opportunities.
- Numbers are approx USD Installed Capital Values.

Potential Studies
2010 onwards
Potential Projects
2007 to 2010
Current Secured Projects
2006 to 2008
PROJECTS/STUDIES
CORPORATE OFFICES
400
525
Gold / Copper
South America
150
570
620
Gold / Copper
Africa
1,850
2,267
565
Gold / Copper
250
Coal
302
Tungsten
Asia
1,325
980
166
Gold / Copper
120
Coal
376
295
Nickel
250
250
Lead / Zinc
Australia

There is a risk that the potential studies identified will not result in projects and that contracts for the development of the potential projects that are identified will not be awarded to Ausenco.

Underpinning our Achievements

Our Values

- ...s our focus
- ...are our strength
- ...n, honest, collaborative
- ...solutions that work
- ...l we do
- ...community, the environment

Our Goal…

… to become a

leading substantial engineering services provider to the world's resources industry.

Five Strategic Drivers



1. Expand geographic reach
2. Strengthen strategic alliances
3. Commodity diversification
4. Broaden range of services, clients and projects
5. Acquire complementary businesses

First Strategic Driver

Expand geographic reach




GLOBAL OPERATIONS
PROJECTS/STUDIES
CORPORATE OFFICES

- 16 countries
- New offices in Tucson, Vancouver, Manila
- Bangkok: global procurement office
- Argentina and Mexico
- Others planned 07/08

Second Strategic Driver

Strengthen strategic alliances



- Understand clients' business objectives
- Possess right skills and experience
- Appointment GM Alliances
- Ascentis subsidiary

Third Strategic Driver

Commodity diversification



- Coal
- Diamonds
- Uranium

Fourth Strategic Driver

Broaden range of services, clients and projects



- Expand scope and scale of clients and the services we provide
- Increasing project flow from majors, BHP Billiton, Rio Tinto, Xstrata
- Services expansion to include whole of project

Fifth Strategic Driver

Acquire complementary businesses



- Platform to expand more efficiently
- Enhances ability to offer complete technical solutions
- Related industry sectors to compliment minerals
- Spread revenue across cycles
- Full-time M&A group




Looking Ahead



- Strong project pipeline to 2012
- Targeted projects of US$10 billion
- Broad range of commodities
- Current exploration activity should extend that pipeline beyond 2012

Global Challenges



- Uphold leading market positions in Asia and Americas
- Accelerate quantity of project opportunities in Australia and Americas
- Grow international income
- China and India urbanisation
- Climate change: clean coal and uranium sectors – opportunities
- Skilled resources availability

Maximising the Potential



- Developing people in strategic growth markets
- Applying stringent, consistent safety practices globally
- Building leadership effectiveness: LGI initiative
- Focusing on recruitment, career development and retention
- Increasing commitment to graduate program



www.ausenco.com

(ASX:AAX)

AICD Business Breakfast
12 June 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	116,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Executive options granted on 27 April 2006, exercised on 2 May 2007 and now allocated as ordinary shares pursuant to the Ausenco Executive Share Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price, $1 per option. Total $116,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,266,002	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,758,998	Options
1,056,573	Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...29 May 2007
(~~Director~~/Company secretary)

Print name: Craig Allen

== == == == ==

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A. Performance rights approved by shareholders 2 May 2007. B. Allocation of ordinary shares pursuant to the Ausenco Executive Share Option Plan.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A. 200,940 B. 200,002

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A. Performance Rights are granted to key personnel pursuant to the Ausenco Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined Earnings Per Share (EPS) hurdle (40%) and Total Shareholder Return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights. B. Executive options granted on 27 April 2006, exercised on 2 May 2007 and now allocated as ordinary shares pursuant to the Ausenco Executive Share Option Plan.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The ordinary shares acquired under the Ausenco Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.
5	Issue price or consideration	A. Nil B. Exercise price, $1 per option. Total $200,002.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A. Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Performance Rights Plan. B. Options are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Share Option Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,150,002	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,874,998 1,056,573	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	A. Until vested, Performance Rights do not carry a right to a dividend. B. Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 May 2007
(~~Director~~/Company secretary)

Print name: Craig Allen

== == == == ==

+ See chapter 19 for defined terms.





3 May 2007

ASX Announcement

AUSENCO LIMITED (ASX: AAX)

PROXY RESULTS OF 2006 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Ausenco Limited announces the following information as a result of the Ausenco Limited 2006 Annual General Meeting held on 2 May at the Brisbane Convention Centre.

All resolutions put to the meeting were voted on and all motions were carried by show of hands.

Proxy details for the resolutions:

No.	Resolution Description	For	Against	Votes Open	Abstain	At the proxies discretion
1a	Re-election of Mr Hank Tuten	20,930,886	101,000	759,485	3,654	12,345,232
1b	Re-election of Mr George Lloyd	20,998,386	31,500	761,485	3,654	12,345,232
1c	Re-election of Mr John O'Reilly	20,927,176	104,700	759,495	3,654	12,345,232
2	Adoption of the Remuneration Report	20,931,051	51,835	761,485	50,654	12,345,232
3	Grant of Performance Rights to Mr Zimi Meka	20,915,345	76,341	762,485	40,854	12,345,232

For further information please contact:

Mr Craig Allen
Company Secretary
Ph: +617 3112 8200



AUSENCO

Annual General Meeting

2nd May 2007




Annual General Meeting

Wayne Goss

Chairman





AUSENCO

Annual General Meeting

2nd May 2007

Underpinning Our Solid Results

Our Values



The client is our focus

Our people are our strength



Safety in all we do



We are open, honest, collaborative



Innovative solutions that work



Respect the community, the environment

Aggregate Revenue



Aggregate Revenue ($'000)
150,000
100,000
50,000
0
27,451
69,861
79,066
144,396
86%
2003
2004
2005
2006


Net Profit After Tax


Net Profit After Tax (NPAT) ($'000)
15,000
10,000
5,000
0
1,058
6,309
5,663
13,412
137%
2003
2004
2005
2006


EBIT Margin


EBIT Margin (%)
15
10
5
0
4.9
10.8
9.6
12.3
27%
2003
2004
2005
2006


Earnings Per Share


Earnings Per Share
24
16
8
0
1.47
8.77
7.87
17.33
120%
2003
2004
2005
2006

Our Goal…

… to become a
leading engineering services provider to the world's resource industry.



Positive Outlook



- Strong order book
  - US$1.2 billion of new work in 2006
  - Total order book US$1.9 billion installed capital value
- Strong project pipeline
  - Targeted projects of US$10 billion to 2012
  - Strong exploration pipeline post-2012



Well Positioned



- Current operational and financial performance remains robust
- Well positioned to deliver strong earnings and returns for shareholders


Annual General Meeting

Zimi Meka

Managing Director



Our Talented People



- Queensland and Australian Export Awards for Services
- Exporters Hall of Fame
- Good safety record
- Training and development



The Premier of Queensland's
Export Awards
2006

Winner
Services Award



WINNER 2006
AUSTRALIAN
EXPORTAWARDS

Services Award

Operational Highlights







Three major projects completed:

1. Pooncarie Mineral Sands Project, NSW
2. Bendigo Gold Project, Victoria
3. Kainantu Gold Project, PNG

Lumwana Copper Project





- Zambian copper belt
- Largest copper project in Africa
- 50/50 joint venture
- EPC fixed-price basis
- Completion on schedule and budget for second-quarter 2008



Phu Kham Copper Gold Project







- Large copper concentrator
- Ausenco's fourth project in Laos
- Successful conversion of feasibility study to project
- Building on first mover experience gained on Sepon Copper Project



Jinfeng Gold BIOX® Project





- First minerals project executed in China by western engineering company
- Provided invaluable experience for working in China
- Strengthened our presence in the region

Hidden Valley Gold Project





- Gold / silver project
- First project for Harmony Gold, world's fifth largest gold producer
- First green-field project for Harmony Gold
- Ausenco's fifth project in Papua New Guinea



Ascentis Operations



- Solid performance
- Well positioned for growth
- $12 million, four-year Mt. Cuthbert copper mine contract
- No lost-time injuries



Five Strategic Drivers

1. Expand geographic reach
2. Strengthen strategic alliances
3. Commodity diversification
4. Broaden range of services, clients and projects
5. Acquire complementary businesses

First Strategic Driver

Expand geographic reach

- 16 countries
- New offices in Tucson, Vancouver, Manila
- Bangkok: global procurement office
- Argentina and Mexico


GLOBAL OPERATIONS
PROJECTS/STUDIES
CORPORATE OFFICES

Second Strategic Driver

Strengthen strategic alliances



- Understand clients' business objectives
- Possess right skills and experience
- Deliver on budget and on schedule


Third Strategic Driver



Commodity diversification

- Coal
- Diamonds


Fourth Strategic Driver

Broaden range of services, clients and projects



- Expand scope and scale of clients and the services we provide



Fifth Strategic Driver

Acquire complementary businesses


AUSENCO

- Platform to expand more efficiently
- Enhances ability to offer complete technical solutions




Looking Ahead



- High levels of employee commitment
- In strong financial shape
- Managing drivers of longer-term performance
- Robust project pipeline
- Resources sector remains strong



Underpinning Our Solid Results

Our Values

- The client is our focus

- Our people are our strength
- Safety in all we do
- We are open, honest, collaborative
- Innovative solutions that work

- Respect the community, the environment

Thank You

Please visit our new website

www.ausenco.com







AUSENCO

Annual General Meeting

2nd May 2007

Resolution 1 –
Re-election Of Directors

The first Director motion is:

(i) That Mr Hank Tuten, who retires by rotation in accordance with rule 16.1 of the Constitution and being eligible, is re-elected as a director of Ausenco.

SUMMARY OF PROXIES RECEIVED					
	FOR	**AGAINST**	**OPEN**	**ABSTAIN**	**TOTAL**
NO. SHARES	20,930,886	101,000	759,485	3,654	21,791,371
% OF ELIGIBLE VOTES	96.05%	0.46%	3.49%		100%
NO. PROXY FORMS	123	5	47	2	177

Resolution 1 –
Re-election Of Directors

The second Director motion is:

(ii) That Mr George Lloyd, who retires by rotation in accordance with rule 16.1 of the Constitution and being eligible, is re-elected as a director of Ausenco.

SUMMARY OF PROXIES RECEIVED					
	FOR	**AGAINST**	**OPEN**	**ABSTAIN**	**TOTAL**
NO. SHARES	20,998,386	31,500	761,485	3,654	21,791,371
% OF ELIGIBLE VOTES	96.36%	0.14%	3.50%		100%
NO. PROXY FORMS	121	6	48	2	177

Resolution 1 – Re-election Of Directors

The third Director motion is:

(iii) That Mr John O'Reilly, being a Director appointed since the last Annual General Meeting and who offers himself for election pursuant to Article 16.3 of the Constitution be elected as a Director of Ausenco.

SUMMARY OF PROXIES RECEIVED					
	FOR	AGAINST	OPEN	ABSTAIN	TOTAL
NO. SHARES	20,927,176	104,700	759,495	3,654	21,791,371
% OF ELIGIBLE VOTES	96.03%	0.48%	3.49%		100%
NO. PROXY FORMS	122	6	47	2	177

Resolution 2 –
Adoption Of The Remuneration Report

In accordance with the notice of meeting the resolution to consider, and if thought fit, to pass the following in accordance with s250R(2) of the Corporations Act to put forward before the members is:

"That the section of the report of the Directors in the 2006 Annual Report dealing with the remuneration of the Company's Directors, and Senior Executives ('Remuneration Report') be adopted."

SUMMARY OF PROXIES RECEIVED					
	FOR	**AGAINST**	**OPEN**	**ABSTAIN**	**TOTAL**
NO. SHARES	20,931,051	51,835	761,485	50,654	21,744,371
% OF ELIGIBLE VOTES	96.26%	0.24%	3.50%		100%
NO. PROXY FORMS	110	12	48	7	177

Resolution 3 – Grant Of Performance Rights To Zimi Meka

In accordance with the Notice of Meeting the resolution to be put before the members is:

"That approval be given under Listing Rule 10.11 for the grant of a maximum of 200,940 Performance Rights to the Managing Director of the Company Mr Zimi Meka. The performance rights are being granted in relation to Company performance for the 2006 and 2007 financial years and are being granted in accordance with the Ausenco Performance Rights Plan and on the terms summarised in the Explanatory Notes attached to the Notice of Meeting."

SUMMARY OF PROXIES RECEIVED					
	FOR	AGAINST	OPEN	ABSTAIN	TOTAL
NO. SHARES	20,915,345	76,341	762,485	40,854	21,754,171
% OF ELIGIBLE VOTES	96.15%	0.35%	3.50%		100%
NO. PROXY FORMS	104	18	49	6	177





AUSENCO

Annual General Meeting

2nd May 2007





Ausenco Limited
Inaugural Annual General Meeting
Brisbane
Wednesday 2nd May 2007

Managing Director's Address

Zimi Meka
Managing Director
Ausenco Limited

Introduction

Thanks Wayne. Good afternoon, ladies and gentlemen.

As you all no doubt are aware Ausenco is a Brisbane-based organisation with global reach.

So it's particularly pleasing that we're holding our inaugural AGM as a publicly listed company in this wonderful city.

This afternoon I'll report on some of the year's operational highlights.

I'll outline how we intend to build upon last year's results by continuing to focus on our five strategic drivers.

I'll discuss how that strategy underpins Ausenco's continued prosperity and how it will enable us to realise our goal of becoming a leading engineering company not just to the minerals industry but to the broader resource industry.

Our People

But first, I'd like to tell you about our Ausenco people.........our greatest asset.

This Company began in 1991 with just four staff. Since that time, Ausenco has delivered projects in 33 countries.

Today, we have over 850 people located on sites and in offices around the world. The Chairman referred earlier to the strength of our values, particularly during our recent rapid growth.

We've achieved that significant growth because we recognise that a great strategy and a great plan by themselves are not enough. Sustainable growth is achieved through flawless execution of a strategic plan by committed and talented people.

Ausenco people are both committed and talented. Through their efforts, the company received both the Queensland and the Australian Export Awards for Services in 2006. This is the third time we've won these awards. Ausenco will now enter the Exporters Hall of Fame.

I'm very proud that the dedication of our people has been recognised in this way. Awards such as these build our global reputation as a leading engineering services provider to the world's resource industry.

These awards also build our reputation in becoming an employer of choice. This is a crucial advantage in today's competitive labour market.

We encourage our talented people to stay with Ausenco by fostering a culture of care, personal development and ongoing improvement.

For example, given the business we operate in safety is a priority.

We set high safety expectations through stringent practices, policies, standards and procedures across all our global operations.

And we train our people to take a pro-active approach in protecting their own well-being, as well as that of their colleagues, contractors, clients, visitors and the general public.

To our people's credit, Ausenco achieved a better-than-Australian industry safety record last year and given the locations of our projects this is a great result. However we must continue to strive to improve in all facets of our project delivery in order to achieve our aim of "zero harm".

We further demonstrate care for our people by providing comprehensive training programs that serve both their development needs, and the needs of our rapidly-growing organisation.

Operational Highlights

Let's look now at some of our operational highlights.

I'm pleased to report that during the past year we successfully completed three major projects.

These are:

1. The Pooncarie Mineral Sands project near Broken Hill in New South Wales
2. The Bendigo Gold Project in Victoria; and
3. The Kainantu Gold Project in PNG;

We're particularly proud of the Mineral Sands Project which was executed successfully on a fixed-price EPC basis. This was our first mineral sands processing project. It's led to other opportunities for us in the mineral sands sector.

We have 22 projects and studies under development.

I'd like to give you a snapshot of five key projects currently being delivered with an installed capital value of up to US$500 million.

Lumwana

Lumwana, located on the northern end of the Zambian copper belt, will be the largest copper project in Africa once completed in June 2008.

It's our largest project to date, and is being executed on a 50/50 joint venture on an EPC fixed-price basis for Equinox Minerals Limited listed on the ASX and TSX.

The project remains on schedule and budget with commissioning scheduled for the second quarter of 2008. We expect the earnings from this project to begin to be recognised during 2007 and 2008.

We are also pleased to have recently been awarded the feasibility study by Equinox for the Lumwana Uranium Project.

Our involvement is already generating new business opportunities in the region.

Phu Kham

We're providing our engineering, procurement and construction management (EPCM) services on the Phu Kham copper/gold project in Laos on a reimbursable basis. This large 12Mtpa copper concentrator being completed for Brisbane based Pan Australian Resources is our fourth project in Laos.

Having previously completed the feasibility study for Phu Kham, it is an example of the 60 to 70 percent of our feasibility studies that we successfully convert to a project.

The Phu Kham site is located in a remote, confined and mountainous region of Laos. Our experience on the Sepon copper project in Laos is proving invaluable in the planning and execution of this project.

Jinfeng

A big highlight of this year has been the completion and opening of the Jinfeng Gold BIOX Project.

This was Ausenco's first major project in China. In fact, it's the first minerals project executed in China by a western engineering company.

The Jinfeng project has given us invaluable operating experience and strengthened our presence in China. It's been the catalyst for new leads in neighbouring regions, like Mongolia.

Hidden Valley

Hidden Valley, a gold/silver project represents our first project for Harmony Gold.

It's being executed in the remote highlands of Papua New Guinea, building upon our regional experience where we have executed a number of projects.

We're providing a full complement of EPCM services covering the processing plant, site accommodation facilities and associated infrastructure.

Ascentis

I'm pleased to report that Ascentis Operations performed very well during the year. While Ascentis currently represents less than 5% of Ausenco's revenue and earnings, Ascentis is well positioned for growth.

We have an experienced management team in place and are making in-roads in establishing a solid successful business to contribute to Ausenco's longer term sustainable business strategy.

In achieving that, I am pleased to announce today that Ascentis was recently awarded the operations and maintenance contract for Matrix Metals' Mt. Cuthbert copper mine near Cloncurry.

This is a $12 million contract over four years, which combined with Ascentis' other short-term business opportunities, positions Ascentis to successfully accelerate the growth of the business.

Strategic Drivers

These achievements are the outcomes of a clear strategy we've had in place for the past five years.

I'd like to take a couple of minutes to focus on that strategy, and how we plan to continue creating sustainable long-term value for our shareholders.

We have five strategic drivers. These are:

1. Expand geographic reach
2. Strengthen strategic alliances
3. Commodity diversification
4. Broaden our range of services, clients and projects
5. Acquire complementary businesses

Let's look at each one.

Geographic Reach

First: Expanding our geographic reach.

Our order book covers projects in 16 countries.

During 2006, we established new offices in Tucson, Vancouver, Manila and Bangkok. This enables us to better service the needs of our global client base.

For example, our Manila office, which was opened in early 2006, is integral to the execution of the Didipio Project in the Philippines. Our full-time presence there better positions Ausenco to take advantage of future opportunities in the region of which there are many.

Our Manila office was primarily established to carry out detailed engineering for our global projects. Whilst only 12 months old, the results from this strategy have been particularly encouraging. Under the guidance of committed local management, ongoing benefits will continue to be exploited.

This expansion of our global office network not only provides us with a competitive advantage in securing new work, it also facilitates economies of scale, and lowers equipment and material costs.

For example, we're achieving improved efficiencies in costs and logistics through the recent establishment of our global procurement office in Bangkok.

Ausenco has a proven track record of successfully delivering projects in remote and challenging locations, particularly in Asia and Africa.

This, combined with our regional presence and depth of expertise, is providing a springboard to continue extending our geographic reach.

During the year we successfully increased our geographic spread with the award of projects in Argentina and Mexico. In addition, we are working on four feasibility studies in Argentina and as recently as last week have been awarded another feasibility study in Argentina for a copper project.

Strategic Alliances

The second part of our strategy is strengthening our strategic alliances.

We're building strong alliances in the industry by demonstrating to current and potential clients that we understand their business objectives, we possess the right skills and experience, and we can deliver on budget and on schedule.

Business initiatives supporting our drive for repeat business include increasing the number of alliances with existing customers, whereby we become the preferred engineering services provider.

They also play a key role in expanding our business into the broader resources industry technical services area.

Ascentis, through the provision of a broad range of services such as contract maintenance, operations and training, is a very important part of our 'alliancing' strategy.

Commodity Diversification

Our third strategic driver is Commodity Diversification

Ausenco has experience and expertise across a wide range of mineral commodities including gold, copper, tungsten, zircon, lead, zinc, silver, nickel and mineral sands.

One of our priorities is to diversify that range of commodities.

For example, we have identified emerging opportunities in the coal and diamond sectors, both within Australia and internationally.

We recently established a team of coal specialists to position the company for future growth within this sector.

We hope to secure one or two projects in this sector over the next 12 months and we see coal becoming an increasing part of our business.

Broaden Range of Services, Clients and Projects

Fourth is a focus on broadening our range of services, clients and projects

The number of projects being undertaken by Ausenco in the over US$250 million installed capital value bracket has increased substantially over the past year.

These projects are generally two to three years in duration and provide a strong forward order book.

We will continue to target projects with an installed capital value up to US$500 million, and also expand the scope and scale of the clients and services that we provide.

Acquire Complementary Businesses

Our fifth and final strategic driver is the acquisition of complementary businesses.

In addition to organic growth, which is fuelled by our reputation, the range of services we provide and our preparedness to grasp new business opportunities, we are also keeping an eye open for opportunities to grow through acquisition.

Growth through acquisition will provide us with a platform to expand our business more efficiently than can be achieved organically and enhances our ability to offer complete technical solutions to resource project owners.

We're looking to acquire businesses that offer complementary services or provide the opportunity for Ausenco to enter new markets.

Looking ahead

As for the year ahead, we feel well prepared to continue delivering sustainable growth:

- We have high levels of employee commitment;
- We're in strong financial shape. We continue to believe that Ausenco's earnings into 2007 will grow similarly to previous years, at approximately 88% from 2006 earnings. Cash at 31st December was $24.7 million. Ausenco continues to be debt-free and has working capital and bonding facilities of $60.8 million, a large portion of which is undrawn.
- We're managing well the things that drive longer-term performance;
- We have a strong current order book out to the end of next year, and a strong pipeline of projects and studies that take us out to 2012; and
- There is a strong demand for commodities and exploration activity is high, so post-2012 we expect to have plenty to keep our people busy barring some unforeseen change in the market.

So the outlook for Ausenco is positive. We expect that earnings will grow in 2007 at a rate similar to that which has been achieved over the past four years.

With this momentum, we have no intention of taking our eyes off the ball.

We'll continue to focus on the client, provide our people with opportunities to succeed, apply high safety standards, foster innovation and collaboration, and show due respect for the communities and the environments in which we work.

These are our values. They're what make us different. They're what will help us realise our great potential.

I want to pay tribute to the enormous commitment, dedication, hard work and character of our people.

I would like to thank my management team for their strong leadership, their unwavering support, and their commitment to doing the right thing for the company.

I would like to express my appreciation to the Board for their insightful counsel and guidance, and for the high corporate governance standards they have set.

I would like to acknowledge and thank our client base for providing the opportunities to deliver our services to their global projects.

Finally, we go into the new financial year in great shape.

With our strong performance momentum of the past year, we expect to deliver solid earnings growth in the year ahead.

In other words, we're confident in our ability to continue delivering for you, our shareholders.

Thank you for your support and thank you for taking the time to attend this afternoon.

ends.





Ausenco Limited
Inaugural Annual General Meeting
Brisbane
Wednesday 2nd May 2007

Chairman's Address

Wayne Goss
Chairman
Ausenco Limited

Introduction

As Chairman, I'm delighted to be able to stand here before you today and report that, in our inaugural year as a listed company, Ausenco has exceeded all expectations.

Integral to that achievement has been the Board and Management's dexterity in balancing rapid growth while maintaining award-winning service standards.

Our goal is to become a leading engineering services provider to the world's resource industry.

Underpinning our solid results

So the client is our focus. In fact, it's one of Ausenco's values.

I believe that strong values underpin a company's success. Adherence to our values over the past year has helped us achieve the outstanding results I'll share with you shortly.

Another of our values is: "Our people are our strength". We recognise that excellent service can only be delivered by dedicated and talented employees. We're a stronger company when our people are given the opportunities to succeed.

A culture of care is fundamental to Ausenco. This is reflected through our commitment to apply rigorous safety standards in all we do.

And we foster an open, honest and collaborative environment that promotes the delivery of innovative solutions that work.

We believe that our success is intrinsically linked to the global communities and environment in which we operate. And so we accord due respect and care to those communities and the environment.

Together, all of these things constitute our values.

They play a critical role in sustaining Ausenco's continued prosperity as a company.

Equally important are our strategic drivers. Zimi Meka, in his report to this meeting, will discuss how these are also contributing to our sustainability.

I will return to this point later.

Result Highlights

But first to our result highlights.

Our record full-year revenue of $144.4 million was well above the forecast in our May 2006 prospectus.

It's an 86% increase over the previous year.

Our net profit after tax of $13.4 million was an 80% improvement on our 2006 Prospectus forecast.

It exceeded last year's performance by 137%.

All business units contributed to this outstanding result.

Earnings before interest and tax (EBIT) margin increased by 27% for the year to 12.3%.

These results, and our confidence in the future, have allowed your Board to declare a final full-year dividend of 10 cents per share.

Earnings-per-share grew 120% to 17.33 cents per share.

And we delivered a total shareholder return of 251% to 31 December 2006.

I'm sure you'll agree that, on any measure, these are very impressive results.

Sustainable Prosperity

Now let me return to my point on ensuring our company's sustainable prosperity.

As I've already stated, it's our goal to become a leading engineering services provider to the world's resource industry.

Your Board intends to grow the company through expanded global reach; expanded range of services; growth through acquisition; and broadening our targeted client profile to include both mining majors and junior companies.

In so doing, we aim to continue providing sustainable earnings and continuous growth in shareholder value.

Let me turn now to your Board. I'm very pleased to welcome John O'Reilly to the Ausenco Board.

His appointment has increased the operational and global capabilities of the group.

We're confident we have the right blend of international skills and experience to meet our corporate goals and lead the company to new heights.

Positive Outlook

My outlook for the Ausenco business remains very positive.

These are very good times for the resources industry generally. Exploration activity and project development are at record levels.

Our efforts to secure a strong order book have resulted in US$1.2 billion of new work secured and commenced during 2006.

And our forward order book contains projects with a combined installed capital value of some US$1.9 billion across Australia, Asia, the Americas and Africa.

We have a strong project pipeline through to 2012 with targeted projects of US$10 billion in 16 countries across a broad range of commodities. We expect that current exploration activity should see that pipeline extend beyond 2012.

Well Positioned

Overall, current operational and financial performance at Ausenco remains very robust.

With the completion of each project, our reputation grows for the range and quality of services we provide. We recognise that a critical measure of our continued success is repeat business from satisfied clients.

Shortly, Zimi will discuss how we intend to capitalise on opportunities resulting from the current high level of mineral exploration activity and the anticipated growth in the number of new mining projects.

As a result of these factors, your Board believes that Ausenco is well positioned to deliver strong earnings and returns for shareholders in the coming year.

Ausenco has been radically transformed over the past 16 years.

I'd like to acknowledge the relentless efforts of Zimi and his management team in leading this remarkable transformation.

And I'd like to thank all Ausenco employees for their dedication and contributions in achieving this outstanding result for our first year as a publicly-listed company.

I now invite Zimi Meka, Managing Director of Ausenco, to present his report to this meeting.

Thank you.

Ends.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme AUSENCO LIMITED

ACN/ARSN ACN 114 541 114

1. Details of substantial holder (1)

Name RESOURCE CAPITAL FUND II LP ("RCFII")
ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 30/03/07
The previous notice was given to the company on 16/08/05
The previous notice was dated 16/08/05

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's voted affected
03/04/07	RCFII	OFF MARKET SALE	$41,103,117	ORDINARY 6,227,745	6,227,745

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RCFII	1400 16TH STREET, SUITE 200, DENVER, COLORADO USA 80202

Signature

print name MASON HILLS Capacity AUTHORISED OFFICER

sign here M Hill date 04/04/07


RESOURCE
CAPITAL FUNDS

Resource Capital Funds
Management Pty Ltd
ABN: 25 098 091 715

Level 3
24 Kings Park Road
West Perth WA 6005

Postal Address:
PO Box 524
West Perth WA 6872

Telephone: (08) 9485 2770
Facsimile: (08) 9485 2779
e-mail: perth@rcflp.com
www.resourcecapitalfunds.com

To:	Company Announcements	From:	Mason Hills
Fax:	1900 999 279	Pages:	2
Company:	ASX Announcements	Date:	April 4, 2007
CC:	C Allen, Ausenco Limited, 07 3841 1421 B Dolan and L Franks, Resource Capital Funds		
Re:	FORM 605		

☐ URGENT ☐ FOR REVIEW ☐ PLEASE REPLY ☐ PLEASE COMMENT ☐ PLEASE RECYCLE

Resource Capital Fund II LP lodges the attached Form 605 in relation to Ausenco Limited.

Mason Hills
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Ausenco Limited

ACN/ARSN: 31 114 541 114

1. Details of substantial holder (1)

Name: Robert David Thorpe

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 30/03/2007

The previous notice was given to the company on: 20/06/2006

The previous notice was dated: 19/06/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	13,506,860	16.48%	11,756,860	14.34%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/03/07	DST Pty Ltd	Sale of shares	$11,550,000	1,750,000 fully paid ordinary shares	2.14%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Robert David Thorpe	DST Pty Ltd	Robert David Thorpe	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	4,212,116 fully paid ordinary shares	5.14%
Robert David Thorpe	TME Pty Ltd	Robert David Thorpe	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	7,344,744 fully paid ordinary shares	8.96%

Robert David Thorpe	RD Thorpe Super Fund	Robert David Thorpe	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	200,000 fully paid ordinary shares	0.24%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Robert David Thorpe	190 Alpine Terrace, Mount Tamborine, Qld, 4272
DST Pty Ltd	190 Alpine Terrace, Mount Tamborine, Qld, 4272
TME Pty Ltd	190 Alpine Terrace, Mount Tamborine, Qld, 4272
R D Thorpe Super Fund	190 Alpine Terrace, Mount Tamborine, Qld, 4272

Signature

print name Robert David Thorpe capacity Authorised Officer

sign here date 3/4/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

RMB AUSTRALIA LIMITED
ACN 003 298 477
AFS Licence No. 232702



Level 13, 60 Castlereagh Street
Sydney NSW 2000 Australia
GPO Box 202 Sydney NSW 2001 Australia
Tel 61-2-9256-6200 Fax 61-2-9256-6290

FACSIMILE COVER SHEET

Please telephone sender if this message is not clearly received.

TO	:	Australian Stock Exchange
ATTENTION	:	Company Announcements Officer
FAX NO	:	1900 999 279
FROM	:	Gregory Gay
DATE	:	2 April 2007
NO of PAGES (including cover)	:	4

Please find following completed form 604, Notice of Change in Interests of Substantial Holder for Ausenco Limited (AAX).

form **604**

Corporations Law
671B

Notice of change in interests of substantial holder

To: Company Name/Scheme: Ausenco Limited

ACN/ARSN 114 541 114

1. Details of substantial holder[1]

name **RMB Resources Limited as trustee for Telluride Investment Trust and persons listedin Annexure A (together the "RMB Resources Group of Companies")**

ACN (if applicable)

There was a change in the interests of the substantial holder on 30 March 2007.

The previous notice was given to the company on 15 June 2006.

The previous notice was dated 15 June 2006.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities[4]	Previous notice		Present notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[5]
Fully paid ordinary	7,193,610	8.78 %	1,193,610	1.46 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[6]	Consideration given in relation to change[7]	Class and number of securities affected	Person's votes affected
30/03/07	RMB Resources Group of Companies	Sale of shares	$39,600,000	6,000,000 fully paid ordinary shares	7.32 %

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Nature of relevant interest[6]	Class and number of shares	Person's votes
RMB Resources Group of Comapnie	ANZ Nominees	RMB Resources Group of Companies	Voting rights and rights to dispose of shares	1,193,610 fully paid ordinary shares	1.46 %

5. Changes in association

The persons who have become associates[2] of, ceased to be associates of, or have change the nature of their association[9] with, the substantial holder in relation to voting interests in teh company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

9019232

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RMB Resources Group of Companies	c/- Level 13, 60 Castlereagh Street, Sydney NSW 2000

Signature

print name Gregory Steven Gay

capacity Authorised Signatory

sign here



date 2 April 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstance because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in form 604 signed by me and dated 2 April 2007



Gregory Steven Gay

ANNEXURE A

1. Substantial Shareholders

The following persons are substantial shareholders by virtue to being related bodies corporate to RMB Resources Limited as trustee of the Telluride Investment Trust:-

FirstRand Limited and its related parties including the following entities:-

- RMB Holdings Limited
- RMB Australia Holdings Limited
- RMB Australia Limited
- RMB Ventures Limited
- RMB Corporate Finance Limited
- RMB Resources Capital Management Limited
- Australian Gilt Securities Pty Limited
- The Marketplace Company Pty Limited
- FirstRand Bank Holdings Limited
- Momentum Limited
- FirstRand Bank Limited
- FirstRand International Limited
- FirstRand International (Netherlands) BV
- RMB International (Dublin) Limited
- RMB International (Netherlands Antilles) NV
- RMB International (Mauritius) Limited
- RMB (Mauritius) Limited
- RMB Belgium BV
- RMB Resources Limited UK
- Rand Merchant Bank Limited
- RMB Multimanagers Limited (UK)
- FRI (UK) Limited
- RMBI (UK) Limited
- FirstRand International Asset Management Limited
- RMB International Asset Management Limited
- FirstRand International Asset Management SA
- RMB Asset Management (Ireland) Limited
- RMB Resources (Cayman) Limited
- RMB Resources Inc.
- Liftco Pty Limited
- Worldmark Holdings Pty Limited
- Vanglobe Holdings Pty Limited
- EIW Sentosa Pty Limited

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Ausenco Limited
ACN/ARSN	31 114 541 114

1. Details of substantial holder (1)

Name	Lulezim Hysni Meka (Zimi Meka)
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	30/03/2007
The previous notice was given to the company on	20/06/2006
The previous notice was dated	19/06/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	15,846,203	19.33%	15,146,203	18.48%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/03/07	Lemae Investments Pty Ltd	Sale of shares	$4,620,000	700,000 fully paid ordinary shares	0.85%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Zimi Meka	Lemae Investments Pty Ltd	Zimi Meka	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	7,299,282 fully paid ordinary shares	8.91%
Zimi Meka	Baze Investments Pty Ltd	Zimi Meka	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	7,574,050 fully paid ordinary shares	9.24%

Zimi Meka	Mrs Zimi Meka and Mrs Edie Meka	Zimi Meka	Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	252,871 fully paid ordinary shares	0.31%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	10,000 fully paid ordinary shares	0.01%
Zimi Meka	Mrs Edie Meka	Zimi Meka	Relevant interest under sec 608(1)(a) of the Corporations Act as having the power to control the exercise of a right to vote or dispose of securities	10,000 fully paid ordinary shares	0.01%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Zimi Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Baze Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Lemae Investments Pty Ltd	130 Bleasby Rd, Eight Mile Plains, Qld, 4113
Edie Meka	130 Bleasby Rd, Eight Mile Plains, Qld, 4113

Signature

print name Zimi Meka capacity Authorised Officer

sign here date 2 / 4 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

RMB AUSTRALIA LIMITED
ACN 003 258 477
AFS Licence No. 132702



Level 13, 60 Castlereagh Street
Sydney NSW 2000 Australia
GPO Box 202 Sydney NSW 2001 Australia
Tel 61-2-9256-6200 Fax 61-2-9256-6290

FACSIMILE COVER SHEET

Please telephone sender if this message is not clearly received.

TO	:	Australian Stock Exchange
ATTENTION	:	Company Annoucements Officer
FAX NO	:	1900 999 279
FROM	:	Gregory Gay
DATE	:	2 April 2007
NO of PAGES (including cover)	:	4

Please find following completed form 605, Notice of ceasing to be a substantial holder for Ausenco Limited (AAX).

PLEASE NOTE: THIS FORM 605 REPLACES FORM 604 OF THE SAME DATE SENT IN ERROR.

Form **605**
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Ausenco Limited
ACN/ARSN	114 541 114

1. Details of substantial holder[1]

Name	**RMB Resources Limited as trustee for Telluride Investment Trust and persons listed in Annexure A (together the "RMB Resources Group of Companies")**
ACN/ARSN (if applicable)	

The holder ceased to be a substantial holder on 30/3/07.
The previous notice was given to the company on 15/06/06.
The previous notice was dated 15/06/06.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest[2] of the substantial holder or an associate[3] in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[4]	Consideration given in relation to change[5]	Class[6] and number of securities affected	Person's votes affected
30/3/07	RMB Resources Group of Companies	On market sale	$6.60 per share	6,000,000 ordinary shares	6,000,000

3. Changes in association

The persons who have become associates[3] of, ceased to be associates of, or have changed the nature of their association[7] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RMB Resources Group of Companies	C/- Level 13, 60 Castlereagh Street, Sydney NSW 2000

Signature

print name Gregory Gay capacity Authorised Signatory of RMB Resources Group of Companies

sign here [signature] date 2 / 7 / 2007

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

[2] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act.

[3] See the definition of "associate" in section 9 of the Corporations Act.

[4] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act.

[5] Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

[6] The voting shares of a company constitute one class unless divided into separate classes.

[7] Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 1 page referred to in form 605 signed by me and dated 2 April 2007



Gregory Steven Gay

ANNEXURE A

1. **Substantial Shareholders**

The following persons are substantial shareholders by virtue to being related bodies corporate to RMB Resources Limited as trustee of the Telluride Investment Trust:-

FirstRand Limited and its related parties including the following entities:-

- RMB Holdings Limited
- RMB Australia Holdings Limited
- RMB Australia Limited
- RMB Capital Partners Limited
- RMB Corporate Finance Limited
- RMB Resources Capital Management Pty Limited
- Australian Gilt Securities Pty Limited
- The Marketplace Company Pty Limited
- FirstRand Bank Holdings Limited
- Momentum Limited
- FirstRand Bank Limited
- FirstRand International Limited
- FirstRand International (Netherlands) BV
- FirstRand Ireland plc
- RMB International (Netherlands Antilles) NV
- RMB International (Mauritius) Limited
- RMB (Mauritius) Limited
- RMB Belgium BV
- FirstRand (United Kingdom) Limited
- Rand Merchant Bank Limited
- RMB Multimanagers Limited (UK)
- FRI (UK) Limited
- RMBI (UK) Limited
- FirstRand International Asset Management Limited
- RMB International Asset Management Limited
- FirstRand International Asset Management SA
- RMB Asset Management (Ireland) Limited
- RMB Resources (Cayman) Limited
- RMB Resources Inc.
- Worldmark Holdings Pty Limited
- Vanglobe Holdings Pty Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Ausenco Limited
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert David Thorpe
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 March 2007
No. of securities held prior to change	o 5,962,116 – DST Pty Ltd o 7,344,744 - TME Pty Ltd o 200,000 – RD Thorpe Super Fund
Class	Ordinary shares
Number acquired	Nil
Number disposed	1,750,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,550,000 (represented as $6.60 per ordinary share)
No. of securities held after change	o 4,212,116 – DST Pty Ltd o 7,344,744 - TME Pty Ltd o 200,000 – RD Thorpe Super Fund

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Ausenco Limited**
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lulezim Hysni Meka (Zimi Meka)
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 March 2007
No. of securities held prior to change	**A. Ordinary Shares** o 7,574,050 – Baze Investments Pty Ltd o 252,871 ELM Superannuation Fund o 7,999,282 – Lemae Investments Pty Ltd o 20,000 – Mrs Edie Meka **B. Executive Options** o 500,000 - Mr Zimi Meka **C. Performance Rights** o 200,940 – Mr Zimi Meka
Class	A. Ordinary shares B. Options C. Performance rights
Number acquired	A. Nil B. Nil C. Nil
Number disposed	A. 700,000 B. Nil C. Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,620,000 (represented as $6.60 per ordinary share)
No. of securities held after change	**A. Ordinary Shares** o 7,574,050 – Baze Investments Pty Ltd o 252,871 ELM Superannuation Fund o 7,299,282 – Lemae Investments Pty Ltd o 20,000 – Mrs Edie Meka **B. Executive Options** o 500,000 - Mr Zimi Meka **C. Performance Rights** o 200,940 – Mr Zimi Meka
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. Off-market trade B. No change C. No change

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	





Ausenco Limited
ABN 31 114 541 114
8 / 2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

30 March 2007

Company Announcement Platform
Australian Stock Exchange

BROADENING OF SHARE REGISTER

Ausenco Limited (ASX: AAX) is pleased to announce the broadening of its share register to include a number of new quality institutional investors. The Directors welcome the introduction and increase in holding of many new overseas institutional investors, particularly in Asia where Ausenco receives over 50% of its revenue.

ABN AMRO Morgans and ABN AMRO today jointly managed the sell-down of 14,677,745 shares (17.9% of the issued capital) owned by two private equity funds and directors. The shares were traded at $6.60 per share equivalent to the Ausenco share price at the start of the process and a 6.4% discount to the 10 day volume weighted average price (ex dividend) of Ausenco shares.

The Directors acknowledge and appreciate the support of RMB Resources and Resource Capital Funds since 2002 and through the successful Ausenco listing in June 2006. The Directors look forward to continuing to grow the Company with the support of the broadened share register.

Yours faithfully
AUSENCO LIMITED

Craig Allen
Company Secretary

ENGINEERS & PROJECT MANAGERS



Ausenco Limited
ABN 31 114 541 114
2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

23 March 2007

AUSTRALIAN SECURITIES EXCHANGE
Companies Annoucements Office

RELEASE OF SHARES FROM ESCROW

Dear Sir/Madam

We refer to the 47,033,592 ordinary shares held by institutional and director related shareholders that were voluntarily escrowed until the lodgement of the 2006 Ausenco Annual Report.

These shares were escrowed as part of the initial public offering of Ausenco ordinary shares. We advise that with the lodgement of the 2006 Ausenco Annual Report today these shares have been released from escrow.

Yours **faithfully**
AUSENCO LIMITED

Craig Allen
Company Secretary

ENGINEERS & PROJECT MANAGERS


AUSENCO



Ausenco Limited
ABN 31 114 541 114
2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

23 March 2007

Dear Shareholder

Annual General Meeting 2006

On behalf of the Directors of Ausenco Limited ("Ausenco"), I am pleased to invite you to Ausenco's 2006 Annual General Meeting ("AGM"). Enclosed is the Notice of Meeting setting out the business of the AGM.

Ausenco's 2006 AGM will be held on Wednesday 2 May 2007 commencing at 2.00pm (AEST) at the Brisbane Convention Centre, Merivale Street (corner Glenelg Street), South Brisbane. If you decide to attend the AGM, please bring this letter with you to facilitate registration and entry into the AGM. If you are unable to attend the AGM, I encourage you to complete the enclosed Proxy Form. The Proxy Form should be returned by mail or fax to our share registry by 2.00pm AEST on 30 April 2007.

Further details relating to the various resolutions proposed at the AGM are set out in the Explanatory Notes accompanying this Notice of Meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

Subject to the abstentions noted, all of Ausenco's Directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the AGM.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the AGM on their behalf. A form of this certificate may be obtained from our share registry.

To provide the opportunity to ask questions of the Board, Ausenco is offering the facility for shareholders to submit questions in advance of the AGM. Questions should relate to matters that are relevant to the AGM, such as the Financial Reports, Remuneration Report, the resolutions being put to the meeting, general questions regarding the performance of Ausenco and questions of the auditor. Questions received will be collated and the Chairman will seek to answer as many of the most frequently asked questions as possible during the AGM. Questions may be submitted on the AGM question form enclosed or online via our share registry's website. See the question sheet for details of how to submit questions.

I would like to take this opportunity to thank shareholders for their support of Ausenco. We have achieved significant growth since our listing in June 2006, to strive for excellence in all our activities and to provide you with improved shareholder value.

I look forward to seeing you at the AGM.

Yours sincerely
AUSENCO LIMITED

Wayne Goss
Chairman

Ausenco Limited

ABN 31 114 541 114

The 2006 Annual General Meeting ("AGM") of Ausenco Limited ("Ausenco") or ("Company") will be held on Wednesday 2 May 2007 at 2.00pm (AEST) at the Brisbane Convention Centre, Merivale Street (corner Glenelg Street), South Brisbane.

Business

Presentation by the Chairman and Managing Director

Financial Report

To receive and consider the financial report of Ausenco and the reports of the directors and of the auditors for the financial year ended 31 December 2006.

Resolutions

1. Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary:

(a) That Mr Hank Tuten, who retires by rotation in accordance with rule 16.1 of the Constitution and being eligible, is re-elected as a Director of Ausenco.

(b) That Mr George Lloyd, who retires by rotation in accordance with rule 16.1 of the Constitution and being eligible, is re-elected as a Director of Ausenco.

(c) That Mr John O'Reilly, being a Director appointed since the last Annual General Meeting and who offers himself for election pursuant to Article 16.3 of the Constitution be elected as a Director of Ausenco.

2. Remuneration Report

To consider, and if thought fit, to pass the following in accordance with s250R(2) of the *Corporations Act 2001*:

"That the section of the report of the Directors in the 2006 Annual Report dealing with the remuneration of the Company's Directors, and Senior Executives ('Remuneration Report') be adopted."

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the *Corporations Act 2001*, the vote does not bind the Directors of the Company.

3. Grant of Performance Rights to Mr Zimi Meka

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given under Listing Rule 10.11 and for all other purposes for the grant of a maximum of 200,940 Performance Rights to the Managing Director of the Company Mr Zimi Meka. The performance rights are being granted in relation to Company performance for the 2006 and 2007 financial years and are being granted on like terms to the Ausenco Performance Rights Plan and on the terms summarised in the Explanatory Notes attached to the Notice of Meeting."

By order of the Board of Directors
Dated 23 March 2007

Craig Allen
Company Secretary

Voting entitlements

The Board has determined that a shareholder's voting entitlement at the AGM will be taken to be the entitlement of the person shown in the register of members as at 7:00 pm AEST on 30 April 2007.

Restrictions on Voting

In accordance with the Listing Rules, the Company will disregard any votes cast on Resolution 3 by Mr Zimi Meka and his associates.

However, the Company need not disregard a vote if it is cast by:

- a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the Chairman of the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend the AGM and vote has a right to appoint a proxy.
- The proxy need not be a member of Ausenco.
- Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the Chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting 1 300 855 080 or from outside Australia +61 3 9415 4000. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed in accordance with s127 of the *Corporations Act 2001* or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of Proxy Forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to Ausenco or be enclosed with the Proxy Form.

To be effective, Proxy Forms must be received by the Company at its registered office or deposited at or faxed to:

AUSENCO LIMITED share registry at:

Computershare Investor Services Pty Limited

GPO Box 523
Brisbane Qld 4001 Australia
Fax number + 61 7 3237 2152

no later than 48 hours prior to the meeting.

If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

(a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with s250D of the *Corporations Act 2001;* and

(b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the AGM.

If no such evidence is received before the AGM, then the body corporate (through its representative) will not be permitted to act as your proxy.

Body corporate representatives

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of Ausenco.
- To evidence the authorisation, either a certificate of corporate body representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be produced prior to the AGM.

CHAIRMANS COMMENTS AND EXPLANATORY NOTES TO SHAREHOLDERS

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

Discussion of financial statements and reports

While shareholders are not required to vote on the financial statements and reports, shareholders will be given reasonable opportunity at the meeting to raise questions on the statements and reports. They will also be able to ask questions of Ausenco's auditor.

Election of Directors

Resolution 1(a) – Mr Hank Tuten

Mr Hank Tuten, a non-executive director, who retires in accordance with Article 16.1 of the Constitution, is standing for re-election at the AGM as a non-executive Director of Ausenco.

Hank is a partner in and chairs the Investment Committee of Resource Capital Funds, a United States based investment fund. Prior to this, Hank spent over 15 years with the N M Rothschild and Sons Group. During that period he was progressively, the Chief Executive Officer of Rothschild Australia Limited, Rothschild North America Inc. and Continuation Investments, the Rothschild Group's private equity arm. Hank has also had experience as a commercial banker with the Philadelphia National Bank. He currently serves on the Boards of Australian Solomon's Gold Limited and St. Barbara Limited.

The Directors (other than Mr Tuten) recommend the reappointment of Mr Hank Tuten to the Ausenco Board.

Resolution 1(b) – Mr George Lloyd

Mr George Lloyd, a non-executive Director, who retires in accordance with Article 16.1 of the Constitution, is standing for re-election at the AGM as a non-executive Director of Ausenco.

George is involved in providing advisory services to the resources sector. He is Chairman of AWR Lloyd, an Asian-based firm providing mergers and acquisitions, corporate strategy, industrial research and investor relations advisory services to the mining and energy industries in Asia and Australia. He is also a member of the Advisory Board of the US-based investment fund Resource Capital Funds. George has served as a board member of a number of listed and unlisted Australian resource companies with interests in minerals, energy and industry services. Most recently, he served on the board of Equatorial Mining Limited from March 2002 to February 2006.

The Directors (other than Mr Lloyd) recommend the reappointment of Mr George Lloyd to the Ausenco Board.

Resolution 1(c) – Mr John O'Reilly

Mr John O'Reilly, being a non-executive Director appointed since the last Annual General Meeting and who offers himself for election pursuant to Article 16.3 of the Constitution, be elected as a director of Ausenco.

John O'Reilly is a mining sector senior executive with over 40 years experience including 19 years in senior executive positions within Rio Tinto Plc. Over a period of 5 years, John dedicated his time to the development, construction and operation of the Lihir Gold Limited project in Papua New Guinea, in which Rio Tinto was a substantial shareholder. John was subsequently appointed the inaugural Chief Executive Officer and director of Lihir Gold Limited and Managing Director of Lihir Management Company Limited. He served on the Board of Lihir Gold from March 2003 to December 2006 as a director nominated by Rio Tinto. John is a current director of Lion Selection Group Limited, AuSelect Limited, Indophil Resources NL, Cambrian Mining Plc and Polymetal.

The Directors (other than Mr O'Reilly) recommend the appointment of Mr John O'Reilly to the Ausenco Board.

Resolution 2 - Remuneration Report

The Remuneration Report is set out on pages 40 to 51 of the Ausenco 2006 Annual Report. It is also available on the Ausenco's internet site www.ausenco.com.

The *Corporations Act 2001* requires listed companies to put an annual non-binding resolution to shareholders to adopt the Remuneration Report. In line with the legislation, this vote will be advisory only, and does not bind the directors or the Company. However, the Board will take the discussion at the meeting into consideration when determining Ausenco's remuneration policy.

The Remuneration Report sets out the remuneration policy for Ausenco and its controlled entities and:

- reports and explains the remuneration arrangements in place for executive Directors, senior management and non-executive Directors;
- explains Board policies in relation to the nature and value of remuneration paid to non-executive Directors, executives and senior managers within the Ausenco group; and
- discusses the relationship between the Board policies and Ausenco performance.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the AGM.

The Directors unanimously recommend shareholders approve the adoption of the Remuneration Report.

Resolution 3 – Grant of Performance Rights to Mr Zimi Meka

Resolution 3 seeks shareholder approval for the grant of Performance Rights to Ausenco's Managing Director, Mr Zimi Meka on like terms to the Ausenco Performance Rights Plan ("Plan") and otherwise on the terms and conditions set out in this Notice of Meeting.

Ausenco's remuneration policy is designed to ensure that executive remuneration is competitive in attracting, motivating and retaining top quality executives and properly reflects the duties and responsibilities of each relevant executive. The remuneration structure used by Ausenco to achieve these objectives includes the combination of fixed annual remuneration and performance related remuneration, including participation in the Plan. Participation in the Plan is offered to executives who are able to influence the generation of shareholder wealth and therefore have a direct impact on Ausenco's performance.

The Remuneration Committee regularly seeks independent expert advice on the appropriateness of remuneration packages having regard to packagers offered by comparable companies.

Shareholder approval is sought for the grant to Mr Meka of a maximum of 200,940 Performance Rights, with 100,470 to be awarded in meeting performance hurdles for the year ended 31 December 2006 and 100,470 to be awarded in meeting performance hurdles for the year ended 31 December 2007.

The number of Performance Rights is calculated in accordance with the following formula:

Formula: $X = \frac{Y\% \text{ of Total Target annual Remuneration ("TAR")}}{P}$

Where

Where	X =	Total number of Performance Rights granted
	Y =	Performance-based percentage
	TAR =	Total Annual Remuneration comprising fixed annual remuneration, plus maximum target performance-based remuneration (Short Term Incentive + Long Term Incentive)
	P =	The calculated option price of the Performance Rights

In respect of the 2006 and 2007 financial years, Mr Meka's TAR is 28%.

Mr Meka is the only director who is entitled to participate in the Plan pursuant to a deed, the terms of which are effectively identical to Ausenco's Performance Rights Plan.

Subject to receipt of shareholder approval (pursuant to Listing Rule 10.11 Exception 10), the Board resolve to grant a maximum of 200,940 Performance Rights to Mr Meka in respect of the 2006 and 2007 financial year on 18 December 2006. The performance conditions and other terms of the grant for the 2006 and 2007 Performance Rights are described below. The grant will become effective immediately following approval at the AGM and in any event no later than 1 month from same.

This resolution 3 seeks approval under Listing Rule 10.11. If approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

In summary, each Performance Right granted pursuant to the approval sought at the AGM will entitle the holder to one fully paid ordinary share in Ausenco at no cost, subject to satisfaction of the performance conditions described below. For the avoidance of doubt, no consideration is payable in respect of the Performance Rights, their vesting or exercise.

One-third of the Performance Rights vest after two, three and four years based on the achievement of both prescribed performance hurdles and a service condition. The Performance Rights may only be exercised after these anniversary periods when fully vested and expire 5 years form the initial grant date.

The Performance Rights granted to Mr Meka for the 2006 and 2007 financial year may only be exercised to the extent that specified earning per share ("EPS") growth targets and the total shareholder return ("TSR") measure are satisfied as set out below.

EPS is calculated in accordance with Accounting Standard AASB 1027 *Earnings per Share*, Basic earnings per share is determined by dividing the operating profit after income tax by the weighted average number of ordinary shares outstanding during the financial year.

In respect of each tranche, 40% of each executive's Performance Rights vest subject to EPS measurement in accordance with the following table.

TSR performance will be measured annually against an ASX index determined by the Remuneration Committee from time to time (for 2006, the ASX Small Caps index).

In respect of each tranche, 60% of each executive director's performance rights are subject to the TSR measurement in accordance with the following table.

Earnings Per Share Targets (40%)		**Total Shareholder Return Targets (60%)**	
EPS growth above CPI performance target	**Rights vesting**	**TSR growth above ASX small caps index** [1]	**Rights Vesting**
Less than 4%	0%	Less than 50% percentile	0%
4% above	20%	At 50% percentile	30%
More than 4%, but less than 8%	An additional 5% for each 1% increment	More than 50% and up to 75% percentile	From 51st to 75th, 1% increase for each 1% percentile increase
More than 8%	40%	More than 75% percentile	60%

[1] Subject to such other group as determined by Remuneration Committee.

40% of the Performance Rights in a tranche will lapse if compound EPS is less than 4% p.a. above CPI. The EPS measure will not be retested.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value.

In the event of a "change of control" of the Company (which is defined as a third party acquiring unconditionally 51% or more of the Company) the directors will exercise their discretion to determine whether any or all unvested Performance Rights vest, having regard to whether the appropriate performance hurdles in respect of those Performance Rights have been met at the date of change of control.

Under the Plan Rules, the Board may deem any unvested Performance Rights to have lapsed if, in the opinion of the Board, the executive director acts fraudulently or dishonestly or is in breach of any of his obligations to the Company.

If the executive Director leaves the Company, the Board may determine whether any unvested Performance Rights may vest and be exercised.

The Performance Rights vest as the executive director meets a service requirement, i.e. the executive director must continue to remain employed by the Company to become eligible to exercise his Performance Rights. The Performance Rights may generally only be exercised after the three year period when fully vested, subject to the relevant performance hurdles being satisfied. Trading restrictions may apply to the shares on vesting of the Performance Rights, as determined by the Board at its discretion.

The Board's view continues to be that unless Ausenco performs well and shareholder value is improved, the executive Directors should not receive a benefit. The performance conditions impose challenging but achievable targets for the executive Directors and are chosen to contribute to the creation of shareholder wealth.

The Board is of the view that Mr Meka's remuneration package is reasonable for the purposes of Chapter 2E of the *Corporations Act 2001*, having regard to the circumstances of Ausenco and Mr Meka's circumstances (including the responsibilities involved in his office).

The Directors, with Mr Meka abstaining, recommend that shareholders vote in favour of the resolution.

AUSENCO

Ausenco Limited

ACN 114 541 114

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
www.computershare.com

000001
000
AAX
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I ND

Appointment of Proxy

I/We being a member/s of Ausenco Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** [ ]

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Ausenco Limited to be held at Brisbane Convention Centre on Wednesday, 2 May 2007 at 2.00pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
1. (a)	Re-election of Mr Hank Tuten as Director			
1. (b)	Re-election of Mr George Lloyd as Director			
1. (c)	Re-election of Mr John O'Reilly as Director			
2.	Adopt the Remuneration Report			
3.	Grant of Performance Rights to Executive Director			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date / /

AAX 1PR +

AAX_WIP_160111/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you [illegible] appoint [illegible] the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other [illegible] of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this [illegible] blank, or your [illegible] does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2.00pm on Wednesday, 2 May 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - Garden City Office Park, 2404 Logan Road, Eight Miles Plains Queensland 4113 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 19, 307 Queen Street, Brisbane QLD 4000 Australia
BY MAIL	Registered Office - Garden City Office Park, 2404 Logan Road, Eight Mile Plains Queensland 4113 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4001 Australia
BY FAX	Share Registry - Computershare Investor Services Pty Limited, 61 7 3237 2152

Computershare

AUSENCO
Ausenco Limited
ACN 114 541 114

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
web.queries@computershare.com.au
www.computershare.com

000001 000 AAX
MR JOHN SMITH &
MR JIM SMITH &
MRS JANE SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



eTree - Electronic Communication

Use a black pen. Print in CAPITAL letters inside the grey areas.   **Where a choice is required, mark the box with an 'X'** 

A

eTree - Plant trees and reduce paper waste, view your securityholder communications electronically

eTree is a Computershare initiative with Landcare Australia encouraging securityholders to elect to receive all their securityholder communications electronically.

By registering with eTree, the Issuer will make a $2 donation to Landcare Australia on your behalf to support reforestation projects in Australia and New Zealand.

To receive securityholder communications that the Issuer distributes electronically, please either:

Visit www.eTree.com.au and follow the prompts to register

OR

Enter your email address below and return this form in the envelope provided.

@

If you do not enter an email address in the box above you will continue to receive securityholder communications by post.

ET007

B

Securityholder Mobile Phone Details

I/We can be contacted on this number in the event that an email sent to the above address is unsuccessful or for other matters relating to my/our securityholding.

Mobile

C

Acknowledgement

I/We acknowledge and agree by providing a valid email address and mobile number, I/we have read and understood the terms and conditions of use on the back of this form and agree to be bound by them.

Computershare 
A Computershare Initiative
with Landcare Australia

Terms & Conditions

THESE TERMS AND CONDITIONS ARE LEGALLY BINDING.
PLEASE READ THEM CAREFULLY.

Definitions

Computershare means Computershare Investor Services Pty Limited ABN 48 078 279 277, the company that will provide the Service.

eTree means the Computershare initiative with Landcare Australia, to give an environment[illegible] incentive to holders of securities issued by [illegible]Tree Members to elect to receive securityholde[illegible] communications electronically.

eTree Mem[illegible] [illegible] Australian securities issuer (such as a company or managed in[illegible] scheme that has a[illegible] Computershare or any of its related bodies corporate to participate in eTree.

Issuer means the eTree Memb[illegible] that has sent yo[illegible] this form.

Service means the collection [illegible] email addresses and the pa[illegible]ng of these to those eTree Members you nominate and the notification to you of new eTree Members, as may be appropriate.

General

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Please return the completed form to:

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Ausenco Limited
ABN 31 114 541 114
8 / 2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

Questions from Shareholders
Ausenco 2006 Annual General Meeting (AGM)

We invite you to submit questions regarding any matter relating to Ausenco that may be relevant to the AGM, whether or not you are able to attend the AGM including:

- matters arising from the Financial Reports or the Remuneration Report
- resolutions being put to the meeting, and/or
- general questions concerning the performance of Ausenco.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM. Please clearly indicate if it is a question for the auditor.

For your convenience you can submit your questions:

- online via our share registry's website (**www.computershare.com.au**) and follow the directions there; or
- via this AGM Question Form. Please return this form in the return envelope provided or fax to + 61 7 3841 1421.

All questions must be received by 5.00pm on 27 April 2007.

The Chairman of the meeting will seek to answer as many of the frequently asked questions as possible during the AGM. Answers will not be sent to enquirers on an individual basis.

Shareholder's Name	
Address	
Telephone (optional)	( )

Shareholder reference Number or Holder Identification Number
1 ☐☐☐☐☐☐☐☐☐☐☐☐☐ OR X ☐☐☐☐☐☐☐☐☐☐☐☐

My Question relates to (please check the most appropriate box):		
☐ Ausenco's AGM	☐ A resolution being put to the meeting	☐ Ausenco's Auditor
☐ Ausenco's Financial Reports	☐ Ausenco's performance	☐ Other
☐ Ausenco's Remuneration Report	☐ A general matter or suggestion	

Question(s)



EQUINOX MINERALS LIMITED

ARBN 108 066 986

March 22, 2007

Uranium Bankable Feasibility Commenced by Equinox

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Company") has commenced a Bankable Feasibility Study ("UFS") on the uranium resources which occur within, and adjacent to, the Lumwana Copper Project ("Lumwana") orebodies that are currently being developed in the North Western province of Zambia.

The Company completed a Bankable Feasibility Study in 2003 ("2003-BFS") at Lumwana which included work on the extraction of the uranium mineralization to produce uranium oxide ("Yellowcake"), an evaluation of the Lumwana uranium resources (which entailed resource definition and metallurgical test work) and the design and costing of a separate process plant specifically for the extraction and processing of Lumwana uranium ore.

With Lumwana now fully permitted and under construction and in light of the robust and strengthening long-term uranium market, the Company has commenced the UFS to review and update the 2003-BFS.

Uranium Feasibility Study

To this end, the Company is pleased to announce that **Ausenco Limited ("Ausenco") (ASX symbol: "AAX")** has been contracted to manage and implement the UFS. A four phase program has been designed for the UFS to:

- Review the 2003-BFS uranium study including resources/reserves, metallurgy and process plant design;
- Conduct a further metallurgical testwork program;
- Design a processing plant and infrastructure to produce Yellowcake on-site; and
- Prepare capital and operating cost estimates with an accuracy of $\pm$15%.

Ausenco, in joint venture with Bateman Engineering NV, are currently engaged for the EPC construction contract on the Lumwana copper project. In preparation to execute this new contract, Ausenco has assembled a team with considerable uranium expertise that will work in parallel with their construction team already on-site at Lumwana. The UFS has commenced and is anticipated to be completed in Q1-2008.

Lumwana Uranium Resources

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation. Lumwana Uranium Mineral Resources have been

estimated at 9.5 million tonnes grading 0.093% U_3O_8 Indicated, and 2.6 million tonnes of 0.042% U_3O_8 Inferred, for a combined total of 21.4 million pounds of contained U_3O_8 (see Company press release May 02, 2005). The Lumwana uranium resource has been estimated using a 0.01% uranium cut-off grade and is consistent with JORC/NI43-101 requirements, as detailed in the Technical Report (October 2006) on www.sedar.com. An infill drilling program will be conducted as part of the UFS to facilitate mine design and develop proven and probable reserves.

Equinox President and CEO, Craig Williams commented that "the positive long-term outlook for uranium has the potential to further enhance the economics of the Lumwana Project if a uranium by-product is economically viable. The Company is evaluating this potential and considering alternatives for realizing any uranium development option. This Uranium Feasibility Study will however not impact on Equinox's current construction schedule for the commissioning of the Lumwana Project in Q2-2008."

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated October 2006 (the "Technical Report"), prepared by Michael Davis, Process Manager, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.



Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 2, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 16, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100 - No Change

S&P/ASX 200

ADDITIONS

BBP	BABCOCK & BROWN POWER

REMOVALS

RIC	RIDLEY CORPORATION LIMITED

S&P/ASX 300

ADDITIONS

BBP	BABCOCK & BROWN POWER
ABP	ABACUS PROPERTY GROUP
FXL	FLEXIGROUP LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
AOE	ARROW ENERGY NL
NXS	NEXUS ENERGY LIMITED
CBH	CBH RESOURCES LIMITED
CIF	CHALLENGER INFRASTRUCTURE FUND
BEC	BECTON PROPERTY GROUP
OKN	OAKTON LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED

AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
AZA	ANZON AUSTRALIA LIMITED
IWL	IWL LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED

REMOVALS

ANE	AUSPINE LIMITED
AVJ	AVJENNINGS LIMITED
SGL	SYDNEY GAS LTD
HPX	HPAL LIMITED
CAA	CAPRAL ALUMINIUM LIMITED
PSD	PSIVIDA LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
GDY	GEODYNAMIC LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
IIN	IINET LIMITED
CUE	CUE ENERGY RESOURCES LIMITED
IGD	IAMGOLD CORPORATION
VLL	VILLAGE LIFE LTD

All Ordinaries

ADDITIONS

BBP	BABCOCK & BROWN POWER
FXL	FLEXIGROUP LIMITED
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED
AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED
MCQ	MACQUARIE CAPITAL ALLIANCE GROUP
PMM	PORTMAN LIMITED
CMW	CROMWELL GROUP
EWC	ENERGY WORLD CORPORATION LTD
EBB	EVEREST BABCOCK & BROWN LIMITED
AEP	ALLCO EQUITY PARTNERS LIMITED
HFA	HFA HOLDINGS LIMITED
WTP	WATPAC LIMITED
CPR	CLIVE PEETERS LIMITED
OAK	OAKS HOTELS & RESORTS LIMITED
JML	JABIRU METALS LIMITED
PFL	PATTIES FOODS LIMITED
CFU	CERAMIC FUEL CELLS LIMITED

SDM	SEDGMAN LIMITED
AAX	AUSENCO LIMITED
AED	AED OIL LIMITED
BGD	BOULDER STEEL LIMITED
GBG	GINDALBIE METALS LTD
RIV	RIVERSDALE MINING LIMITED
LRF	LINQ RESOURCES FUND
RCR	RCR TOMLINSON LIMITED
HZN	HORIZON OIL LIMITED
PLA	PLATINUM AUSTRALIA LIMITED
MBR	MARINER BRIDGE INVESTMENTS LIMITED
HER	HERALD RESOURCES LIMITED
EMI	EMITCH LIMITED
MIN	MINERAL RESOURCES LIMITED
AVE	AEVUM LIMITED
DWS	DWS ADVANCED BUSINESS SOLUTIONS LIMITED
MBN	MIRABELA NICKEL LIMITED
PMA	PRECIOUS METALS AUSTRALIA LIMITED
AUB	AUSTBROKERS HOLDINGS LIMITED
IPN	INDEPENDENT PRACTITIONER NETWORK LTD
RRT	RECORD REALTY
MLB	MELBOURNE IT LIMITED
GMI	GLOBAL MINING INVESTMENTS LIMITED
CPK	CP1 LIMITED
KMN	KINGS MINERALS NL
FXR	FOX RESOURCES LIMITED
NOD	NOMAD BUILDING SOLUTIONS LIMITED
AVO	AVOCA RESOURCES LIMITED
ARR	ARASOR INTERNATIONAL LIMITED
RJT	RUBICON JAPAN TRUST
MFT	MFS DIVERSIFIED GROUP
MSB	MESOBLAST LIMITED
LYC	LYNAS CORPORATION LIMITED
EZL	EUROZ LIMITED
KAR	KAROON GAS AUSTRALIA LIMITED
VIR	VIRIDIS CLEAN ENERGY GROUP
MAFCA	MULTIPLEX ACUMEN PRIME PROPERTY FUND
EQT	EQUITY TRUSTEES LIMITED
SPH	SPHERE INVESTMENTS LIMITED
AIM	AIM RESOURCES LIMITED
CUO	COPPERCO LIMITED
REX	REGIONAL EXPRESS HOLDINGS LIMITED
CIL	CENTREBET INTERNATIONAL LIMITED
NFL	NATURAL FUEL LIMITED
MAE	MARION ENERGY LIMITED
GRR	GRANGE RESOURCES LIMITED
MPS	MACARTHURCOOK PROPERTY SECURITIES FUND
RHL	RURALCO HOLDINGS LIMITED
PFG	PRIME FINANCIAL GROUP LIMITED
LFE	LIFE THERAPEUTICS LIMITED
VKI	VIKING INDUSTRIES LIMITED
BLP	BABCOCK & BROWN RESIDENTIAL LAND PARTNERS GROUP
MPY	MFS LIVING AND LEISURE GROUP
TZN	TERRAMIN AUSTRALIA LIMITED
MMN	MACMIN SILVER LTD
GAA	GENEPHARM AUSTRALASIA LIMITED
CNB	CANBERRA INVESTMENT CORPORATION LIMITED

CCV	CASH CONVERTERS INTERNATIONAL
PVE	PO VALLEY ENERGY LIMITED
NCK	NICK SCALI LIMITED

REMOVALS

VLL	VILLAGE LIFE LTD
CUE	CUE ENERGY RESOURCES LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
PME	PRO MEDICUS LIMITED
CWT	CHALLENGER WINE TRUST
GTG	GENETIC TECHNOLOGIES LIMITED
SAQ	SYDNEY ATTRACTIONS GROUP LIMITED
PAY	PAYCE CONSOLIDATED LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
BDS	BRIDGESTONE AUSTRALIA LIMITED
WAM	WAM CAPITAL LIMITED
NCI	NATIONAL CAN INDUSTRIES LIMITED
HIC	HUNTLEY INVESTMENT COMPANY LIMITED
ARA	ARIADNE AUSTRALIA LIMITED
ACR	ACRUX LIMITED
ESV	ESERVGLOBAL LIMITED
CHQ	CHIQUITA BRANDS SOUTH PACIFIC LIMITED
ACL	ALCHEMIA LIMITED
HNG	HGL LIMITED
CLH	COLLECTION HOUSE LIMITED
TZL	TZ LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
ALR	ABERDEEN LEADERS LIMITED
ROK	ROCK BUILDING SOCIETY (THE)
SDI	SDI LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
AZZ	ANTARES ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
AGI	AINSWORTH GAME TECHNOLOGY LIMITED
CIX	CALLIDEN GROUP LIMITED
MST	METAL STORM LIMITED
GFD	GREEN'S FOODS LIMITED
CDF	COMMONWEALTH DIVERSIFIED SHARE FUND
UNW	UNWIRED GROUP LIMITED
ORL	OROTONGROUP LIMITED
SPL	STARPHARMA HOLDINGS LIMITED
WFL	WILLMOTT FORESTS LIMITED
IBC	IRONBARK CAPITAL LIMITED
GAP	GALE PACIFIC LIMITED
ADG	ADTRANS GROUP LIMITED
CMK	CUMNOCK COAL LIMITED
CLT	CELLNET GROUP LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
MOS	MOSAIC OIL NL
LIP	LIPA PHARMACEUTICALS LIMITED
CDX	CDS TECHNOLOGIES LIMITED
EOS	ELECTRO OPTIC SYSTEMS HOLDINGS LIMITED
SYM	SYMEX HOLDINGS LIMITED
NLX	NYLEX LIMITED

KYC	KEYCORP LIMITED
DRA	DRAGON MINING LIMITED
CGX	CGA MINING LIMITED
AAT	AUTRON CORPORATION LIMITED
EON	ESPREON LIMITED
LCL	LIGHTING CORPORATION LIMITED
MXL	MXL LIMITED
PPK	PPK LIMITED
DKS	DANKS HOLDINGS LIMITED
BSO	BASS STRAIT OIL TRUST
CMQ	CHEMEQ LIMITED
NAL	NORWOOD ABBEY LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:

Simon Karaban, Index Services
Tel (61) 2 9255 9870

Sharon Beach, Media
Tel (61) 3 9631 2152




ASX/Media Release

For release: 21 February 2007

Ausenco's sustained growth strategy delivers 137% increase in profit

Business Highlights

- → Record full year revenue of $144.4 million, driven by strong project performance, efficient utilisation of global engineering resources and expanded international presence
- → Record net profit after tax of $13.4 million with improved EBIT margin contributions across all business units
- → Fully franked final dividend of 7.5 cents per share payable 18 April 2007
- → 772 personnel at 31 December 2006, 128% growth since 31 December 2005

Twelve months ended 31 December	2006 [a] A$'M	2005 A$'M	Increase
Operating revenue	144.4	77.6	86%
Net profit before tax	17.9	7.6	135%
Attributable profit after tax	13.4	5.7	137%
Basic earnings per share (cents)	17.3	7.9	120%
Dividends per share – interim and final (cents)	10.0	-	

[a] The 2006 full year final report and results are in the final stages of the audit process. No changes are expected.

Diversified minerals process engineering and project management services provider Ausenco Limited (ASX: AAX) today announced a $13.4 million attributable profit after tax for the full year ended 31 December 2006, a 137% rise over the previous corresponding period.

The preliminary final result was achieved on operating revenue of $144.4 million, an increase of 86% over the previous corresponding period. Net profit before tax for the full year was $17.9 million, an increase of 135% over the $7.6 million achieved in the year ended 31 December 2005. Basic earnings per share were 17.3 cents, an increase of 120% over the 7.9 cents per share in the previous corresponding period.

Ausenco's earnings before interest and tax (EBIT) margin increased to 12.3% compared to 9.8% for the previous corresponding period. The after tax profit margin of 9.3% was an improvement on the result of 7.3% reported for the 2005 year. The effective tax rate was similar to the previous corresponding period at 25%.

Ausenco's earnings have grown at a compound annual rate of 88% over the past four years and the Company's 2006 full year earnings of $13.4 million exceeded its May 2006 prospectus forecast by 80%. . The increase in earnings reflects the improved margin contributions from all businesses, particularly in Asia and America, the strengthening of personnel numbers to meet client requirements and the steady conversion of pipeline opportunities to new projects.

Ausenco expects that its major project development capabilities, increased global presence, access to skilled personnel to meet project requirements and operational efficiencies which it brings to its projects will result in sustained growth in revenue and earnings for 2007 and beyond.

Managing Director, Mr Zimi Meka said "The results for the 2006 financial year emphasise the relevance of our strategic approach to global business expansion. Together, our strong project performance, growing international presence and commitment to high quality service standards have strengthened Ausenco's reputation as an innovative service provider to the mining and minerals processing industry. As a result, Ausenco continues to be offered significant project opportunities across the commodities spectrum by an expanding international client base."

Ausenco's order book, now at $1.9 billion installed capital value, has positioned the Company for further growth and greater diversification. Ausenco has eight corporate offices worldwide and a complementary team of experienced people who are committed to its values and business objectives.

"Our client base includes some of the world's largest mining companies. We aim to forge partnerships with our clients to deliver repeat business and contribute to the longer term sustainable growth." Mr Meka said.

In response to world market fundamentals, Ausenco is continuing to expand its international capabilities and offering a greater range of processing solutions to a broader client base. During the latter part of 2006 Ausenco assembled an experienced team of professionals to service the processing needs of the coal sector.

Safety Performance

Ausenco's 772 person workforce is located within its corporate office and project site network thoughout Asia, Africa, the Americas and Australasia.

Ausenco's safety performance for the 12 months to 31 December 2006 included a total Lost Time Injury Frequency Rate (LTIFR) of 1.7 based on 4.7 million hours worked during this period. Ausenco's safety performance record exceeds the industry standards and international best practice.

"Health, safety and environment (HSE) is a high priority for Ausenco. This commitment is reflected in one of the Company's six core values, '*Safety In All We Do'.* The significance of HSE within our global operations was highlighted in 2006 with the modification of the HSE framework to ensure Company-wide consistency of policy and practice. A common set of policies, procedures and standards applies to all projects undertaken by Ausenco worldwide," Mr Meka said.

Finance

Ausenco's net operating cash flow, after interest and tax, increased by 58% to $15.5 million. Combined with its ungeared balance sheet, Ausenco's improved operating cash flows strengthened its working capital position providing a solid financial platform for continued growth.

Cash at 31 December 2006 was $24.7 million. Ausenco continues to be debt free and has working capital and bonding facilities of $60.8 million a large portion of which is undrawn. The Company is in a strong position to secure new projects.

Dividends

The Directors intend to make regular, half yearly dividend payments of an estimated 60% of Ausenco's attributable net profit after tax (NPAT). The declaration of dividends is subject to available profits, working capital requirements and the level of borrowings with the balance being retained to fund growth. Dividends will be franked to the maximum extent possible.

In line with this policy, the Directors have declared a final fully franked dividend of 7.5 cents per share which, combined with the interim dividend of 2.5 cents per share, represents 60% of the group's full year NPAT. The dividend will be payable on 18 April 2007 to shareholders on the register as at midnight (Eastern Standard Time) on 4 April 2007.

Corporate Governance

On 21 November 2006, internationally respected resources sector executive, John O'Reilly was appointed to the Board as a non-executive Director.

London-based Mr O'Reilly is highly regarded within the global mining sector and has over 40 years experience including 19 years in senior executive positions within Rio Tinto Plc. The appointment of Mr O'Reilly complements the existing capability of the Board.

Business Performance

During the period, Ausenco secured a number of new projects, contributing to a revenue increase of 85% to $142.4 million. The projects demonstrated Ausenco's capability to execute large and small projects across a wide range of commodities in diverse and often remote locations. Ausenco's project commodities in 2006 included base metals, precious metals, mineral sands and other industrial minerals.

In recognition of its achievements in the delivery of engineering and project management services internationally, Ausenco was awarded the Queensland and the Australian Export Awards for Services for 2006.

Ausenco's strong reputation as a provider of engineering, procurement and construction management (EPCM) services to the mining and mineral processing sector has enabled it to secure major contracts globally for projects with a total installed capital value of over $1.9 billion.

The Company has a strong presence in Asia. Having completed the preliminary design and engineering component of the US$230 million Phu Kham Copper Gold Project [Pan Australian Resources Limited] in Laos early in the year, Ausenco secured the full EPCM contract for the project. Experience gained previously in Laos on the Sepon Copper Gold Project [Oxiana Limited] was a key advantage.

The award of the contract for the Phu Kham project has enabled the expansion of the group's detail engineering team in Manila. This detailed engineering team will also make a significant contribution to the Didipio Gold Copper Project [Oceana Gold Limited] in the Philippines for which Ausenco is the preferred contractor.

Ausenco is strengthening its presence in China to ensure that it is well positioned to benefit from new project opportunities. Commissioning of the Jinfeng Gold BIOX® Project in China [Sino Gold Limited] is underway with completion anticipated during the second quarter of 2007.

Other major projects within the region presently include the Nui Phao Tungsten Project [Tiberon Minerals Ltd] in Vietnam and, as the result of previous study work undertaken by Ausenco, the Hidden Valley Gold Project [Harmony Gold Mining Limited] in Papua New Guinea.

"We are establishing a global procurement office in Thailand which will enable us to realise economies of scale, increased workforce efficiency and improved project logistics. This initiative will lead to increased profitability and will deliver significant benefits to our clients," Mr Meka said.

The US$407 million Lumwana Copper Project in Zambia is being delivered on an engineering procurement construction (EPC) basis, in joint venture with Bateman Engineering NV, for Equinox Minerals Limited. When complete, this project will be the largest copper project on the African continent adding to Ausenco's African expertise and positioning it to capitalise upon future opportunities in the mineral-rich African copper belt. Ausenco's project schedule in Africa

also includes the front end design for the Grande Côte Mineral Sands Project and the Sabodala Gold Project in Senegal.

The Americas are an equally important growth region for Ausenco. Corporate offices were established in Vancouver and Tucson during 2006 to promote further growth and delivery of projects. One project is underway, another is in negotiation and several studies have commenced.

Ausenco's Australasian project activity in 2006 included completion of the Pooncarie Mineral Sands Project for Bemax Resources Limited, Highland Pacific Limited's Kainantu project and the Bendigo Mining Limited gold project. Work continued on the Murrin Murrin Nickel Project in Western Australia and the Lady Annie Copper Project in Queensland.

Ascentis, Ausenco's operating and maintenance services division continues to deliver growth, with an increased earnings contribution of $0.5 million. During the period Ascentis was accredited as a Registered Training Organisation (RTO) to provide Mineral Processing Certificate III qualifications. Ascentis is increasing the scope of its services, expanding its management team and pursuing opportunities to offer services to Ausenco's clients.

Annual General Meeting

Ausenco's inaugural Annual General Meeting will be held at the Brisbane Convention Centre, Merivale Street (corner Glenelg Street), South Brisbane on Wednesday 2 May 2007 at 2pm.

Outlook

Ausenco is committed to global expansion, innovative project delivery, personnel growth and commodity and geographic diversification. These drivers underpin Ausenco's growth and provide a stable platform for the pursuit of opportunities. Ausenco's involvement in major projects such as Lumwana, Phu Kham, Hidden Valley and Lady Annie will intensify, ensuring ongoing revenue streams and consolidating Ausenco's position as a leading provider of EPCM services across diverse geographical locations and commodity sectors.

"Our 2006 performance has been very pleasing and we are committed to profitably growing the business organically and through acquisition. We have clear strategic and business objectives and a global team which is focused on continuous improvement and the delivery of high quality engineering services to a growing client base. Our activities are capably supported by a solid infrastructure of established systems and procedures."

"The outlook for Ausenco is positive. We have a strong project pipeline through to 2010. In 2007 we expect that earnings will grow at a similar rate to that which has been achieved over the past four years. Personnel numbers are expected to increase to match the demand," Mr Meka said.

ENDS

For further information:

Zimi Meka
Managing Director
Ausenco Limited
Ph: (07) 3112 8200

Craig Allen
Chief Financial Officer
Ausenco Limited
Ph: (07) 3112 8200

Anna Whybird
Manager, Finance and Investor Relations
Phillips Group
Ph: (07) 3230 5000
Mbl: 0400 611 155

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited (ASX: AAX) was established in 1991 and has completed projects with an installed capital value in excess of $1 billion in 33 countries. Ausenco is currently working on projects with an installed capital value in excess of $1.8 billion.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Harmony Gold, Equinox Minerals, Sino Gold, and Kingsgate Consolidated.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ausenco Limited

ABN

31 114 541 114

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance rights accepted 20 February 2007
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,056,573
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A. Performance Rights are granted to key personnel pursuant to the Ausenco Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined Earnings Per Share (EPS) hurdle (40%) and Total Shareholder Return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The ordinary shares acquired under the Ausenco Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the Ausenco Performance Rights Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	81,950,000	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000 1,056,573	Options Performance Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Until vested, Performance Rights do not carry a right to a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 Feb 07
(~~Director~~/Company secretary)

Print name: Craig Allen

== == == == ==

+ See chapter 19 for defined terms.


AUSENCO

Full Year Results for the year ended 31 December 2006

Presentation to investors and analysts

Zimi Meka, Managing Director
Craig Allen, Chief Financial Officer









Disclaimer

The views expressed throughout this document contain information derived from publicly accessible sources which have not been independently verified. No representation, undertaking or warranty is made as to the accuracy, completeness, reliability of this information. This presentation incorporates certain statements, opinions, estimates, projections and forward looking statements which have been prepared on the basis of a number of assumptions which may prove to be incorrect or inappropriate. Actual results may be materially affected by changes in economic and other circumstances reasonably beyond the control of Ausenco Limited.

No portion of this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Distribution of this presentation in or from certain jurisdictions may be restricted or prohibited by law. Recipients must inform themselves of, and company with, all restrictions or prohibitions in such jurisdictions.

This presentation should not be relied upon as a recommendation or forecast by Ausenco Limited. All references to dollars are to Australian dollars.

Overview

Unless otherwise specified, all information provided is for the twelve months to 31 December 2006 and increases are in relation to the year ended 31 December 2005.

2006 Highlights

Twelve months to 31 December	FY 2006	FY 2005	
Operating revenue	$144.4 million	$77.6 million	86% ↑
Net profit before tax	$17.9 million	$7.3 million	135% ↑
Attributable profit after tax	$13.4 million	$5.7 million	137% ↑
Earnings per share (basic)	17.3 cps	7.9 cps	120% ↑
Dividend per share	10.0 cps	-	

2006 Highlights

- Safety LTIFR of 1.7 based on 4.7 million man hours worked
- Record full year total revenue of $144.4 million
  - Driven by strong project performance, efficient utilisation of global engineering resources and expanded international presence
- Record net profit after tax of $13.4 million
  - Improved EBIT margin contributions across all business units
- Fully franked final dividend of 7.5 cents per share payable 18 April 2007
- 772 personnel at 31 December 2006, 128% growth since 31 December 2005
- Appointment of John O'Reilly as non-executive Director to Board of Directors


Global presence
and specialist experience

GLOBAL OFFICES

■ CORPORATE OFFICES

PRE-FEASIBILITY STUDY → FEASIBILITY STUDY → ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT → OPERATING AND MAINTENANCE → DECOMMISSIONING

Overview

1. Introduction	Zimi Meka
2. Result analysis	Craig Allen
3. Overview of the year and outlook	Zimi Meka

Operating revenue 86% increase


Operating Revenue
$A M
160
140
120
100
80
60
40
20
0
77.6
144.4
31 Dec 05
31 Dec 06
Year Ended

Operating performance reflects:

- Improved revenue contribution from all businesses
- Steady conversion of pipeline opportunities to new projects
- Managed escalation of project personnel requirements
- Strong order book
- Record personnel numbers
- New offices in Bangkok, Hong Kong, Manila, Tucson and Vancouver

Earnings
137% increase



Net Profit After Tax
$A M
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
5.7
13.4
31 Dec 05
31 Dec 06
Year Ended

Earnings performance reflects:

- 128% growth in personnel numbers
- Successful completion of Pooncarie Mineral Sands, Kainantu Gold and Bendigo Gold projects
- Increased diversity in earnings across projects and regions
- Ongoing improvement in EBIT performance measures
- Earnings contributions from detailed design offices in Manila and the Americas

Forecast growth exceeded



Organic Growth - $12.3 M
A$'M
20
18
16
14
12
10
8
6
4
2
0
5.7
8.2
4.1
2.0
2.5
13.4
Prospectus Forecast $7.5 M
FY 31 Dec 2005 NPAT
Growth in Net Sales
Margin Growth
Corporate Expenses
Tax on increased profit
FY 31 Dec 2006 NPAT

Strong operating cashflow and platform for future growth

Financial capacity growth reflects:

- Cash at bank $24.7 million, no debt
- Strong positive operating cash flow of $15.5 million
- IPO capital raised $10 million
- Secured $35.4 million finance facility for guarantee and bonding capacity for order book and pipeline
- Recently established unsecured US$20 million bonding and letter of credit facility
- Capital acquisitions reflect costs associated with new offices and associated costs

Strategic recruitment, retention and development of personnel



900
800
700
600
500
400
300
200
100
0
130
277
340
772
2003
2004
2005
2006
Ausenco - Location of its 772 personnel
Africa 7%
Asia 13%
Americas 4%
Australia
Ausenco 70%
Ascentis 6%

Personnel growth reflects:

- 772 personnel, 128% increase since 31 Dec 05
- Engineering personnel development in strategic growth markets
- Ongoing focus on recruitment, training, career development and retention strategies
- Increased commitment to graduate program

Increasing Ascentis contribution and opportunities

Ascentis growth and opportunities accelerate:

- Growth in earnings to $0.5 million
- Revenue solid at $2.3 million
- Significant improvement in EBIT margin
- Accredited accreditation as Registered Training Organisation (RTO)
- Expansion of management team
- Increase in range of services
- Currently pursuing growth in existing markets and diversification alternatives


ASCENTIS


Overview

1. Introduction	Zimi Meka
2. Result analysis	Craig Allen
3. Overview of the year and outlook	Zimi Meka



2006 key project drivers

- Successful completion of projects for:
  - → Bemax Resources – Pooncarie Mineral Sands Project (NSW)
  - → Bendigo Mining – Bendigo Gold Project (Victoria)
  - → Highlands Kainantu – Kainantu Gold Project (PNG)

- Ramp up of significant projects:
  - → Tiberon Minerals – Nui Phao Tungsten Project (Vietnam)
  - → Pan Australian Resources – Phu Kham Copper Gold Project (Laos)
  - → Equinox Minerals – Lumwana Copper Project – (Zambia)
    - EPC 50/50 joint venture with Bateman Engineering BV
  - → Tiomin Resources – Kwale Mineral Sands Project (Kenya)
  - → Harmony Gold – Hidden Valley Gold Silver Project (PNG)
  - → MineFinders Corporation – Dolores Silver Project (Mexico)

Lumwana - EPC project delivery

Client: Equinox Minerals Limited

Project Scope: US$407.6M completed on EPC basis (via 50% JV interest, equity accounted)

Location: Zambia

Description: Design and construction of a 20 Mtpa copper concentrator including associated on-site and off-site infrastructure, water and waste management system, dams, diversion channels to divert water around the tailing storage facility, and associated facilities.

Status: Design and procurement of long lead items in progress over 50% complete.

Bulk earthworks have commenced.

Due for completion by mid 2008.





Hidden Valley – Building on regional experience

Client: Harmony Gold Mining Company Limited

Project Scope: US$210 million ICV
EPCM reimbursable plus fee

Location: Papua New Guinea

Description: Greenfields development of a mine site and 4.2 Mtpa processing plant in the remote highlands of Papua New Guinea. Full EPCM scope which includes the process plant, site access roads, water supply, power supply, site accommodation and associated infrastructure.

Status: Design and procurement of long lead items in progress. Construction plans currently being developed.
Due for completion Q3 2008.





Phu Kham - Conversion of study to project

Client: Pan Australian Resources Limited

Project Scope: US$232 million ICV
EPCM reimbursable plus fee

Location: Laos

Description: Design and construction of a 12 Mtpa copper concentrator to produce a copper-precious metal concentrate.

Ausenco also completed the feasibility study and front end engineering for the project, which included the process plant and associated infrastructure.

Status: Design and procurement of long lead items in progress.

Due for completion Q1 2008.





Positioned for growth

Ausenco continues to be positioned for growth due to:

- Strong history in successful project delivery
- Delivering specialist knowledge – diversified commodity and sector expertise
- Increased commitment to safety
- Sector growth strategy underway with recruitment of coal personnel expertise
- Broad international client base with attractive industry positions
- Experienced team accustomed to development and growth
- Continued successful conversion of feasibility studies to projects
- Growing international presence supporting innovation and value-add opportunities

Global presence and specialist experience

GLOBAL OPERATIONS

Graphs depict Ausenco's current project work together with targeted future project and study opportunities.

Numbers are approx USD Installed Capital Values.



Potential Studies
2010 onwards
Potential Projects
2007 to 2010
Current Secured Projects
2006 to 2008
PROJECTS/STUDIES
CORPORATE OFFICES
400
525
100
Gold / Copper
South America
150
570
620
Gold / Copper
Africa
1,850
2,267
565
Gold / Copper
250
Coal
302
Tungsten
Asia
1,325
980
166
Gold / Copper
120
Coal
375
295
Nickel
250
250
Lead / Zinc
Australia

There is a risk that the potential studies identified will not result in projects and that contracts for the development of the potential projects that are identified will not be awarded to Ausenco.


Solid global and
industry dynamics

Global dynamics

- Solid global economic growth continuing. 5.1% global growth in 2006 (2007 forecast 4.9%)
- China 2006 GDP growth 10.7% (2007 forecast 9.7%)
- US, Japan and Europe's more modest growth expectations indicate longer term outlook remains positive
- China and India urbanisation well underway requiring broad infrastructure and engineering expertise
- Climate change demands to provide opportunities in clean coal and uranium sectors

Industry dynamics

- Top 5 diversified mining companies US$36 bn in approved new project capex
- Ausenco has targeted US$10 bn in base and precious metal projects starting between 2007 and 2010
- Engineering expertise and equipment sourcing constraints lengthening project delivery times
- Ongoing commodity demand to lead to further extension of current above average price cycle activity

This guidance is given subject to current trading patterns and the present business, competitive and economic climate continuing.


Strong project pipeline

- Increasing exploration activity to strengthen project pipeline through to 2010
- A controlled balance in number and scale of EPCM and EPC projects
- Uphold leading market positions in Asia and Africa
- Accelerate quantity of project opportunities in Australia and Americas
- Grow international income significantly, relative to Australian income

This guidance is given subject to current trading patterns and the present business, competitive and economic climate continuing.



Outlook

- Increasing benefits from continuing personnel growth and accumulated project expertise
- Greater contribution and prolonged growth from operating and maintenance division, Ascentis
- Outlook is based on:
  - → Approval and execution of potential EPCM and EPC project opportunities
  - → Planned execution of current projects
  - → Achievement of personnel targets
  - → General market conditions being maintained
- Value-add potential acquisitions continue to be reviewed and pursued

This guidance is given subject to current trading patterns and the present business, competitive and economic climate continuing.



Growth strategy

- Extend geographic reach
- Strengthen strategic alliances
- Further diversify commodity base
- Expand range of services to take advantage of synergies
- Broaden range of clients and projects
- Acquire complementary businesses

www.ausenco.com








1500

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Ausenco Limited
ABN 31 114 541 114

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lulezim Hysni Meka (Zimi Meka)
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	20 February 2007
No. of securities held prior to change	**A. Ordinary Shares** ➢ 7,574,050 – Baze Investments Pty Ltd ➢ 252,871 – ELM Superannuation Fund ➢ 7,999,282 – Lemae Investments Pty Ltd ➢ 20,000 – Mrs Edie Meka **B. Executive Options** ➢ 500,000 – Mr Zimi Meka **C. Performance Rights** ➢ Nil
Class	A. Ordinary shares B. Options C. Performance Rights
Number acquired	A. Nil B. Nil C. 200,940

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	**A. Ordinary Shares** ➢ 7,574,050 – Baze Investments Pty Ltd ➢ 252,871 – ELM Superannuation Fund ➢ 7,999,282 – Lemae Investments Pty Ltd ➢ 20,000 – Mrs Edie Meka **B. Executive Options** ➢ 500,000 – Mr Zimi Meka **C. Performance Rights** ➢ 200,940 – Mr Zimi Meka
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. No change. B. No change. C. Performance Rights granted as equity compensation benefits for the Managing Director pursuant to the Ausenco Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.





AUSENCO LIMITED

ABN 31 114 541 114

APPENDIX 4E
PRELIMINARY FINAL REPORT
FINANCIAL YEAR ENDED
31 DECEMBER 2006

This report is based on the Financial Report which is in the process of being audited

AUSENCO LIMITED
RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the year ended 31 December 2006

AUSENCO LIMITED ABN 31 114 541 114 (ASX: AAX)

SUMMARY FINANCIALS

TWELVE MONTHS ENDED 31 DECEMBER	2006 A$'000	2005 A$'000	Increase
Operating revenue	144,396	77,667	86%
Net profit before tax	17,895	7,606	135%
Attributable profit after tax	13,421	5,663	137%
Basic earnings per share (cents)	17.3	7.9	120%
Diluted earnings per share (cents)	17.0	7.9	116%
Dividends per share – interim and final (cents)	10.0	-	
Net tangible assets per security ($)	0.79	1,607	

DIVIDENDS

On 20 February 2007 Directors have declared a final fully franked dividend of 7.5 cents per share which, combined with the interim dividend of 2.5 cents per share, represents 60% of the group's full year NPAT. The dividend will be payable on 18 April 2007 to shareholders on the register as at midnight (Eastern Standard Time) on 4 April 2007.Th aggregate amount of the proposed final dividend of $6.2 million is not recognised as a liability as at 31 December 2006. The Company previous paid a fully franked interim dividend of 2.5 cents per share on 25 October 2006.

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the Result.

The information provided in this report contains all the information required by ASX Listing Rule 4.3A.

AUSENCO LIMITED
CONSOLIDATED INCOME STATEMENTS
For the year ended 31 December 2006

		CONSOLIDATED	
	Notes	2006 $'000	2005 $'000
Revenue from continuing operations	2	144,159	77,454
Other income	2	237	213
Staff and contractors costs		(91,379)	(38,881)
Reimbursable costs		(24,574)	(28,719)
Changes in work in progress		(285)	(183)
Office and administration costs		(5,980)	(2,707)
Other expenses		(2,382)	(515)
Depreciation and amortization expense	3	(1,787)	(596)
Borrowing Costs	3	(116)	(33)
Share of net profits of associates and joint venture partnerships accounted for using the equity method	27	2	1,573
Profit before income tax		**17,895**	**7,606**
Income tax expense	4	(4,474)	(1,943)
Net profit attributable to members of Ausenco Limited		13,421	5,663
Basic earnings per share (cents per share)	25	17.34	7.87
Diluted earnings per share (cents per share)	25	17.02	7.87

The above income statements should be read in conjunction with the accompanying notes.

AUSENCO LIMITED
CONSOLIDATED BALANCE SHEETS
For the year ended 31 December 2006

		CONSOLIDATED	
	Notes	2006 $'000	2005 $'000
ASSETS			
Current assets			
Cash assets	5	24,733	10,686
Receivables	6	30,383	16,148
Inventories	7	-	285
Other	8	2,007	1,088
Total current assets		**57,123**	**28,207**
Non-current assets			
Receivables	9	42	82
Investments accounted for using the equity method	10	66	196
Available-for-sale financial assets	11	140	1,560
Property, plant and equipment	12	5,032	2,571
Deferred tax asset	13	1,956	675
Intangible assets	14	2,749	2,118
Total non-current assets		**9,985**	**7,202**
TOTAL ASSETS		**67,108**	**35,409**
LIABILITIES			
Current liabilities			
Payables	15	22,357	17,264
Borrowings	16	748	305
Current tax liabilities	17	3,654	1,004
Other	18	8,508	2,172
Total current liabilities		**35,267**	**20,745**
Non-current liabilities			
Borrowings	19	32	17
Deferred tax liabilities	20	392	104
Provisions	21	394	291
Total non-current liabilities		**818**	**412**
TOTAL LIABILITIES		**36,085**	**21,157**
NET ASSETS		**31,023**	**14,252**
EQUITY			
Contributed equity	22	10,979	2,007
Retained profits	23	20,044	12,245
TOTAL EQUITY		**31,023**	**14,252**

The above balance sheets should be read in conjunction with the accompanying notes.

AUSENCO LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
Total equity at the beginning of the period		**12,245**	**7,514**
Options and performance rights expense		217	-
Net income recognised directly in equity		217	-
Net profit after tax from continuing operations		13,421	5,663
Total recognised income and expense for the financial year that is attributable to:		13,638	5,663
Transactions with equity holders in their capacity as equity holders:			
Dividends provided for or paid	24	(5,839)	(932)
		(5,839)	(932)
Total equity at the end of the financial year		20,044	12,245
Total recognised income and expense for the financial year that is attributable to:			
Members of Ausenco Limited		13,638	5,663

The above statements of changes in equity should be read in conjunction with the accompanying notes.

AUSENCO LIMITED
CONSOLIDATED CASH FLOWS STATEMENTS
For the year ended 31 December 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		137,463	72,314
Payments to suppliers and employees (inclusive of goods and services tax)		(119,023)	(63,871)
		18,440	8,443
Interest received		230	174
Joint venture partnership distributions received		132	1,930
Borrowing costs paid		(116)	(33)
Income taxes paid		(3,163)	(724)
Net cash inflow from operating activities		**15,523**	**9,790**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(299)	(469)
Payments for property, plant, and equipment		(4,880)	(4,055)
Proceeds from sale of investment		-	254
Net cash (outflow) from investing activities		**(5,179)**	**(4,270)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		1,095	922
Repayment of borrowings		(651)	(687)
Proceeds from issue of equity		10,000	-
Share issue costs		(1,027)	-
Loans from related parties		-	(73)
Loans to related parties		-	48
Repayment of loans to related parties		40	-
Dividends paid		(5,839)	(932)
Net cash outflow from financing activities		**3,618**	**(722)**
NET INCREASE / (DECREASE) IN CASH HELD			
Cash at the beginning of the financial years		10,686	5,888
Effects of exchange rate changes on cash		85	-
CASH AT THE END OF THE FINANCIAL YEAR	5	**24,733**	**10,686**

The above cash flow statements should be read in conjunction with the accompanying notes.

1 BASIS OF PREPARATION

This preliminary financial report has been prepared in accordance with ASX listing rule 4.3A and has be derived from the unaudited financial report. The financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the *Corporations Act 2001.*

This preliminary financial report does not include all notes of the type normally included in an annual report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005, the half-year report for the period ended 30 June 2006 and any public announcements made by Ausenco Limited during the reporting period with the continuous disclosure requirements of the *Corporations Act 2001.* These policies have been consistently applied to all the years presented, unless otherwise stated.

This report is based on the Financial Report which is in the process of being audited.

The current reporting year in the preliminary Final Report is the year ended 31 December 2006 while the prior year is the year ended 31 December 2005.

		CONSOLIDATED	
	Notes	2006 $'000	2005 $'000
2 REVENUE			
From continuing operations			
Services		144,159	77,454
		144,159	77,454
Other Income			
Interest		230	174
Dividends		-	-
Other		7	39
		237	213
Total revenue from continuing operations		144,396	77,667
3 EXPENSES			
Profit before income tax includes the following specific expenses:			
Depreciation of property, plant and equipment		1,342	564
Amortisation			
Leasehold improvements		445	32
Total amortisation		445	32
Total depreciation and amortisation		1,787	596
Other charges against assets			
Bad and doubtful debts – trade debtors		-	-
Borrowing costs			
Interest and finance charges paid/payable		116	33
Total borrowing costs		116	33
Other expenses and losses			
Operating lease rentals – minimum lease payments		1,430	985
Foreign exchange losses		102	64
Net loss on disposal of property, plant and equipment		115	-
Net loss on disposal of related company		-	-

	Notes	CONSOLIDATED 2006 $'000	2005 $'000

4 INCOME TAXES

(A) INCOME TAX EXPENSE

	2006 $'000	2005 $'000
Current tax	5,568	1,964
Deferred tax	(668)	(21)
(Over)/under provision from prior years	(426)	-
Income tax expense / (benefit)	4,474	1,943
Deferred income tax (revenue) expenses included in income tax expense comprises:		
(Increase)/Decrease in deferred tax assets	(957)	49
Increase/(Decrease) in deferred tax liabilities	289	(28)
Deferred tax	(668)	21

(B) NUMERICAL RECONCILIATION OF INCOME TAX TO PRIMA FACIE TAX PAYABLE

	2006 $'000	2005 $'000
Profit before tax from continuing operations	17,895	7,606
At the Group's statutory income tax rate of 30% (2005: 30%)	5,369	2,282
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:		
Non deductible entertainment	38	19
Non-taxable dividends	-	-
International exempt income	(238)	(585)
Other	61	181
	5,230	1,897
(Over)/under provision from prior years	(426)	12
International tax rate differential [1]	(330)	34
Income tax expense/(benefit)	4,474	1,943

[1] represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

(C) TAX CONSOLIDATION

Ausenco Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 July 2004. The head entity of the tax consolidated group is Ausenco Limited. The Australian Taxation Office has been notified of this decision. The entities also have tax sharing and funding agreements in place in order to allocate tax expense to the wholly owned subsidiaries on a pro-rata basis. In addition the agreement provided for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

As a consequence, Ausenco Limited as the head entity in the tax consolidated group, recognises current income tax relating to transactions, events and balances of the wholly-owned Australian controlled entities in these financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement and the tax funding agreement will be recognised separately by Ausenco Limited as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing and funding agreements are recognised as a component of income tax expense (revenue).

CONSOLIDATED

	Notes	2006 $'000	2005 $'000

5 CURRENT ASSETS – CASH AND CASH EQUIVALENTS

		2006 $'000	2005 $'000
Cash at bank and on hand		24,733	10,686

6 CURRENT ASSETS – RECEIVABLES

		2006 $'000	2005 $'000
Trade debtors		28,279	14,278
Less: Provision for doubtful debts		(832)	(165)
		27,447	14,113
Other receivables		2,936	2,035
		30,383	16,148

7 CURRENT ASSETS – INVENTORIES

		2006 $'000	2005 $'000
Work in progress		-	285

8 CURRENT ASSETS – OTHER ASSETS

		2006 $'000	2005 $'000
Prepayments		1,295	709
Other financial assets		712	379
		2,007	1,088

9 NON-CURRENT ASSETS – RECEIVABLES

		2006 $'000	2005 $'000
Amounts owing by related parties and associates		42	62
Other receivables		-	20
		42	82

10 NON-CURRENT ASSETS – INVESTMENTS IN JOINT VENURE ENTITIES

	Notes	2006 $'000	2005 $'000
Interest in joint ventures	27	66	196
		66	196

11 NON-CURRENT ASSETS – AVAILABLE FOR SALE FINANCIAL ASSETS

		2006 $'000	2005 $'000
At beginning of year		1,560	587
Additions		299	973
Disposals		(1,719)	-
At end of year		140	1,560
Listed securities			
Equity securities		6	6
Unlisted securities			
Equity securities		134	1,554
		140	1,560

	CONSOLIDATED	
	2006	2005
	$'000	$'000

12 NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	2006 $'000	2005 $'000
LEASEHOLD IMPROVEMENTS		
At cost	834	538
Less: Accumulated depreciation	(125)	(49)
	709	489
PLANT AND EQUIPMENT		
At cost	7,632	4,050
Less: Accumulated depreciation	(3,309)	(1,968)
	4,323	2,082
Total property, plant and equipment	5,032	2,571

13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS

The balance comprises temporary differences attributable to:

	2006 $'000	2005 $'000
Amounts recognised in profit or loss		
Doubtful debts	249	50
Employee benefits	927	498
Project provisions	428	104
Leasehold improvements	28	11
Investment in joint venture	-	12
	1,632	675
Amounts recognised directly in equity		
Costs associated with the IPO	324	-
	324	675
Deferred tax asset	1,956	675
Balance at 1 January 2006	675	724
Credited/(charged) to the income statement	957	11
Credited/(charged) to equity	324	-
Balance at 31 December 2006	1,956	675
Deferred tax assets to be recovered after more than 12 months	324	61
Deferred tax assets to be recovered within 12 months	1,632	614
	1,956	675

14 INTANGIBLE ASSETS

	2006 $'000	2005 $'000
Software development – cost	3,029	2,050
Accumulated amortisation	(370)	(5)
Formation costs	90	73
	2,749	2,118

	CONSOLIDATED	
	2006	2005
	$'000	$'000
15 CURRENT LIABILITIES – PAYABLES		
Trade creditors	5,735	6,388
Other creditors and accruals	16,622	10,876
	22,357	17,264

16 CURRENT LIABILITIES – BORROWINGS

SECURED		
Hire purchase liability	748	305
	748	305

17 CURRENT LIABILITIES – TAX LIABILITIES

Income tax payable	3,654	1,004
	3,654	1,004

18 CURRENT LIABILITIES – PROVISIONS

Deferred revenue	5,471	1,814
Warranties	2,552	-
Other	485	358
	8,508	2,172

(A) PROVISION FOR DEFERRED REVENUE
The Group at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy set out in note 1(F)

(B) WARRANTY PROVISIONS
When the outcome of a services contract is expected to result in additional expenses, this amount is provided for when it first becomes known that the additional expenditure will be incurred.

MOVEMENTS IN PROVISIONS	DEFERRED REVENUE $'000	WARRANTY $'000	OTHER $'000
Carrying amount at 1 January 2006	1,814	-	358
Additional provisions	5,471	2,552	485
Amounts utilised during the year	(1,814)	-	(358)
Carrying amount at 31 December 2006	5,471	2,552	485

19 NON-CURRENT LIABILITES – BORROWINGS

SECURED		
Hire purchase liability	32	17
	32	17

	CONSOLIDATED	
	2006	2005
	$'000	$'000

20 NON-CURRENT LIABILITES – DEFERRED TAX LIABILITIES

The balance comprises temporary differences attributable to:

	2006 $'000	2005 $'000
Amounts recognised in profit or loss		
Prepayments	34	8
Work in Progress	-	74
Retentions	358	-
Depreciation	-	22
Deferred tax liabilities	392	104
Balance at 1 January 2006	104	132
Charges/(credited) to the income statement	288	(28)
Balance at 31 December 2006	392	104
Deferred tax liabilities to be settled after more than 12 months	-	-
Deferred tax liabilities to be settled within 12 months	392	104
	392	104

21 NON-CURRENT LIABILITES – PROVISIONS

	2006 $'000	2005 $'000
Employee entitlements	394	291
	394	291

22 CONTRIBUTED EQUITY

	2006 $'000	2005 $'000
(A) SHARE CAPITAL		
Balance at 1 January 2006	2,007	2,007
Issued during the financial year	10,000	-
Transaction costs	(1,352)	-
Deferred tax credit recognised directly in equity	324	-
Balance at 31 December 2006	10,979	2,007

	Number	Number
(B) MOVEMENTS IN ORDINARY SHARES		
Balance at 1 January 2006	20,709	20,709
Shares allotted - Incorporation		
Share division (3,474.33 : 1)	(20,709)	-
Share division (3,474.33 : 1)	71,950,000	-
Issued Shares – ASX listing	10,000,000	-
Balance at 31 December 2006	81,950,000	20,709

Share capital was divided on the 27 April 2006 based on a 3,474.33: 1 ratio from 20,709 ordinary fully paid shares to 71,950,000 ordinary fully paid shares. No consideration was received for this division.

Ausenco Limited raised $10,000,000 through the issue of ten million ordinary shares at $1.00 as per share in accordance with the prospectus dated 5 May 2006. Shares were allotted on the 9 June 2006 to successful applicants. Shares issued pursuant to the prospectus represented 12.20% of total issued capital following completion of the offer. Shares offered pursuant to the prospectus rank equally in all aspects with the shares issued previously.

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

	Notes	CONSOLIDATED 2006 $'000	2005 $'000

23 RESERVES AND RETAINED PROFITS

	Notes	2006 $'000	2005 $'000
Option and performance rights reserve		217	-
Retained profits		19,827	12,245
		20,044	12,245
(A) OPTION AND PERFORMANCE RIGHTS RESERVE MOVEMENTS			
Balance at 1 January 2006		-	
Option and performance rights expense		217	-
Balance at 31 December 2006		217	-
(II) RETAINED PROFITS			
Balance at 1 January 2006		12,245	7,514
Net profit attributable to members of Ausenco Limited		13,421	5,663
Dividends provided for or paid	24	(5,839)	(932)
Balance at 31 December 2006		19,827	12,245

24 DIVIDENDS

(A) ORDINARY SHARES

	2006 $'000	2005 $'000
Interim ordinary dividend for the financial year ended 31 December 2006 of 2.5 cents per share paid on paid 25 October 2006	2,049	-
Final ordinary dividend for the financial year ended 31 December 2005 of 5.3 cents per share paid on 24 April 2006	3,790	
Interim ordinary dividend for the financial year ended 31 December 2005 of 0.72 cents per share paid 22 September 2005	-	518
Final ordinary dividend for the year ended 31 December 2004 of 0.57 cents per share paid 26 April 2005	-	414
	5,839	932

(B) FRANKING CREDIT BALANCE

	2006 $'000	2005 $'000
Franking credits available for subsequent financial years based on a tax rate of 30%	1,858	2,804

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of the current tax liability

b) franking debits that will arise from the payment of dividends recognized as a liability at the reporting date

c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date, and franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

	2006	2005
	1,858	2,804

	Notes	CONSOLIDATED 2006 CENTS	CONSOLIDATED 2005 CENTS

25 EARNINGS PER SHARE

	Notes	2006 CENTS	2005 CENTS
Basic earnings per share (cents per share)		17.34	7.87
Net profit used as the numerator in calculating basic earnings per share ($'000)		13,421	5,663
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		77,402,055	20,709
Diluted earnings per share (cents per share)		17.02	7.87
Net profit used as the numerator in calculating basic earnings per share ($'000)		13,421	5,663
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share		78,840,048	20,079

26 INVESTMENTS IN CONTROLLED ENTITIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(B):

ENTITY	Notes	Country of Incorporation	BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY 2006 %	2005 %
Ausenco Services Pty Ltd [a]		Australia	100	100
Ausenco International Pty Ltd		Australia	100	100
Ascentis Operations Pty Ltd		Australia	100	100
Ausenco Asia Pty Ltd		Australia	100	100
Ausenco Resources Pty Ltd		Australia	-	100
Ausenco Americas LLC		United States	100	100
Ausenco Beijing Limited		China	100	100
Ausenco Argentina SRL		Argentina	100	-
Ausenco Senegal SARL		Senegal	100	-
Ausenco Projects Limited		Hong Kong	100	-

[a] Formerly known as Ausenco Limited

27 INVESTMENTS IN JOINT VENTURES

(A) Ausenco Limited entities have entered into the following joint venture operations:

		OWNERSHIP INTEREST CONSOLIDATED	
JOINT VENTURE ENTITY	**PRINCIPAL ACTIVITY**	**2006 %**	**2005 %**
AB Ventures Limited	Construction Contractor for Lumwana Copper Project	50	-
AB Joint Venture	Services Contractor for Lumwana Copper Project	50	-
AMEC E &C Services Pty Ltd / Ausenco International Pty Ltd Joint Venture	Feasibility study for Mongolian gold/copper plant	-	50
Khanong Development Group Joint Venture	Integrated engineering and construction services in Laos	50	50

Information relating to the joint venture entities, presented in accordance with the accounting policy :

	CONSOLIDATED	
	2006 $'000	**2005 $'000**
SHARE OF ENTITIES' ASSETS AND LIABILITIES		
Current assets	40,166	274
Non-current assets	-	2
Total assets	40,166	276
Current liabilities	40,100	80
Non-current liabilities	-	-
Total liabilities	40,100	80
Net assets	66	196
SHARE OF ENTITIES' REVENUES, EXPENSES AND RESULTS		
Revenue	36,868	5,762
Expenses	36,866	4,189
Operating profit/(loss) before income tax	2	1,573
RETAINED PROFIT ATTRIBUTABLE TO THE ENTITIES		
At the beginning of the financial year	196	552
At the end of the financial year	66	196
MOVEMENT IN CARRYING AMOUNT OF INVESTMENTS IN ENTITIES		
Carrying amount at the beginning of the financial year	196	552
Share of profits/(losses) from ordinary activities before related income tax	2	1,573
Distributions received	(132)	(1,930)
Carrying amount at the end of the financial year	66	196

28 SEGMENT INFORMATION

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 31 DECEMBER 2006	ENGINEERING $'000	OPERATIONS AND MAINTENANCE $'000	OTHER $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	141,546	1,987	-	-	143,533
Inter-segment sales	-	260	-	(260)	-
Total sales income	141,546	2,247	-	(260)	143,533
Share of net profit of associates	2	-	-	-	2
Other income	854	9	-	-	863
Total Income	142,402	2,256	-	(260)	144,398
Segment result	19,152	530	-	-	19,682
Amortisation expense					(1,787)
Profit from ordinary activities before income tax expense					17,895
Income tax expense					(4,474)
Profit from ordinary activities after income tax expense					13,421
Segment assets	66,179	847		82	67,108
Consolidated total assets	66,179	847		82	67,108
Segment liabilities	35,518	649		(82)	36,085
Consolidated total liabilities	35,518	649		(82)	36,085
Investments in associates included in segment assets					
Acquisition of property, plant and equipment and other non-current assets					
Depreciation and amortisation expense	1,778	9	-	-	1,787
Unallocated depreciation and amortisation expense					
Total depreciation and amortisation	1,778	9	-	-	1,787
Non-cash expenses other than depreciation and amortisation					

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 31 DECEMBER 2005	ENGINEERING $'000	OPERATIONS AND MAINTENANCE $'000	OTHER $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	75,136	2,318	-	-	77,454
Inter-segment sales	83	216	-	(299)	-
Total sales income	75,219	2,534	-	(299)	77,454
Share of net profit of associates	1,573	-	-	-	1,573
Other income	186	27	-	-	213
Total Income	76,978	2,561	-	(299)	79,240
Segment result	8,193	9			8,202
Amortisation expense					(596)
Profit from ordinary activities before income tax expense					7,606
Income tax expense					(1,943)
Profit from ordinary activities after income tax expense					5,663
Segment assets	35,274	263	1,420	(1,548)	35,409
Consolidated total assets	35,274	263	1,420	(1,548)	35,409
Segment liabilities	21,103	183	1,419	(1,548)	21,157
Consolidated total liabilities	21,103	183	1,419	(1,548)	21,157
Investments in associates included in segment assets	-	-	-		-
Acquisition of property, plant and equipment and other non-current assets					
Depreciation and amortisation expense	589	7	-	-	596
Unallocated depreciation and amortisation expense					
Total depreciation and amortisation	589	7	-	-	596
Non-cash expenses other than depreciation and amortisation					

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 31 DECEMBER 2006	AUSTRALIA AND NEW ZEALAND $'000	AFRICA $'000	AMERICAS $'000	ASIA AND MIDDLE EAST $'000	EUROPE $'000	TOTAL $'000
Sales to external customers	30,464	42,805	8,026	61,381	1,720	144,396
Segment assets	64,838	-	1,912	358		67,108

12 MONTHS TO 31 DECEMBER 2005	AUSTRALIA AND NEW ZEALAND $'000	AFRICA $'000	AMERICAS $'000	ASIA AND MIDDLE EAST $'000	EUROPE $'000	TOTAL $'000
Sales to external customers	50,732	5,926	127	19,537	1,345	77,667
Segment assets	35,155	-	-	254	-	35,409

The consolidated entity provides engineering process and design services, project management services and operations and maintenance support services to a number of markets.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets. The primary segments are the Engineering and Process and Operations and Maintenance. Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand, Africa, the Americas, and Asia and the Middle East. Outside of Australia, activities are predominately in the Engineering and Process segment.



31 January 2007

ASX AND MEDIA RELEASE

2006 Financial Year Unaudited Earnings

BRISBANE: Diversified mining and minerals processing engineering and project services provider Ausenco Limited (ASX: AAX) continues to achieve strong growth in its capacity to successfully develop and deliver new projects.

This growth, together with favourable business and trading conditions, has resulted in Ausenco's unaudited 2006 full year financial results exceeding expectations.

External audit and final internal accounting and assurance processes for the full year result are still underway. However, it is now expected that the Net Profit After Tax for the 12 months to 31 December 2006 will be approximately 20% above the upper limit of the full year earnings guidance announced in August 2006.

Ausenco plans to release its 2006 full year audited financial results on 21 February 2007.

ENDS

For further information please contact:

Zimi Meka
Managing Director
Ausenco Limited
Ph: (07) 3112 8200

Craig Allen
Chief Financial Officer
Ausenco Limited
Ph: (07) 3112 8200

Anna Whybird
Manager, Finance and Investor Relations
Phillips Group
Ph: (07) 3230 5000
Mbl: 0400 611 155

About Ausenco Limited

Diversified minerals processing engineering and project management services provider Ausenco Limited was established in 1991 and has completed projects with an installed capital value in excess of $1 billion in 33 countries. Ausenco is currently working on projects with an installed capital value of $1.8 billion and has a strong order book extending beyond 2009.

Ausenco is internationally recognised for its expertise in the provision of engineering and project management services to the global mining and mineral processing industries. Its clients include the world's foremost mining organisations including BHP Billiton, Rio Tinto, Oxiana, Barrick Gold, Newmont Mining, Sino Gold, and Kingsgate Consolidated.


OCEANAGOLD

MEDIA STATEMENT

29 January 2007

OceanaGold Announces Didipio Project EPCM Services Award

OceanaGold today announced that Ausenco Limited (ASX: AAX) ("Ausenco") has been nominated as the Preferred Contractor for the Engineering, Procurement and Construction Management (EPCM) Services for the Didipio Gold/Copper Project in Northern Luzon, Philippines. This nomination follows competitive bidding, and is subject only to successful completion of contract negotiations with Ausenco.

The EPCM Services for the Didipio Project includes the following major components:

- The engineering for a 2.5 million tonne per annum gold/copper flotation plant, including associated site infrastructure, crushing and grinding circuits, site roads, site preparation earthworks and other facilities
- Procurement services for major equipment packages and materials required for construction
- Construction management of the processing plant and site infrastructure,

The Didipio Gold and Copper Project will process sulphide ore at the Didipio Valley site, producing a gold/copper concentrate for shipment to a smelter for final processing. In addition a portion of the gold will be recovered in a gravity circuit on site and shipped as dore' bars.



The mine will be developed as an open cut operation for approximately the first 3.5 years, at which time production will transition to a sublevel caving underground operation. Production is expected to generate between 130-145 thousand gold ounces and 44 to 46 million pounds of copper per annum over a 15 year mine life. The Project is currently scheduled to commission by the beginning of 2009.

Ausenco was engaged in 2005 by the previous owners of the Didipio Project, Climax Mining, to complete the Feasibility Study and again in 2006 to prepare a detailed capital cost estimate for development of the Project's processing plant and associated infrastructure.

Steve Orr, Chief Executive of OceanaGold, remarked that "Ausenco's prior involvement and intimate knowledge of the Didipio Project has positioned it well for successful execution of OceanaGold's first Project in the Philippines. A significant portion of Ausenco's activities will be conducted from their established office in Manila. This will provide excellent employment opportunities for mining professionals in the Philippines and complement our objective of providing employment for individuals from the local community at the Didipio Project".

ENDS

For further information:

Stephen Orr

Chief Executive Officer

OceanaGold Limited

Background

OceanaGold currently operates in the South Island of New Zealand and the Philippines. The company's assets include New Zealand's largest gold mine at Macraes, a new mine development in the Reefton Goldfield, an additional mine development at the Frasers Underground and the Didipio Gold-Copper project in the Philippines. The company has a market capitalisation of approximately A$450 million and expects to achieve gold production of over 550,000 gold equivalent ounces (AuEq) by 2009.

The Didipio Gold Project is a gold-copper porphyry deposit that is expected to be constructed and commissioned by the beginning of 2009. The proposed development comprises 3 to 4 years of open cut mining, followed by at least 11 years of underground sub-level caving operations, totaling an expected minimum 15 years of life with further deposit expansion potential. The Project is designed for a throughput of 2.5 million tonnes of ore per annum. Annual metal production will average approximately 227,000 Au Eq in the first ten years of production, comprising some 140,000 ounces of gold and 20,000 tonnes of copper in concentrate.

Ausenco Limited (ASX: AAX), provides multi-disciplined engineering, procurement, project and construction management services to the mining, minerals and metal processing industry. The company participates in all phases of a project's progression, from project scoping studies, process option/technical review assessments, feasibility studies utilised for project financing, through to project design, construction and commissioning. Ausenco's group of companies also services companies through their operation and maintenance division, supplying key asset management and operational support. These services are applied to projects in a broad range of processing areas, both nationally and internationally.


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